

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


04035455

July 9, 2004

**By Mail**

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549


PROCESSED
JUL 14 2004
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JUL 12 2004
WASH. D.C. 179 SECTION
SUPPL

Dear Sir or Madam:

**Re: Acclaim Energy Trust**
**Submission Pursuant to Rule 12g3-2(b)**
**File No. 82-34789**

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Acclaim Energy Trust (the "Trust"), the noted documents listed on Schedule "A" hereto.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document. This submission is a "catch-up" submission that covers the interim period between the date that the Trust's application for an exemption pursuant to Rule 12g3-2(b) was submitted to the Commission (April 2, 2004) and the date of this letter.

In addition, as required by Rule 12g3-2(b)(1)(iv), this submission contains a revised Schedule "A" that amends and restates the Schedule "A" included in the Trust's initial submission under Rule 12g3-2(b). Schedule "A" of this submission describes the current requirements pursuant to which information about the Trust must be (a) made public pursuant to the laws of Alberta or Canada; (b) filed with the Toronto Stock Exchange, and which was or will be made public by such Exchange; or (c) distributed to the Trust's security holders. Some of the requirements contained on Schedule "A" hereto represent new requirements with which the Trust had not yet been required to comply during the period covered by the Trust's initial submission. The specific documents included with this submission are noted in Schedule "A".

Please contact Daniel M. Miller at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

dlw 7/14

510691.1
01549-2019

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

Daniel M. Miller

cc: David Broshko
Acclaim Energy Inc.
Fred Davidson
Burnet, Duckworth & Palmer LLP
Andrew J. Beck
Torys LLP

DMM/cr

510691.1
01549-2019

## SCHEDULE A

| Document | Filing Requirements [1 2] | When Due [3 4 5 6 7 8 9 10] |
|---|---|---|
| **Acclaim Energy Trust** | | |
| **Press Releases (included releases listed below)** | 1 | 3 |
| 1. June 30, 2004 | | |
| 2. June 18, 2004 | | |
| 3. May 25, 2004 | | |
| 4. May 25, 2004 | | |
| 5. May 18, 2004 | | |
| 6. May 7, 2004 | | |
| 7. May 3, 2004 | | |
| 8. April 28, 2004 | | |
| 9. April 19, 2004 | | |
| 10. April 19, 2004 | | |
| 11. March 31, 2004 | | |
| **Annual Filings** | | |
| 12. Annual Information Form **(filing for fiscal 2003 included herewith)** | 1 | 5 |
| 13. Annual Report **(annual report for fiscal 2003 included herewith)** | 2 | 5 |
| 14. Annual Financial Statements **(financial statements** | 1 | 5 |

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).

[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

[4] Continuous Disclosure Document– Is to be filed on SEDAR at least 25 days before record date (Record date must be set 35 to 60 days before the meeting).

[5] Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end.

[6] Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days prior to meeting date (annual meeting must be held within 6 months of the fiscal year-end).

[7] Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarter.

[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

[9] Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of securities is located. Form 45-102F2 not required after March 30, 2004 in accordance with amendments to Multilateral Instrument 45-102 Resale of Securities effective March 30, 2004.

[10] Continuous Disclosure Document – Is to be filed by reporting, non-venture issuers promptly following meeting of shareholders (New requirement, not required at time of initial submission).

| Document | Filing Requirements [1 2] | When Due [3 4 5 6 7 8 9 10] |
|---|---|---|
| **for fiscal 2003 included herewith)** | | |
| 15. Annual Management's Discussion & Analysis **(MD&A for fiscal 2003 included herewith)** | 1 | 5 |
| 16. Form 52-109F1 - Certification of Annual Filings - CEO | 1 | 5 |
| 17. Form 52-109F1 - Certification of Annual Filings - CFO | 1 | 5 |
| **Proxy Materials** | | |
| 18. Form of Proxy for Meetings of Unitholders **(included herewith)** | 1 | 3 |
| 19. Notice of Meetings of Unitholders **(included herewith)** | 1, 2 | 4 |
| 20. Information Circular/Proxy Materials for Meetings of Unitholders **(included herewith)** | 1, 2 | 6 |
| 21. Voting Direction by Debenture Holders | 1 | 3 |
| 22. Voting Direction by Holders of Exchangeable Shares, Series 1 of Acclaim Energy Inc. **(included herewith)** | 1 | 3 |
| 23. Notice of Meeting and Record Date | 1, 2 | 4 |
| 24. Voting Results **(included herewith)** | 1 | 10 |
| **Interim Materials** | | |
| 25. Interim Reports, including interim financial statements and Management's Discussion & Analysis **(included herewith)** | 1 | 7 |
| 26. Form 52-109F2 - Certification of Interim Filings - CEO **(included herewith)** | 1 | 7 |
| 27. Form 52-109F2 - Certification of Interim Filings - CFO **(included herewith)** | 1 | 7 |
| **Material Change Reports (included reports listed below)** | **1** | **8** |
| 28. June 15, 2004 | | |
| 29. June 4, 2004 | | |
| 30. April 19, 2004 | | |
| **Miscellaneous** | | |
| 31. Documents Affecting Rights of Security Holders (new requirement, not previously filed) **(two underwriting agreements are included herewith)** | 1 | 5 (if applicable) or 8 |
| 32. Statement of Reserves Data and Other Oil and Gas Information | 1 | 5 |
| 33. Oil and gas annual disclosure filing (Forms 51-101 | 1 | 5 |

| Document | Filing Requirements [1 2] | When Due [3 4 5 6 7 8 9 10] |
|---|---|---|
| F1, F2 & F3) **(included herewith)** | | |
| 34. ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers **(included herewith)** | 1 | N/A |
| 35. Multilateral Instrument 45-102 Resale of Securities - Form 45-102F2 | 1 | 9 |
| 36. Multilateral Instrument 45-102 Resale of Securities - Form 45-102F2 | 1 | 9 |
| 37. Report on number and value of securities distributed in Quebec **(included herewith)** | 1 | 9 |


ACCLAIM
Energy Trust

NEWS RELEASE June 30, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $433.7 MILLION ACQUISITION

**CALGARY, ALBERTA** (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce that it has completed its previously announced acquisition of oil and natural gas interests from ChevronTexaco Corporation for total consideration of $433.7 million. The transaction has an effective date of June 1, 2004. Acclaim financed the acquisition with a $275 million bought deal financing with a syndicate of underwriters completed on June 15, 2004 and available credit facilities.

Production from the acquired interests is approximately 17,000 barrels of oil equivalent per day (boe/d) including 34.0 million cubic feet per day (mmcf/d) of natural gas and 11,400 barrels per day (bbls/d) of light crude oil and natural gas liquids (NGLs). The acquisition increases Acclaim's overall current production to more than 42,000 boe/d, which remains balanced at 55 percent crude oil and NGLs and 45 percent natural gas. This transaction also increases Acclaim's total proved reserves to nearly 100 million barrels of oil equivalent The assets are very complementary to Acclaim's current properties in central, western and northern Alberta, and provide it with a position in long-life, high-quality production in western Manitoba.

Under the bough deal financing completed on June 15, 2004, Acclaim issued 16,350,000 subscription receipts at a price of $12.25 per subscription receipt for gross proceeds of $200,287,500 and $75 million principal amount of 8% convertible extendible unsecured subordinated debentures.

With the closing of the acquisition, trading in the subscription receipts will be halted, and the subscription receipts will remain halted until the close of business today, June 30, at which time they will be de-listed. Holders of subscription receipts will receive one trust unit for each subscription receipt held, effective at 5:00 p.m. (Calgary time) today, June 30. Acclaim's previously-announced cash distribution of $0.1625 per trust unit for June 2004 will be paid on July 20 to unitholders of record at the close of business on June 30, 2004. Holders of subscription receipts will be entitled as unitholders to receive that distribution, as their subscription receipts will be deemed to have been exchanged for trust units at the close of business on June 30.

Registered holders of subscription receipts will receive certificates for their trust units following the surrender of their subscription receipt certificate. Non-registered holders who hold their subscription receipts through brokers or other intermediaries need not take any action in order to receive the trust units to which they are entitled.

In addition, with of the closing of the acquisition, the maturity date of the $75 million 8% convertible debentures has been automatically extended from August 31, 2004 to August 31, 2009. The TSX trading symbol of the debentures is AE.DB.A.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1.5 billion, production is weighted 45 percent to natural gas, and 55 percent to oil and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President & Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.*

*Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.*

NEWS RELEASE June 18, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION & INFORMATION REGARDING JULY 20 PAYABLE DATE

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on July 20, 2004 to unitholders of record on June 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on June 28, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 15.3 percent, based on a June 17 closing price of $12.70 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 21 consecutive monthly payments at this level.

If the closing of the ChevronTexaco acquisition occurs on June 30, 2004, as currently scheduled, holders of the Acclaim Subscription Receipts (AE.R) will become unitholders (AE.UN) effective that date and accordingly will, as unitholders, receive the June distribution on the July 20 payment date. If the closing of the ChevronTexaco acquisition occurs after June 30, holders of Subscription Receipts will receive a payment equal to the June distribution payable on the later of July 20, 2004 and the date of closing. It is expected that trading in the Subscription Receipts will be halted immediately following closing of the ChevronTexaco acquisition.

As previously announced on May 25, 2004, Acclaim's distributions will become taxable at an estimated rate of 20 to 25 percent for 2004 as calculated under the Canadian Income Tax Act, effective on the closing of the ChevronTexaco acquisition. Accordingly, Acclaim is required to withhold and remit the applicable non-resident withholding tax. Commencing with the July 20 distribution, the customary rate is 25 percent, reduced to 15 percent where any Tax Treaties which are in place with the country where the non-resident unitholder resides. For U.S. resident unitholders, this rate is reduced to 15 percent due to the Canada/US Tax Treaty. Unitholders are encouraged to seek qualified tax advice in their country of residence.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the ChevronTexaco acquisition, Acclaim's production will be in excess of 42,000 boe/d, weighted 55 percent to oil and 45 percent to natural gas and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities*

*law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*


ACCLAIM
Energy Trust

NEWS RELEASE

May 25, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

# ACCLAIM ENERGY TRUST ANNOUNCES ACQUISITION OF CHEVRONTEXACO WESTERN CANADIAN ASSETS & BOUGHT DEAL FINANCING

**CALGARY, ALBERTA** (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce that Acclaim and Enerplus Resources Fund ("Enerplus") have together entered into an agreement to acquire all of ChevronTexaco Corporation's ("ChevronTexaco") conventional oil and natural gas interests in western Canada for total consideration of $1.089 billion. The transaction is expected to close on or about June 30, 2004, with an effective date of June 1, 2004. Closing is subject to customary conditions and regulatory consents. Acclaim will fund its portion of the acquisition with the proceeds of a concurrent bought deal financing and available credit facilities.

The assets will be primarily divided between Acclaim and Enerplus, however certain interests will be sold to a third party exploration and production company on closing. As a result, the total purchase consideration will be allocated as follows:

| | |
|---|---|
| Acclaim Energy Trust | $ 433.7 million |
| Enerplus Resources Fund | $ 466.3 million |
| Third party E&P company | $ 189.0 million |
| Total consideration | $1,089.0 million |

## Acclaim Acquisition Summary

Acclaim is acquiring a package of high quality, concentrated producing properties in western Canada for $433.7 million. Production from the assets is approximately 17,000 barrels of oil equivalent per day (boe/d) including 34.0 million cubic feet per day (mmcf/d) of natural gas and 11,400 barrels per day (bbls/d) of light crude oil and natural gas liquids (NGLs). The acquisition will increase Acclaim's overall current production to more than 42,000 boe/d, which will remain balanced at 55 percent crude oil and NGLs and 45 percent natural gas. This transaction will also increase Acclaim's total proved reserves to nearly 100 million barrels of oil equivalent (mmboe).

"We are excited to have secured these high-quality, legacy assets which are extremely complementary to our current properties in central, western and northern Alberta, and provides us with a position in long-life, high-quality production in western Manitoba. Overall, these are high netback properties with considerable future development potential. We are also very pleased to have partnered with Enerplus in this unique and successful transaction," said President and Chief Executive Officer, J. Paul Charron.

## Transaction Highlights

The acquisition provides the following financial and operational benefits to unitholders:

- Accretion to Acclaim's 2004 and 2005 cash flow per unit is expected to exceed 25 percent and 30 percent, respectively, given the concurrent financing of Trust units and convertible debentures. If accretion levels were calculated on a theoretical basis assuming the continuation of Acclaim's current

debt to equity ratio, cash flow per unit accretion for 2004 and 2005 would exceed 20 percent and 25 percent respectively.

- The acquisition enhances Acclaim's ability to maintain and balance its distributions with an expenditure program designed to pursue opportunities identified on the acquired properties, while maintaining a strong balance sheet. Assuming the current forward strip prices and the concurrent financing, Acclaim's annualized payout ratio is anticipated to be less than 70 percent in 2004 (or 60 per cent for the latter half of 2004) and 65 percent in 2005. One of Acclaim's primary objectives is to provide stable cash distributions to unitholders. The Trust has distributed $0.1625 per unit for 20 consecutive months. Given current commodity prices, we expect to be able to maintain distributions at that level for a significant period while also reducing Acclaim's payout ratio. This reduced payout ratio supports Acclaim's belief that a more conservative distribution payout strategy provides longer-term sustainability.

- Provides greater than 30 percent accretion to production per unit and 20 percent accretion to proved producing reserves per unit. The acquisition is also accretive to net asset value per unit by approximately 5 percent.

- Attractive production and reserve acquisition costs of $25,500 per flowing barrel of oil equivalent, $15.47 per boe proved and $12.23 per boe proved plus probable.

- Exceptional ratio of proved producing to total proved reserves of 96 percent while proved reserves are 80 percent of total reserves.

- High working interest properties and Acclaim will operate 65 percent of the production acquired. The Trust's consortium partners will operate the balance.

- Capital allocated to the acquired assets has been limited for several years and Acclaim believes there are significant production optimization and development opportunities on key acquired properties.

- Additional production from this acquisition will provide Acclaim with improved general and administrative costs on a per boe basis, while operating costs are consistent with the Trust's current expenses of approximately $6.75 to $7.00 per boe.

- Several of Acclaim's senior technical head office and field personnel including Brent DeFosse, Acclaim's Chief Operating Officer, are former ChevronTexaco employees and have a strong working knowledge of the properties acquired.

- Acclaim's position in the oil and gas trust sector will increase to the fifth largest in terms of daily production and proved reserves, which is expected to further increase the Trust's solid liquidity levels and potentially, provide a reduced cost of capital.

## Financing and Hedging

The acquisition price of $433.7 million, prior to adjustments, will be funded through a combination of bank debt and an issue of trust units and convertible extendible unsecured subordinated debentures. Acclaim has entered into an agreement to sell, on a bought deal basis, 12,250,000 subscription receipts at $12.25 each for gross proceeds of $150,062,500 and $75.0 million principal amount of convertible extendible unsecured subordinated debentures. The offering will be made through an underwriting syndicate co-lead by BMO Nesbitt Burns Inc., TD Securities Inc., and CIBC World Markets Inc. and including National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc., and Dundee Securities Corporation. Acclaim has granted the underwriters an option to purchase up to an additional 4,100,000 subscription receipts at the same offering price at any time up to 48 hours prior to closing of the offering.

Each subscription receipt represents the right to receive one trust unit on the closing of the Chevron acquisition. The proceeds from the offering of subscription receipts will be deposited in escrow pending closing of the acquisition. If the acquisition closes on or before August 31, 2004, the net proceeds will be released to Acclaim and used to pay part of the purchase price of the Chevron acquisition. If the Chevron Acquisition closes by August 31, 2004, holders of subscription receipts will receive a payment equivalent to the amount of any cash distributions to unitholders for which record dates occur between the closing of the offering and the closing of the acquisition. If the Chevron acquisition fails to close by August 31, 2004, or the acquisition is terminated at any earlier time, Acclaim will return to holders of subscription receipts the issue price and their *pro rata* entitlement to interest thereon.

The convertible extendible subordinated debentures will have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The initial maturity date of the debentures will be August 31, 2004, with an automatic extension to August 31, 2009, upon the closing of the Chevron acquisition. If the Chevron acquisition does not close on or before August 31, 2004, or if the Chevron acquisition is terminated at any earlier time, the debentures will mature on the initial maturity date. The convertible debentures will pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The offering of the subscription receipts and Debentures is being made only in Canada by means of a short-form prospectus and is subject to normal regulatory approvals. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim has arranged a $415 million revolving credit facility and a $330 million equity bridge facility with The Toronto Dominion Bank and Bank of Montreal to replace its existing facilities and fund a portion of the acquisition.

With the issuance of $75.0 million of convertible debentures and assuming the equity issue is limited to the base amount of $150 million, Acclaim can finance the transaction by utilizing its new credit facility of $415 million. The Trust may draw a portion of the bridge facility in order to increase financial flexibility.

Subsequent to closing the transaction, assuming US$34.00 WTI for crude oil and CDN$6.25 per gigajoule for natural gas, Acclaim's debt to cash flow ratio is expected to be 1.3 times after taking into account the related financing. This ratio is calculated before the exercise of the underwriter's option and treats the convertible debentures as equity. If the convertible debentures are treated as debt, the debt to cash flow ratio would be 1.6 times.

Virtually all of the production volumes acquired are currently unhedged and receive spot market commodity prices. Acclaim will be incorporating the acquired volumes into its hedging program in order to protect acquisition economics and cash flow for the planned capital expenditure program. The Trust will use a variety of instruments that provide downside protection while retaining exposure to increasing commodity prices. As is customary, Acclaim will layer in downside protection in a disciplined manner with the intention of protecting approximately 50 percent of total production.

**Reserves and Production**

Sproule Associates Limited ("Sproule") conducted an independent appraisal of the assets being acquired June 1, 2004 in accordance with National Instrument 51-101. The following table represents Acclaim's assessment of the reserves being acquired which is 9 percent higher on a proved producing basis, 12 percent higher on a total proved basis and 11 percent lower on a proved plus probable basis as compared to the independent appraisal completed by Sproule.

| | Crude Oil (Mbbl) | Natural Gas Liquids (Mbbl) | Natural Gas (Mmcf) | Oil Equivalent (Mboe) |
|---|---|---|---|---|
| Proved Producing | 14,865 | 4,002 | 47,847 | 26,841 |
| Total Proved | 15,076 | 4,218 | 52,391 | 28,026 |
| Total Proved + Probable | 18,990 | 5,569 | 65,319 | 35,446 |

Based on engineering rates for the last half of 2004, the acquired properties have a reserve life index of 5.7 years on a proved plus probable basis. This will reduce Acclaim's overall proved plus probable reserve life index, in the short-term, to 8.0 years. Although the reserve life index has been reduced, this calculation is significantly impacted by the blowdown of the Acheson D-3 pool in Central Alberta, which is expected to deplete over the next three years. However, given the bullish outlook for commodity prices, Acclaim expects to generate significant cash flow from this property over the same time period. Acclaim expects that it will return to its current decline rate of approximately 20 percent by the end of 2005.

The Trust anticipates largely mitigating the shorter reserve life associated with certain of the acquired assets through an effective capital expenditure program. As previously stated, the substantial accretion generated by the acquisition provides Acclaim with the opportunity to maintain distributions while significantly reducing its payout ratio. The additional cash flow retained can then be allocated to the acquired properties to pursue identified development opportunities, sustain production levels and increase reserves.

**2004 Taxability Guidance**

Due to the increased cash flow associated with increased commodity prices and the limitation on tax pools received in this transaction, Acclaim is anticipating a change in its estimated 2004 taxability. Acclaim's distributions are now estimated to be 20 to 25 percent taxable to Canadian unitholders and 10 to 15 percent taxable to US unitholders. Acclaim's legal advisors have provided advice that in 2003 Acclaim should be considered a qualified foreign corporation and that dividends paid to its individual US unitholders should be qualified dividends for U.S. federal income tax purposes. Acclaim believes that it will continue to be a qualified foreign corporation in 2004.

Acclaim's level of taxability is compared to an estimated industry average taxability in the oil and gas trust sector of 60 percent, and will continue to provide a strong tax advantage to unitholders.

**Key Properties**

The properties acquired in this transaction fit strategically in four of Acclaim's current operating districts. The properties being acquired have large reserves in place, high netback production with considerable optimization and infill drilling opportunities

***Central Alberta***

ChevronTexaco's Central Alberta package includes the key properties of Acheson and Homeglen-Rimbey which fall into the Trust's Central District as well as Pembina, West Pembina and Bigoray in Acclaim's Western District. Current production in this area is 10,500 boe/d comprised of 24.0 mmcf/d or natural gas and 6,500 bbls/d of light crude oil and natural gas liquids. The acquired properties in this area are characterized by large oil and gas pools with multi-zone potential. The average working interest in this district is 70 percent and Acclaim will operate approximately 75 percent of the production.

***Acheson***

Acheson is west of the city of Edmonton and adjacent to Acclaim's Golden Spike property. It includes the Acheson gas plant which is capable of processing 33.5 mmcf/d and an oil battery. Acheson is a multi-zone area with a long history of production coming from the Leduc, Nisku, Detrital, and Basal Quartz zones. The reefs in this area have been producing from pay zones as thick as 238 feet. Opportunities for Acclaim include consolidation of existing facilities in the area, drilling of infill locations and waterflood potential identified in the Blairmore pools.

***Homeglen-Rimbey and Westerose***

The Homeglen-Rimbey and Westerose properties are approximately 60 miles south of Edmonton. The Energy and Utilities Board (EUB) has identified 109.6 mmbbl of Original Oil in Place and 1.2 trillion cubic feet (tcf) of natural gas in the Homeglen-Rimbey properties. The Westerose South (Dick Lake) Leduc Unit has 37 mmbls of original oil in place and 1.9 tcf of original gas in place. There are significant production optimization and drilling opportunities in this area.

***Pembina, West Pembina and Bigoray***

Acclaim will operate 10 Nisku Pools in the Bigoray, Brazeau, and West Pembina areas. The Nisku Formation is a well-established hydrocarbon-bearing unit in the basin. Acclaim believes there is strong potential for production optimization in these wells, and upside drilling potential in other prospective zones.

***Kaybob and Simonette***

The Kaybob district covers a large area approximately 150 miles northwest of Edmonton and is characterized by high working interests in large multi-well pools. The area produces 42° API oil and associated gas, and other operators have recently experienced drilling and optimization success. Acclaim will evaluate sidetrack drilling locations as well as optimization opportunities. The Simonette BHL A Pool is estimated to have Original Oil in Place of 57.7 mmbbl and an Original Gas in Place of 116.2 bcf. The EUB estimates for Original Oil in Place for the B Pool are 19.8 mmbbl and 35.5 bcf of natural gas. Uphole potential, water injection and workover opportunities exist in these properties.

***Mitsue***

Acclaim's purchase of the Mitsue properties provides high working interest, unitized pools with substantial Original Oil In Place and a reserve life index of 12.3 years (proved plus probable). This is a world-class reservoir with oil in place estimates ranging from 850 million barrels to 1 billion barrels with a recovery factor of less than 50 percent. Mitsue is located on the shores of Slave Lake in north central Alberta approximately 125 miles north of Edmonton. The Mitsue Gilwood A Pool was discovered in 1964, and the oil has an API gravity of 41°. Short-term optimization opportunities exist, and 18 locations have been identified for infill drilling.

***Manitoba***

The Manitoba properties are characterized by a long reserve life in excess of 10 years (proved plus probable) and high working interests in light oil pools. The majority of production is from seven operated units, under waterflood. These properties provide outstanding netbacks with operating costs of less than $8 per barrel and oil differential to Edmonton light of approximately $4.00 per barrel. Horizontal drilling opportunities are significant as is the potential to maximize waterflood recovery. Enerplus is expected to be the operator following completion of the acquisition.

**Integration**

Acclaim has an excellent working knowledge of the acquired assets and is well positioned to integrate and operate these properties. There are several former ChevronTexaco employees in the head office and in the field, including Brent DeFosse, Acclaim's Chief Operating Officer, who previously managed many of these properties. "In 2003, we successfully integrated four major acquisitions," stated Charron. "We established a corporate priority to put in place the right operating and financial processes, systems and controls with which to manage our current operations and position ourselves for future growth. Given our working knowledge of these properties and our proven ability to absorb transactions, I am confident that we will successfully integrate both people and properties."

**Financial Advisors**

BMO Nesbitt Burns Inc. and TD Securities Inc. acted as financial advisors to Acclaim with respect to this transaction.

**Acquisition Conference Call and Audio Webcast**

Acclaim will host a live conference call and audio webcast at 3:00 p.m. Mountain Time (5:00 p.m. Eastern Time) on Tuesday, May 25, 2004. To participate by telephone, in Toronto and area, call 416-695-5259 or elsewhere across North America, toll free: 1-877-888-4210. The call will also be broadcast on the web by visiting www.acclaimtrust.com or www.vcall.com. An archived telephone recording of the call will be available until May 31, 2004 by calling 1-416-695-5275 or 1-866-518-1010. PowerPoint slides on the acquired properties have been posted on Acclaim's website for the information of interested investors.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the Chevron acquisition, Acclaim's production in excess of 42,000 boe/d is weighted 55 percent to oil, and 45 percent to natural gas and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit* www.acclaimtrust.com.

- 30 –

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President and Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at*

*Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.*

*Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.*

82-34789



NEWS RELEASE May 25, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

# ACCLAIM ENERGY TRUST ANNOUNCES ACQUISITION OF CHEVRONTEXACO WESTERN CANADIAN ASSETS & BOUGHT DEAL FINANCING

**CALGARY, ALBERTA** (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce that Acclaim and Enerplus Resources Fund ("Enerplus") have together entered into an agreement to acquire all of ChevronTexaco Corporation's ("ChevronTexaco") conventional oil and natural gas interests in western Canada for total consideration of $1.089 billion. The transaction is expected to close on or about June 30, 2004, with an effective date of June 1, 2004. Closing is subject to customary conditions and regulatory consents. Acclaim will fund its portion of the acquisition with the proceeds of a concurrent bought deal financing and available credit facilities.

The assets will be primarily divided between Acclaim and Enerplus, however certain interests will be sold to a third party exploration and production company on closing. As a result, the total purchase consideration will be allocated as follows:

| | |
|---|---|
| Acclaim Energy Trust | $ 433.7 million |
| Enerplus Resources Fund | $ 466.3 million |
| Third party E&P company | $ 189.0 million |
| Total consideration | $1,089.0 million |

## Acclaim Acquisition Summary

Acclaim is acquiring a package of high quality, concentrated producing properties in western Canada for $433.7 million. Production from the assets is approximately 17,000 barrels of oil equivalent per day (boe/d) including 34.0 million cubic feet per day (mmcf/d) of natural gas and 11,400 barrels per day (bbls/d) of light crude oil and natural gas liquids (NGLs). The acquisition will increase Acclaim's overall current production to more than 42,000 boe/d, which will remain balanced at 55 percent crude oil and NGLs and 45 percent natural gas. This transaction will also increase Acclaim's total proved reserves to nearly 100 million barrels of oil equivalent (mmboe).

"We are excited to have secured these high-quality, legacy assets which are extremely complementary to our current properties in central, western and northern Alberta, and provides us with a position in long-life, high-quality production in western Manitoba. Overall, these are high netback properties with considerable future development potential. We are also very pleased to have partnered with Enerplus in this unique and successful transaction," said President and Chief Executive Officer, J. Paul Charron.

## Transaction Highlights

The acquisition provides the following financial and operational benefits to unitholders:

- Accretion to Acclaim's 2004 and 2005 cash flow per unit is expected to exceed 25 percent and 30 percent, respectively, given the concurrent financing of Trust units and convertible debentures. If accretion levels were calculated on a theoretical basis assuming the continuation of Acclaim's current

debt to equity ratio, cash flow per unit accretion for 2004 and 2005 would exceed 20 percent and 25 percent respectively.

- The acquisition enhances Acclaim's ability to maintain and balance its distributions with an expenditure program designed to pursue opportunities identified on the acquired properties, while maintaining a strong balance sheet. Assuming the current forward strip prices and the concurrent financing, Acclaim's annualized payout ratio is anticipated to be less than 70 percent in 2004 (or 60 per cent for the latter half of 2004) and 65 percent in 2005. One of Acclaim's primary objectives is to provide stable cash distributions to unitholders. The Trust has distributed $0.1625 per unit for 20 consecutive months. Given current commodity prices, we expect to be able to maintain distributions at that level for a significant period while also reducing Acclaim's payout ratio. This reduced payout ratio supports Acclaim's belief that a more conservative distribution payout strategy provides longer-term sustainability.

- Provides greater than 30 percent accretion to production per unit and 20 percent accretion to proved producing reserves per unit. The acquisition is also accretive to net asset value per unit by approximately 5 percent.

- Attractive production and reserve acquisition costs of $25,500 per flowing barrel of oil equivalent, $15.47 per boe proved and $12.23 per boe proved plus probable.

- Exceptional ratio of proved producing to total proved reserves of 96 percent while proved reserves are 80 percent of total reserves.

- High working interest properties and Acclaim will operate 65 percent of the production acquired. The Trust's consortium partners will operate the balance.

- Capital allocated to the acquired assets has been limited for several years and Acclaim believes there are significant production optimization and development opportunities on key acquired properties.

- Additional production from this acquisition will provide Acclaim with improved general and administrative costs on a per boe basis, while operating costs are consistent with the Trust's current expenses of approximately $6.75 to $7.00 per boe.

- Several of Acclaim's senior technical head office and field personnel including Brent DeFosse, Acclaim's Chief Operating Officer, are former ChevronTexaco employees and have a strong working knowledge of the properties acquired.

- Acclaim's position in the oil and gas trust sector will increase to the fifth largest in terms of daily production and proved reserves, which is expected to further increase the Trust's solid liquidity levels and potentially, provide a reduced cost of capital.

**Financing and Hedging**

The acquisition price of $433.7 million, prior to adjustments, will be funded through a combination of bank debt and an issue of trust units and convertible extendible unsecured subordinated debentures. Acclaim has entered into an agreement to sell, on a bought deal basis, 12,250,000 subscription receipts at $12.25 each for gross proceeds of $150,062,500 and $75.0 million principal amount of convertible extendible unsecured subordinated debentures. The offering will be made through an underwriting syndicate co-lead by BMO Nesbitt Burns Inc., TD Securities Inc., and CIBC World Markets Inc. and including National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd. and Dundee Securities Corporation. Acclaim has granted the underwriters an option to purchase up to an additional 4,100,000 subscription receipts at the same offering price at any time up to 48 hours prior to closing of the offering.

Each subscription receipt represents the right to receive one trust unit on the closing of the Chevron acquisition. The proceeds from the offering of subscription receipts will be deposited in escrow pending closing of the acquisition. If the acquisition closes on or before August 31, 2004, the net proceeds will be released to Acclaim and used to pay part of the purchase price of the Chevron acquisition. If the Chevron Acquisition closes by August 31, 2004, holders of subscription receipts will receive a payment equivalent to the amount of any cash distributions to unitholders for which record dates occur between the closing of the offering and the closing of the acquisition. If the Chevron acquisition fails to close by August 31, 2004, or the acquisition is terminated at any earlier time, Acclaim will return to holders of subscription receipts the issue price and their *pro rata* entitlement to interest thereon.

The convertible extendible subordinated debentures will have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $ 13.50 per trust unit. The initial maturity date of the debentures will be August 31, 2004, with an automatic extension to August 31, 2009, upon the closing of the Chevron acquisition. If the Chevron acquisition does not close on or before August 31, 2004, or if the Chevron acquisition is terminated at any earlier time, the debentures will mature on the initial maturity date. The convertible debentures will pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The offering of the subscription receipts and Debentures is being made only in Canada by means of a short-form prospectus and is subject to normal regulatory approvals. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim has arranged a $415 million revolving credit facility and a $330 million equity bridge facility with The Toronto Dominion Bank and Bank of Montreal to replace its existing facilities and fund a portion of the acquisition.

With the issuance of $75.0 million of convertible debentures and assuming the equity issue is limited to the base amount of $150 million, Acclaim can finance the transaction by utilizing its new credit facility of $415 million. The Trust may draw a portion of the bridge facility in order to increase financial flexibility.

Subsequent to closing the transaction, assuming US$34.00 WTI for crude oil and CDN$6.25 per gigajoule for natural gas, Acclaim's debt to cash flow ratio is expected to be 1.3 times after taking into account the related financing. This ratio is calculated before the exercise of the underwriter's option and treats the convertible debentures as equity. If the convertible debentures are treated as debt, the debt to cash flow ratio would be 1.6 times.

Virtually all of the production volumes acquired are currently unhedged and receive spot market commodity prices. Acclaim will be incorporating the acquired volumes into its hedging program in order to protect acquisition economics and cash flow for the planned capital expenditure program. The Trust will use a variety of instruments that provide downside protection while retaining exposure to increasing commodity prices. As is customary, Acclaim will layer in downside protection in a disciplined manner with the intention of protecting approximately 50 percent of total production.

**Reserves and Production**

Sproule Associates Limited ("Sproule") conducted an independent appraisal of the assets being acquired June 1, 2004 in accordance with National Instrument 51-101. The following table represents Acclaim's assessment of the reserves being acquired which is 9 percent higher on a proved producing basis, 12 percent higher on a total proved basis and 11 percent lower on a proved plus probable basis as compared to the independent appraisal completed by Sproule.

| | Crude Oil (Mbbl) | Natural Gas Liquids (Mbbl) | Natural Gas (Mmcf) | Oil Equivalent (Mboe) |
|---|---|---|---|---|
| Proved Producing | 14,865 | 4,002 | 47,847 | 26,841 |
| Total Proved | 15,076 | 4,218 | 52,391 | 28,026 |
| Total Proved + Probable | 18,990 | 5,569 | 65,319 | 35,446 |

Based on engineering rates for the last half of 2004, the acquired properties have a reserve life index of 5.7 years on a proved plus probable basis. This will reduce Acclaim's overall proved plus probable reserve life index, in the short-term, to 8.0 years. Although the reserve life index has been reduced, this calculation is significantly impacted by the blowdown of the Acheson D-3 pool in Central Alberta, which is expected to deplete over the next three years. However, given the bullish outlook for commodity prices, Acclaim expects to generate significant cash flow from this property over the same time period. Acclaim expects that it will return to its current decline rate of approximately 20 percent by the end of 2005.

The Trust anticipates largely mitigating the shorter reserve life associated with certain of the acquired assets through an effective capital expenditure program. As previously stated, the substantial accretion generated by the acquisition provides Acclaim with the opportunity to maintain distributions while significantly reducing its payout ratio. The additional cash flow retained can then be allocated to the acquired properties to pursue identified development opportunities, sustain production levels and increase reserves.

**2004 Taxability Guidance**

Due to the increased cash flow associated with increased commodity prices and the limitation on tax pools received in this transaction, Acclaim is anticipating a change in its estimated 2004 taxability. Acclaim's distributions are now estimated to be 20 to 25 percent taxable to Canadian unitholders and 10 to 15 percent taxable to US unitholders. Acclaim's legal advisors have provided advice that in 2003 Acclaim should be considered a qualified foreign corporation and that dividends paid to its individual US unitholders should be qualified dividends for U.S. federal income tax purposes. Acclaim believes that it will continue to be a qualified foreign corporation in 2004.

Acclaim's level of taxability is compared to an estimated industry average taxability in the oil and gas trust sector of 60 percent, and will continue to provide a strong tax advantage to unitholders.

**Key Properties**

The properties acquired in this transaction fit strategically in four of Acclaim's current operating districts. The properties being acquired have large reserves in place, high netback production with considerable optimization and infill drilling opportunities

***Central Alberta***

ChevronTexaco's Central Alberta package includes the key properties of Acheson and Homeglen-Rimbey which fall into the Trust's Central District as well as Pembina, West Pembina and Bigoray in Acclaim's Western District. Current production in this area is 10,500 boe/d comprised of 24.0 mmcf/d or natural gas and 6,500 bbls/d of light crude oil and natural gas liquids. The acquired properties in this area are characterized by large oil and gas pools with multi-zone potential. The average working interest in this district is 70 percent and Acclaim will operate approximately 75 percent of the production.

***Acheson***

Acheson is west of the city of Edmonton and adjacent to Acclaim's Golden Spike property. It includes the Acheson gas plant which is capable of processing 33.5 mmcf/d and an oil battery. Acheson is a multi-zone area with a long history of production coming from the Leduc, Nisku, Detrital, and Basal Quartz zones. The reefs in this area have been producing from pay zones as thick as 238 feet. Opportunities for Acclaim include consolidation of existing facilities in the area, drilling of infill locations and waterflood potential identified in the Blairmore pools.

***Homeglen-Rimbey and Westerose***

The Homeglen-Rimbey and Westerose properties are approximately 60 miles south of Edmonton. The Energy and Utilities Board (EUB) has identified 109.6 mmbbl of Original Oil in Place and 1.2 trillion cubic feet (tcf) of natural gas in the Homeglen-Rimbey properties. The Westerose South (Dick Lake) Leduc Unit has 37 mmbls of original oil in place and 1.9 tcf of original gas in place. There are significant production optimization and drilling opportunities in this area.

***Pembina, West Pembina and Bigoray***

Acclaim will operate 10 Nisku Pools in the Bigoray, Brazeau, and West Pembina areas. The Nisku Formation is a well-established hydrocarbon-bearing unit in the basin. Acclaim believes there is strong potential for production optimization in these wells, and upside drilling potential in other prospective zones.

***Kaybob and Simonette***

The Kaybob district covers a large area approximately 150 miles northwest of Edmonton and is characterized by high working interests in large multi-well pools. The area produces 42° API oil and associated gas, and other operators have recently experienced drilling and optimization success. Acclaim will evaluate sidetrack drilling locations as well as optimization opportunities. The Simonette BHL A Pool is estimated to have Original Oil in Place of 57.7 mmbbl and an Original Gas in Place of 116.2 bcf. The EUB estimates for Original Oil in Place for the B Pool are 19.8 mmbbl and 35.5 bcf of natural gas. Uphole potential, water injection and workover opportunities exist in these properties.

***Mitsue***

Acclaim's purchase of the Mitsue properties provides high working interest, unitized pools with substantial Original Oil In Place and a reserve life index of 12.3 years (proved plus probable). This is a world-class reservoir with oil in place estimates ranging from 850 million barrels to 1 billion barrels with a recovery factor of less than 50 percent. Mitsue is located on the shores of Slave Lake in north central Alberta approximately 125 miles north of Edmonton. The Mitsue Gilwood A Pool was discovered in 1964, and the oil has an API gravity of 41°. Short-term optimization opportunities exist, and 18 locations have been identified for infill drilling.

***Manitoba***

The Manitoba properties are characterized by a long reserve life in excess of 10 years (proved plus probable) and high working interests in light oil pools. The majority of production is from seven operated units, under waterflood. These properties provide outstanding netbacks with operating costs of less than $8 per barrel and oil differential to Edmonton light of approximately $4.00 per barrel. Horizontal drilling opportunities are significant as is the potential to maximize waterflood recovery. Enerplus is expected to be the operator following completion of the acquisition.

## Integration

Acclaim has an excellent working knowledge of the acquired assets and is well positioned to integrate and operate these properties. There are several former ChevronTexaco employees in the head office and in the field, including Brent DeFosse, Acclaim's Chief Operating Officer, who previously managed many of these properties. "In 2003, we successfully integrated four major acquisitions," stated Charron. "We established a corporate priority to put in place the right operating and financial processes, systems and controls with which to manage our current operations and position ourselves for future growth. Given our working knowledge of these properties and our proven ability to absorb transactions, I am confident that we will successfully integrate both people and properties."

## Financial Advisors

BMO Nesbitt Burns Inc. and TD Securities Inc. acted as financial advisors to Acclaim with respect to this transaction.

## Acquisition Conference Call and Audio Webcast

Acclaim will host a live conference call and audio webcast at 3:00 p.m. Mountain Time (5:00 p.m. Eastern Time) on Tuesday, May 25, 2004. To participate by telephone, in Toronto and area, call 416-695-5259 or elsewhere across North America, toll free: 1-877-888-4210. The call will also be broadcast on the web by visiting www.acclaimtrust.com or www.vcall.com. An archived telephone recording of the call will be available until May 31, 2004 by calling 1-416-695-5275 or 1-866-518-1010. PowerPoint slides on the acquired properties have been posted on Acclaim's website for the information of interested investors.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the Chevron acquisition, Acclaim's production in excess of 42,000 boe/d is weighted 55 percent to oil, and 45 percent to natural gas and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit* www.acclaimtrust.com.

- 30 –

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President and Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other*

*factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.*

*Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.*

82-34789



NEWS RELEASE

May 18, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES 20TH CONSECUTIVE MONTHLY DISTRIBUTION OF $0.1625/UNIT

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on June 21, 2004 to unitholders of record on May 28, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on May 26, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 15.2 percent, based on a May 17 closing price of $12.79 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 20 consecutive monthly payments at this level. Since inception, including this distribution, Acclaim has returned $5.15 per unit to its unitholders.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1.2 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

\- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

82-34789



May 7, 2004 **FOR IMMEDIATE RELEASE**

# Acclaim Energy Trust Announces First Quarter 2004 Financial Results

**CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX)** is pleased to announce its financial and operating results for the three months ended March 31, 2004.

Highlights of the first quarter include:

- Average quarterly production increased by 38 percent to 25,162 boe/d from 18,200 boe/d during the first quarter of 2003.
- Cash flow from operations increased to $42.5 million, a 21 percent increase over the first quarter of 2003.
- Distributions paid during the first quarter totaled $36.4 million or $0.488 per unit representing an 86 percent payout ratio. Acclaim has made 19 consecutive monthly distributions of $0.1625/unit.
- On March 29, Acclaim announced a $62.1 million "bought deal" equity financing. At closing on April 19, a total of 5,175,000 trust units were issued at a price of $12.00 per trust unit.
- Acclaim reduced bank indebtedness to $165 million subsequent to quarter end with proceeds from the equity offering reducing the debt to cash flow ratio to approximately 1.0 times.
- Acclaim provided unitholders a total return of 6.7 percent during the first quarter 2004. Most recently, the Trust units traded at a new 52 week high of $12.98.
- During the first quarter, Acclaim increased its operational focus with an active production optimization and development program, in which 56 workovers and re-completions were undertaken. A total of 16 gross (5.8 net) wells were drilled resulting in 10 natural gas wells and 6 oil wells.
- Early in the quarter, Acclaim completed a disposition program of approximately 450 boe/d of non-core properties primarily in Saskatchewan and eastern Alberta for net proceeds of approximately $8.9 million.

*A conference call to discuss these results will be hosted at 9 a.m. MST (11 a.m. EST) on Friday May, 7, 2004. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com). To participate Toll-Free across North America call: 1-888-789-0150 or within Toronto and area call: 416-695-9757. A recorded playback of the call will also be made available until May 14 2004, by calling toll-free across North America: 1-866-518-1010 or within Toronto and area call: 416-695-5275.*

| FINANCIAL AND OPERATING SUMMARY | | | |
|---|---|---|---|
| **Financial** | | | |
| *($millions except per share amounts)* | **Three Months Ended March 31** | | |
| | **2004** | 2003 | % |
| | | | |
| Gross revenue | **84.1** | 64.0 | 31% |
| Cash flow from operations | **42.5** | 35.2 | 21% |
| Per unit - basic | **0.57** | 0.75 | -24% |
| Per unit - diluted | **0.56** | 0.75 | -25% |
| Net earnings | **5.8** | 7.4 | -22% |
| Per unit - basic | **0.07** | 0.13 | -46% |
| Per unit - diluted | **0.07** | 0.13 | -46% |
| Distributions | **36.4** | 24.4 | 49% |
| Per unit | **0.4875** | 0.4875 | 0% |
| Capital expenditures | | | |
| Development | **16.0** | 8.8 | 82% |
| Net | **9.0** | 180.5 | -95% |
| Total assets | **1,079.9** | 858.5 | 26% |
| Working capital deficiency | **(2.1)** | (14.9) | -86% |
| Long-term debt | **226.0** | 149.4 | 51% |
| Net debt (excluding financial derivative liability) | **217.8** | 213.9 | 2% |
| Unitholders' equity | **580.9** | 451.5 | 29% |
| Weighted average trust units outstanding *(thousands)* | **74,927** | 46,678 | 61% |
| Trust units outstanding at period end *(thousands)* | **75,244** | 50,294 | 50% |
| | | | |
| **Operating** | | | |
| | | | |
| Production | | | |
| Natural gas (mmcf/d) | **81.6** | 55.2 | 48% |
| Crude oil (bbl/d) | **9,616** | 7,266 | 32% |
| Natural gas liquids (bbl/d) | **1,939** | 1,730 | 12% |
| Barrel of oil equivalent (boe/d) @6:1 | **25,162** | 18,200 | 38% |
| | | | |
| Average prices | | | |
| Natural gas ($/mcf) | **6.68** | 7.32 | -9% |
| Natural gas ($/mcf) (net of hedging) | **6.50** | 6.79 | -4% |
| Crude oil ($/bbl) | **39.08** | 42.79 | -9% |
| Crude oil ($/bbl) (net of hedging) | **34.44** | 38.15 | -10% |
| Natural gas liquids ($/bbl) | **32.29** | 34.14 | -5% |
| | | | |
| Drilling activity (gross) | | | |
| Gas wells | **10** | 2 | - |
| Oil wells | **6** | 12 | - |
| Dry and abandoned | **-** | - | - |
| Total | **16** | 14 | - |
| Success rate (%) | **100%** | 100% | - |

## Management's Discussion & Analysis

*Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2003, MD&A for the year ended December 31, 2003 and the unaudited Consolidated Financial Statements for the three months ended March 31, 2004. This MD&A is dated May 6, 2004. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.*

*We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.*

*All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.*

### RESULTS OF OPERATIONS

#### Petroleum and Natural Gas Sales

| | Three Months Ended | |
|---|---|---|
| | March 31 | |
| **Revenue analysis** ***($000s)*** | **2004** | 2003 |
| Natural gas | **$ 49,603** | $ 36,385 |
| Crude oil and natural gas liquids | **39,893** | 33,296 |
| | **89,496** | 69,681 |
| Realized loss on financial derivative contracts | **(5,373)** | (5,659) |
| Petroleum and natural gas sales | **$ 84,123** | $ 64,022 |
| | | |

Petroleum and natural gas sales, before royalties and the realized loss on financial derivative contracts increased to $89.5 million for the three months ended March 31, 2004, up 28 percent from $69.7 million reported for the corresponding period in 2003. Although commodity prices have remained strong, the increase is primarily attributable to a 38 percent increase in production volumes associated with acquisitions made in 2003. Included is the first full quarter of operations from the assets acquired in the Exodus acquisition which closed December 19, 2003.

Average oil and natural gas liquids production increased 28 percent to 11,555 barrels per day from 8,996 barrels per day during the same quarter a year earlier. Natural gas sales increased 48 percent to 81.6 million cubic feet per day from 55.2 million cubic feet per day in 2003. On a barrel of oil equivalent basis production increased 38 percent to 25,162 boe/d.

For the three months ended March 31, 2004, we received an average oil price before hedging gains or losses of $39.08/bbl, compared to $42.79/bbl for the same period in 2003. This decrease reflects a 5 percent increase in the price of West Texas Intermediate ("WTI"), which averaged US$35.33 during the quarter offset by a significant depreciation in the US dollar relative to the Canadian dollar. The US dollar to Canadian dollar exchange rate depreciated 13 percent from an average of 1.5097 (0.6623) during the first quarter 2003 to 1.3177 (0.7588) during the first quarter 2004.

Our natural gas price before hedging averaged $6.68/mcf as compared to $7.32/mcf during the first quarter 2003.

**Unrealized Loss On Financial Derivatives**

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts will be included in net earnings. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at March 31, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative asset. The following table reconciles the change in the fair value of the financial contracts during the period:

| | Financial Derivative Asset | Financial Derivative Liability | Unrealized Loss |
|---|---|---|---|
| Balance, January 1, 2004 | $ 11,180 | $ (11,180) | $ - |
| Amortization | (3,202) | - | (3,202) |
| Unrealized loss on financial derivatives | - | (7,869) | (7,869) |
| Balance, March 31, 2004 | $ 7,978 | $ (19,049) | $ (11,071) |

**Financial Derivative Instruments**

The following financial derivative contracts have been put in place as noted below:

| Commodity Contracts | 2004 Q2 | 2004 Q3 | 2004 Q4 | 2005 |
|---|---|---|---|---|
| **Natural Gas** | | | | |
| Fixed price (GJ/d) | 5,000 | 5,000 | 1,667 | - |
| Average price ($/GJ) | 5.95 | 5.95 | 5.95 | n/a |
| Collars (GJ/d) | 31,000 | 31,000 | 17,000 | 2,500 |
| Average floor price | $5.00 | $5.00 | $5.00 | $5.00 |
| Average ceiling price | $6.62 | $6.62 | $7.64 | $8.15 |
| Call options (sold) | 3,000 | 3,000 | 3,000 | 2,500 |
| Average call option price (sold) | $2.80 | $2.80 | $2.80 | $2.80 |
| Call spread (purchased) (GJ/d) | - | - | 3,333 | 5,000 |
| Call spread floor ($/GJ) | - | - | $9.00 | $9.00 |
| Call spread ceiling ($/GJ) | - | - | $11.50 | $11.50 |
| | | | | |
| **Crude Oil** | | | | |
| Fixed price (bbl/d) | 1,333 | 1,000 | 1,000 | - |
| Average price (US$) | $28.06 | $28.00 | $28.00 | n/a |
| Collars (bbl/d) | 4,500 | 4,500 | 4,500 | 3,000 |
| Average floor price (US$) | $24.39 | $24.78 | $24.56 | $33.00 |
| Average ceiling price (US$) | $29.42 | $29.03 | $29.27 | $26.00 |
| Call spread (purchased) bbl/d | - | 1,000 | 1,000 | 1,000 |
| Call spread floor (US$) | - | $33.00 | $33.00 | $33.00 |
| Call spread ceiling (US$) | - | $39.00 | $40.00 | $39.00 |

**Royalties**

| | Three Months Ended March 31 | |
|---|---|---|
| **Royalties** *($000s)* | **2004** | 2003 |
| Royalties, net of ARTC | **$ 17,010** | $ 15,510 |
| % of sales | **19%** | 22% |
| $/boe | **$ 7.43** | $ 9.47 |

During the first quarter 2004, royalties averaged $7.43/boe or approximately 19 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $39.08. This compares to $9.47/boe or 22 percent of the average sales price reported for the same period in 2003. Our 2003 average royalty rate was approximately 19 percent.

**Operating Costs**

| | Three Months Ended March 31 | |
|---|---|---|
| **Operating Costs** *($000s)* | **2004** | 2003 |
| Operating costs | **$ 16,953** | $ 9,006 |
| $/boe | **$ 7.40** | $ 5.50 |

During the quarter our operating costs increased to $16.9 million compared to $9.0 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $7.40/boe compared to $5.50/boe for the three months ended March 31, 2003. Fourth quarter 2003 operating costs averaged $7.01/boe.

Unexpected repairs and maintenance primarily due to winter weather and certain one time processing fee adjustments related to prior periods resulted in the higher than expected operating costs. It is anticipated that operating costs in 2004 will range between $6.75 and $7.00/boe, reflecting the nature of our asset base.

We continue to focus efforts on operational efficiencies, including production optimization that will reduce operating costs on a unit-of-production basis.

**General and Administrative Expenses**

| | Three Months Ended March 31 | |
|---|---|---|
| **General and Administrative Expenses** *($000s)* | **2004** | 2003 |
| G&A expenses | **$ 4,093** | $ 2,739 |
| Overhead recoveries | **(673)** | (859) |
| Net G&A expenses | **$ 3,420** | $ 1,880 |
| $/boe | **$ 1.49** | $1.15 |

General and administrative expenses net of overhead recoveries totaled $3.4 million, as compared to $1.9 million during the same period in 2003. On a unit-of-production basis, general and administrative expenses averaged $1.49/boe as compared to $1.15/boe for the same period in 2003. The increase reflects costs associated with building the necessary corporate infrastructure to accommodate our growth oriented Trust, and staffing requirements to administer the assets.

**Interest Expense**

| | Three Months Ended March 31 | |
|---|---|---|
| **Interest Expense** *($000s)* | **2004** | 2003 |
| Interest expense | **$ 2,840** | $ 1,920 |
| Bank loans | **$ 226,029** | $ 149,447 |

Interest expense, representing interest on bank debt increased to $2.8 million or $1.24/boe from $1.9 million or $1.17/boe a year earlier. Average debt levels have increased quarter over quarter as a result of the acquisitions made during 2003. Our debt to cash flow ratio based on a trailing twelve month basis, taking into account the most recent equity offering which closed April 19, 2004, now approximates 1.1 times. Interest expense in the amount of $544 (2003 - $1,172) related to convertible debentures is included as a reduction of accumulated earnings to reflect the equity nature of this debt.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the first quarter 2004 averaged approximately 4.5 percent.

**Depletion, Depreciation and Amortization**

The current quarter provision for depletion and depreciation totaled $30.1 million as compared to $21.4 million in 2003. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $13.16/boe as compared to $13.08/boe during the same quarter in 2003.

**Asset Retirement Obligations**

The CICA recently issued Handbook Section 3110 – Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability

would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

As of March 31, 2004, the amount to be recorded as the fair value of the liability was estimated to be $32.9 million. The net effect of the change on the net earnings for the three months ended March 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| | **As Previously** | | |
|---|---|---|---|
| *($000s)* | **Reported** | **Adjustment** | **As Restated** |
| Property, plant and equipment | 918,767 | 14,103 | 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | 63,385 | 2,468 | 65,853 |

**Income Taxes**

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

**Net Earnings Per BOE**

| | **Three Months Ended** | |
|---|---|---|
| | | **March 31** |
| *($/boe)* | **2004** | 2003 |
| Petroleum and natural gas revenue | **$ 36.74** | $ 39.09 |
| Less: | | |
| Royalties | **7.43** | 9.47 |
| Operating costs | **7.40** | 5.50 |
| Net operating income | **21.91** | 24.12 |
| General and administrative | **1.49** | 1.15 |
| Interest on long-term debt | **1.24** | 1.17 |
| Stock compensation - cash paid | **0.30** | - |
| Current and large corporation tax | **0.30** | 0.32 |
| Cash flow from operations | **18.58** | 21.48 |
| Depletion, depreciation and amortization | **13.16** | 13.08 |
| Unrealized loss on financial derivatives | **4.84** | - |
| Future income taxes (recovery) | **(2.18)** | 3.86 |
| Non-cash stock compensation | **0.25** | - |
| Net earnings | **$ 2.51** | $ 4.54 |

**Cash Flow**

| Cash Flow *($000s)* | Three Months Ended March 31 2004 | 2003 |
|---|---|---|
| Cash flow from operations | **$ 42,521** | $ 35,177 |
| Unitholders' equity | **$ 580,887** | $ 451,461 |

For the period ended March 31, 2004, our cash flow from operations totaled $42.5 million or $0.56 per diluted unit, representing a 21 percent increase from the $35.2 million, or $0.75 per diluted unit during the same period in 2003. On a per unit basis, cash flow decreased 24 percent. Our weighted average units outstanding totaled 74.9 million for the period ended March 31, 2004, as compared to 46.7 million for the same period in 2003.

| Selected Quarterly Financial Information | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *($000s except per share amounts)* | **2004** | 2003 | | | | 2002 | | |
| Earnings Information | **Mar. 31** | Dec. 31 | Sept. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sept. 30 | Jun. 30 |
| Petroleum and natural gas sales | **84,123** | 73,994 | 72,769 | 60,989 | 64,022 | 41,576 | 24,690 | 24,987 |
| Net earnings (loss)[1] | **5,751** | 1,767 | 5,177 | 33,228 | 7,429 | 2,200 | (3,694) | 484 |
| Earnings (loss) per unit[1][2] | | | | | | | | |
| Basic | **0.07** | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 | (0.17) | 0.02 |
| Diluted | **0.07** | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 | (0.17) | 0.02 |

*[1]Net earnings (loss) and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.*

*[2]When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.*

Net earnings for the three months ended March 31, 2004 totaled $5.8 million or $0.07 per diluted unit, compared to $7.4 million or $0.13 per diluted unit during the same period in 2003.

**Capital Expenditures**

| Capital Expenditures *($000s)* | Three Months Ended March 31 2004 | 2003 |
|---|---|---|
| Land | **$ 2,142** | $ - |
| Geological and geophysical | **249** | 499 |
| Drilling | **3,640** | 6,429 |
| Workovers and recompletions | **4,186** | - |
| Production equipment and facilities | **5,759** | 1,878 |
| Net development expenditures | **15,976** | 8,806 |
| Office equipment | **336** | - |
| Property acquisitions | **1,631** | 1,721 |
| Property dispositions | **(8,906)** | - |
| Elk Point acquisition | **-** | 170,000 |
| Net capital expenditures | **$ 9,037** | $ 180,527 |

During 2004, expenditures for development activities totaled $16.0 million as compared to $8.8 million during the same period in 2003. A total of 16 gross (5.8 net) wells were drilled during the quarter, compared to 14 gross (9.3 net) wells during the same period in 2003. The primary focus during the first quarter was on well and facility optimization in areas that provide additional upside opportunity.

For 2004, the Board of Directors has approved a capital budget of $46 million for exploitation and development projects.

**Guarantees/Off-Balance Sheet Arrangements**

The Trust has no guarantees or off-balance sheet arrangements.

**Capital**

As at March 31, 2004, we had issued capital of 77.1 million units.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

| a) Trust Units | Number of Units *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ | 660,048 |
| Pursuant to equity offerings, prior costs | - | | (88) |
| On conversion of exchangeable shares | 34 | | 364 |
| On conversion of debentures | 513 | | 5,002 |
| Issued for employee savings plan | 30 | | 365 |
| Distribution reinvestment plan | 56 | | 662 |
| Exercise of unit options | 10 | | 103 |
| Unit purchase loan plan receiveable | - | | (2,382) |
| Balance, March 31, 2004 | 75,244 | $ | 664,074 |

On April 19, 2004, we closed our previously announced "bought deal" equity financing whereby we issued 5,175,000 Trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwritten fees and expenses amounted to approximately $59.0 million. Proceeds from this offering have been used to reduce bank indebtedness, but ultimately will be utilized to fund our 2004 capital expenditure program.

| b) Exchangeable Shares | Number of Units *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 776 | $ | 8,566 |
| Shares exchanged | (34) | | (364) |
| Adjustment to exchange ratio for distributions | 29 | | - |
| Balance, March 31, 2004 | 771 | $ | 8,202 |

| c) Convertible Debentures | Number of Units Available on Conversion *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (513) | | (5,002) |
| Balance, March 31, 2004 | 1,682 | $ | 14,324 |

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. During 2004, $5.0 million of debentures were converted resulting in the issuance of 513,000 units.

| | Number of Options (000s) | Average |
|---|---|---|
| **d) Unit Based Compensation Plan** | | **Exercise Price** |
| Balance, December 31, 2003 | 2,737 | $ 10.15 |
| Exercised | (10) | 10.33 |
| Repurchased and cancelled | (183) | 10.23 |
| Balance, March 31, 2004 | 2,544 | $ 10.15 |

## LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $285 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

We also continued our property rationalization program, disposing of approximately $8.9 million of miscellaneous non-core assets primarily in eastern Alberta and Saskatchewan. Production from these assets approximates 450 barrels of oil equivalent per day.

At March 31, 2004, $226 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2004, Acclaim had working capital deficiency of $2.1 million.

| | | March 31 |
|---|---|---|
| **Liquidity and Capital Resources** *($000s)* | | **2004** |
| | | |
| Long term debt | | $ 226,029 |
| Working capital deficiency | | 2,103 |
| Net debt[1] | | 228,132 |
| | | |
| Units outstanding (000's) | | 75,244 |
| Trust unit price | | 12.29 |
| Market value | | 924,749 |
| | | |
| Convertible debentures | | 14,324 |
| | | |
| Total capitalization | | $ 1,167,205 |
| | | |
| [1] Net debt excludes the 11% convertible debentures which are classified as equity. | | |

### Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2003, is available on the Trust's SEDAR company profile at www.sedar.com.

Acclaim Energy Trust

**Consolidated Balance Sheets**

| (unaudited) ($000s) | March 31 2004 | December 31 2003 |
|---|---|---|
| | | (Restated - Note 2) |
| **ASSETS** | | |
| **Current Assets** | | |
| Accounts receivable | $ 59,750 | $ 60,720 |
| Prepaid expenses | 11,745 | 8,202 |
| Financial derivative asset *(Note 7)* | 6,014 | - |
| | 77,509 | 68,922 |
| Financial derivative asset *(Note 7)* | 1,964 | - |
| Property, plant and equipment | 1,169,585 | 1,160,548 |
| Accumulated depletion and depreciation | (257,154) | (227,678) |
| | 912,431 | 932,870 |
| Goodwill | 87,954 | 87,954 |
| Total assets | $ 1,079,858 | $ 1,089,746 |
| **LIABILITIES AND UNITHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | $ 50,867 | $ 61,709 |
| Distributions payable | 12,032 | 11,881 |
| Financial derivative liability *(Note 7)* | 16,377 | - |
| Hedging obligation and other liabilities | 336 | 328 |
| | 79,612 | 73,918 |
| Bank debt | 226,029 | 208,997 |
| Hedging obligation and other liabilities | 1,654 | 2,161 |
| Financial derivative liability *(Note 7)* | 2,672 | - |
| Future income taxes | 156,100 | 161,091 |
| Asset retirement obligations *(Note 3)* | 32,904 | 32,722 |
| | 498,971 | 478,889 |
| **UNITHOLDERS' EQUITY** | | |
| Capital *(Note 4)* | 664,074 | 657,475 |
| Exchangeable shares *(Note 4)* | 8,202 | 8,566 |
| Convertible debentures *(Note 4)* | 14,324 | 19,326 |
| Accumulated earnings | 71,060 | 65,853 |
| Accumulated distributions | (176,773) | (140,363) |
| | 580,887 | 610,857 |
| Total liabilities and unitholders' equity | $ 1,079,858 | $ 1,089,746 |

*See accompanying notes to consolidated financial statements.*

Acclaim Energy Trust

**Consolidated Statements of Earnings and Accumulated Earnings**

| ($000s except per unit amounts, unaudited) | Three Months Ended March 31 2004 | 2003 (Restated - Note 2) |
|---|---|---|
| **REVENUE** | | |
| Petroleum and natural gas sales | $ 84,123 | $ 64,022 |
| Royalty expense (net of Alberta Royalty Tax Credit) | (17,010) | (15,510) |
| | 67,113 | 48,512 |
| **EXPENSES** | | |
| Operating | 16,953 | 9,006 |
| General and administrative | 3,420 | 1,880 |
| Interest | 2,840 | 1,920 |
| Stock compensation *(Note 4)* | 1,258 | - |
| Depletion, depreciation and amortization *(Note 2)* | 30,122 | 21,428 |
| Unrealized loss on financial derivatives *(Note 7)* | 11,071 | - |
| | 65,664 | 34,234 |
| Earnings before taxes | 1,449 | 14,278 |
| Provision for capital taxes | 690 | 529 |
| Provision for (recovery of) future income taxes *(Note 8)* | (4,992) | 6,320 |
| **NET EARNINGS** | 5,751 | 7,429 |
| Accumulated earnings, beginning of period, as previously reported | 63,385 | 22,121 |
| Change in accounting for asset retirement obligations *(Note 2)* | 2,468 | 879 |
| Accumulated earnings, beginning of period, as restated | 65,853 | 23,000 |
| Interest on convertible debentures | (544) | (1,172) |
| Accumulated earnings, end of period | $ 71,060 | $ 29,257 |
| Net earnings per unit | | |
| Basic | $ 0.07 | $ 0.13 |
| Diluted | $ 0.07 | $ 0.13 |
| Weighted average units outstanding | | |
| Basic | 74,927 | 46,678 |
| Diluted | 76,085 | 46,786 |

*See accompanying notes to consolidated financial statements.*

Acclaim Energy Trust

**Consolidated Statements of Cash Flows**

| | Three Months Ended March 31 | |
|---|---|---|
| *($000s except per unit amounts, unaudited)* | **2004** | 2003 |
| | | *(Restated - Note 2)* |
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| **OPERATING ACTIVITIES** | | |
| Net earnings | **$ 5,751** | $ 7,429 |
| Adjustments for: | | |
| Stock compensation (net of cash payments of $689,000) | **569** | - |
| Depletion, depreciation and amortization | **30,122** | 21,428 |
| Unrealized loss on financial derivatives | **11,071** | - |
| Provision for (recovery of) future income taxes | **(4,992)** | 6,320 |
| Cash flow from operations | **42,521** | 35,177 |
| Changes in non-cash operating working capital | **(17,776)** | (376) |
| Cash flow provided by operating activities | **24,745** | 34,801 |
| **FINANCING ACTIVITIES** | | |
| Proceeds from bank debt | **17,032** | 17,635 |
| Repayment of debentures | **-** | (824) |
| Proceeds from issuance of units and shares, net of issue costs | **1,042** | 2,254 |
| Reduction of hedging obligation and other liabilities | **(499)** | (1,301) |
| Distributions to unitholders | **(36,259)** | (22,634) |
| Interest paid on convertible debentures | **(544)** | (1,172) |
| Changes in non-cash financing working capital | **191** | (110) |
| Cash flow used in financing activities | **(19,037)** | (6,152) |
| Cash flow provided by operating and financing activities | **5,708** | 28,649 |
| **INVESTING ACTIVITIES** | | |
| Acquisition of petroleum and natural gas properties | **-** | (1,721) |
| Disposition of petroleum and natural gas properties | **8,906** | - |
| Capital expenditures | **(17,943)** | (8,806) |
| Acquisition of subsidiaries | **-** | (20,444) |
| Site restoration and abandonment costs incurred | **(463)** | - |
| Changes in non-cash investing working capital | **3,792** | 2,322 |
| Cash used in investing activities | **(5,708)** | (28,649) |
| **Cash beginning and end of period** | **$ -** | $ - |
| **The Trust paid the following cash amounts:** | | |
| Interest paid | **$ 1,968** | $ 395 |
| Capital taxes paid | **$ 648** | $ 259 |
| *See accompanying notes to consolidated financial statements* | | |

*(all tabular amounts, except per unit, expressed in $000s)*

### 1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2003 except for changes outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

### 2. CHANGES IN ACCOUNTING POLICIES

**(a) Hedging Relationships**

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. Acclaim enters into numerous financial instruments to manage commodity price risk that do not qualify as hedges under the new accounting guideline. Therefore, Acclaim has elected to not apply hedge accounting and to follow the mark-to-market accounting method for all financial instruments. This new accounting policy has been applied prospectively. Effective January 1, 2004, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contract.

**(b) Asset Retirement Obligations**

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months ended March 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| | As Previously Reported | Adjustment | As Restated |
|---|---|---|---|
| Property, plant and equipment | $ 918,767 | $ 14,103 | $ 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | $ 63,385 | $ 2,468 | $ 65,853 |

**(c) Full Cost Accounting**

The CICA issued Accounting Guideline 16 which replaced Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted AcG 16 effective January 1, 2004 and as at January 1, 2004 and March 31, 2004, there were no indications of impairment.

## 3. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $32.9 million (December 31, 2003 - $32.7 million) based on a total future liability of $103.8 million. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent. The following table reconciles Acclaim's asset retirement obligation:

| **Asset Retirement Obligation** | | | **Amount** |
|---|---|---|---|
| | | | |
| Balance, December 31, 2003 | | | $ 32,722 |
| Increase in liability during period | | | - |
| Settlement of liabilities during period | | | (463) |
| Accretion expense | | | 645 |
| Balance, March 31, 2004 | | | $ 32,904 |

## 4. CAPITAL

| **a) Trust Units** | **Number of Units** *(000s)* | | **Amount** |
|---|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ | 660,048 |
| Pursuant to equity offerings, prior costs | - | | (88) |
| On conversion of exchangeable shares | 34 | | 364 |
| On conversion of debentures | 513 | | 5,002 |
| Issued for employee savings plan | 30 | | 365 |
| Distribution reinvestment plan | 56 | | 662 |
| Exercise of unit options | 10 | | 103 |
| Unit purchase loan plan receiveable | - | | (2,382) |
| Balance, March 31, 2004 | 75,244 | $ | 664,074 |
| | | | |
| **b) Exchangeable Shares** | **Number of Units** *(000s)* | | **Amount** |
| Balance, December 31, 2003 | 776 | $ | 8,566 |
| Shares exchanged | (34) | | (364) |
| Adjustment to exchange ratio for distributions | 29 | | - |
| Balance, March 31, 2004 | 771 | $ | 8,202 |

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 597,092 exchangeable immediately and 173,701 convertible as to one half on each October 1, 2004 and 2005.

| c) Convertible Debentures | Number of Units Available on Conversion *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (513) | | (5,002) |
| Balance, March 31, 2004 | 1,682 | $ | 14,324 |

| d) Unit Based Compensation Plan | Number of Options *(000s)* | | Average Exercise Price |
|---|---|---|---|
| Balance, December 31, 2003 | 2,737 | $ | 10.15 |
| Granted | - | | - |
| Exercised | (10) | | 10.33 |
| Repurchased and cancelled | (183) | | 10.23 |
| Balance, March 31, 2004 | 2,544 | $ | 10.15 |

During the three-month period, Acclaim recorded a stock compensation expense totaling $1.3 million related to the employee incentive stock option plan. Compensation expense includes $0.6 million related to employees that exercised their "put right" cash payments under the option plan. The repurchased options were cancelled.

**5. DISTRIBUTIONS TO UNITHOLDERS**

The following distributions have been made to unitholders:

| | | $/Unit | | Amount |
|---|---|---|---|---|
| Balance, December 31, 2003 | $ | 2.4375 | $ | 140,363 |
| January, 2004 | | 0.1625 | | 12,174 |
| February, 2004 | | 0.1625 | | 12,203 |
| March, 2004 | | 0.1625 | | 12,033 |
| | $ | 0.4875 | $ | 36,410 |
| | $ | 2.9250 | $ | 176,773 |

**6. DEFERRED REVENUE**

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The premium is being recognized as petroleum and natural gas revenue over the term of the contract, with the balance recognized as interest expense.

## 7. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

| Commodity Contracts | 2004 Q2 | 2004 Q3 | 2004 Q4 | 2005 |
|---|---|---|---|---|
| **Natural Gas** | | | | |
| Fixed price (GJ/d) | 5,000 | 5,000 | 1,667 | - |
| Average price ($/GJ) | 5.95 | 5.95 | 5.95 | n/a |
| Collars (GJ/d) | 31,000 | 31,000 | 17,000 | 2,500 |
| Average floor price | $5.00 | $5.00 | $5.00 | $5.00 |
| Average ceiling price | $6.62 | $6.62 | $7.64 | $8.15 |
| Call options (sold) | 3,000 | 3,000 | 3,000 | 2,500 |
| Average call option price (sold) | $2.80 | $2.80 | $2.80 | $2.80 |
| Call spread (purchased) (GJ/d) | - | - | 3,333 | 5,000 |
| Call spread floor ($/GJ) | - | - | $9.00 | $9.00 |
| Call spread ceiling ($/GJ) | - | - | $11.50 | $11.50 |
| | | | | |
| **Crude Oil** | | | | |
| Fixed price (bbl/d) | 1,333 | 1,000 | 1,000 | - |
| Average price (US$) | $28.06 | $28.00 | $28.00 | n/a |
| Collars (bbl/d) | 4,500 | 4,500 | 4,500 | 3,000 |
| Average floor price (US$) | $24.39 | $24.78 | $24.56 | $33.00 |
| Average ceiling price (US$) | $29.42 | $29.03 | $29.27 | $26.00 |
| Call spread (purchased) bbl/d | - | 1,000 | 1,000 | 1,000 |
| Call spread floor (US$) | - | $33.00 | $33.00 | $33.00 |
| Call spread ceiling (US$) | - | $39.00 | $40.00 | $39.00 |

| Future Commodity Contracts | | |
|---|---|---|
| Daily Quantity | Contract Price | Term |
| | | |
| **Natural Gas-Collars (AECO)** | | |
| 8,000 GJ | CDN$5.00-6.50 | April 1, 2004-October 31, 2004 |
| 10,000 GJ | CDN$5.00-7.00 | April 1, 2004-October 31, 2004 |
| 3,000 GJ | CDN$5.00-6.41 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$5.00-7.80 | November 1, 2004- March 31, 2005 |
| | | |
| | | |
| **Natural Gas-Three Way Contracts (AECO)** | | |
| 5,000 GJ | CDN$3.75-5.00-7.00 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$4.00-5.00-5.81 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$4.00-5.00-8.50 | November 1, 2004- March 31, 2005 |
| | | |
| **Natural Gas-Fixed Price Contracts (AECO)** | | |
| 5,000 GJ | CDN$5.95 | April 1, 2004-October 31, 2004 |
| | | |
| **Natural Gas-Call Spreads (AECO)** | | |
| 5,000 GJ (purchased by Acclaim) | CDN$9.00-11.50 | November 1, 2004- March 31, 2005 |
| | | |
| **Crude Oil-Collars (WTI)** | | |
| 500 bbl | US$ 22.00-28.20 | January 1, 2004-June 30, 2004 |
| 1,000 bbl | US$ 24.00-28.57 | April 1, 2004-June 30, 2004 |
| 1,000 bbl | US$ 24.00-27.00 | July 1, 2004-September 30, 2004 |
| 1,000 bbl (Heavy Oil Differential) | US$6.00-12.00 | July 1, 2003-June 30, 2004 |
| 1,000 bbl | US$ 23.00-28.05 | October 1, 2004-December 31, 2004 |
| | | |
| **Crude Oil-Three Way Collars (WTI)** | | |
| 1,000 bbl | US$20.00-24.00-30.20 | January 1, 2004-June 30, 2004 |
| 500 bbl | US$21.00-24.50-30.15 | January 1, 2004-June 30, 2004 |
| 1,000 bbl | US$21.00-25.00-29.45 | January 1, 2004-December 31, 2004 |
| 500 bbl | US$23.00-27.00-30.00 | April 1, 2004-December 31, 2004 |
| 1,000 bbl | US$21.25-24.50-29.95 | July 1, 2004-December 31, 2004 |
| 1,000 bbl | US$21.50-24.50-29.25 | July 1, 2004-December 31, 2004 |
| 1,000 bbl | US$20.00-24.00-30.00 | January 1, 2005-December 31, 2005 |
| 1,000 bbl | US$24.00-27.00-34.00 | January 1, 2005-December 31, 2005 |
| 1,000 bbl | US$24.00-27.00-35.00 | January 1, 2005-December 31, 2005 |
| | | |
| | | |
| **Crude Oil-Fixed (WTI)** | | |
| 1,000 bbl | US$28.00 | April 1, 2004-December 31, 2004 |
| 500 bbl | US$28.17 | April 1, 2004-May 31, 2004 |
| 1,000 bbl (Heavy Oil Differential) | US$8.35 | January 1, 2004-December 31, 2004 |
| | | |
| **Crude Oil-Call Spreads (WTI)** | | |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$39 | July 1, 2004-September 30, 2004 |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$40 | October 1, 2004-December 31, 2004 |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$39 | January 1, 2005-December 31, 2005 |
| | | |
| **Alberta Power -Fixed (Alberta Power Pool)** | | |
| 2 MWh | CDN $43.75 | January 1, 2004-December 31, 2005 |
| 2 MWh | CDN $52.50 | April 1, 2004-December 31, 2004 |
| 2 MWh | CDN $47.50 | January 1, 2005-December 31, 2005 |

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

| | Financial Derivative Asset | Financial Derivative Liability | Unrealized Loss |
|---|---|---|---|
| Balance, January 1, 2004 *(Note 2)* | $ 11,180 | $ (11,180) | $ - |
| Amortization | (3,202) | - | (3,202) |
| Unrealized loss on financial derivatives | - | (7,869) | (7,869) |
| Balance, March 31, 2004 | $ 7,978 | $ (19,049) | $ (11,071) |

The estimated fair value of financial derivative instruments is based on quoted market prices.

**8. INCOME TAXES**

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

**9. COMMITMENTS AND GUARANTEES**

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

**10. SUBSEQUENT EVENTS**

On April 19, 2004, Acclaim announced the closing of a bought deal equity financing. At closing, a total of 5.2 million Trust units were issued at a price of $12.00 per Trust unit to raise gross proceeds of $62.1 million (net proceeds - $59.0 million).

For further information, please contact:

Kerklan (Kerk) Hilton
Manager, Investor Relations
Tel: (403) 539-6343
Investor toll free: 1-877-539-6300
Email: info@acclaimtrust.com
Web: www.acclaimtrust.com

ADVISORY:
This news release contains certain forward-looking statements, which are based on Acclaim's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Acclaim's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Acclaim's ability to comply with current and future environmental or other laws; Acclaim' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Acclaim disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Acclaim' 2001 Annual Information Form, Acclaim' Management's Discussion and Analysis and other documents Acclaim files with the Canadian securities authorities. Copies of these documents are available without charge from Acclaim or may be accessed on Acclaims website (www.acclaimtrust.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

82-34789



NEWS RELEASE May 3, 2004

# Acclaim Energy Trust Announces Investor Meetings and Q1 Webcast

CALGARY, ALBERTA - Acclaim Energy Trust (TSX: AE.UN) today announced that Mr. Paul Charron, President and CEO, is scheduled to present at the FirstEnergy Capital Corp. Energy Income Conference at 9:30 a.m. (PT) in Vancouver on Wednesday, May 5, 2004. Mr. Charron will also speak at the Canaccord Capital Income Trust Conference at 2:15 (ET) on Thursday. May 15, 2004 in Montreal.

To listen to these online webcasts please visit Acclaim's website at www.acclaimtrust.com. Please access the site at least 10 minutes prior to the scheduled start time of each presentation. Both presentations will be archived on the Trust's website.

The Trust will also release its first quarter operating and financial results for 2004 on Friday, May 7, 2004 and host a conference call and question and answer session at 9:00 a.m. (MT) on Friday, May 7, 2004 to discuss the results and the Trust's outlook. The call will also be available via webcast from the Trust's website at www.acclaimtrust.com and from the VCall website at www.vcall.com.

Acclaim Energy Trust 2004 1st Quarter Results Conference Call:
Toll-Free across America: 1-888-789-0150
Within Toronto and area: 416-695-9757

A recorded playback of the call will also be made available until May 14:
Toll-Free across America: 1-866-518-1010
Within Toronto and area: 416-695-5275

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value of $1.2 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit* www.acclaimtrust.com

-30-

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) T. Hilton**
**Manager, Investor Relations**
**Acclaim Energy Inc.**
**Tel: (403) 539-6343**
**E-mail: info@acclaimtrust.com**

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*



NEWS RELEASE

April 28, 2004

# ACCLAIM ENERGY TRUST RELEASES US TAX INFORMATION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim") today released information necessary for 2003 United States ("U.S.") tax reporting. Acclaim's legal advisors have provided advice that Acclaim should be considered a qualified foreign corporation and that dividends (as computed under U.S. tax principles) paid to its individual US unitholders should be qualified dividends for U.S. federal income tax purposes. As such, the portion of the distributions made during 2003 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon the greater of Acclaim's current or accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax law.

With respect to cash distributions paid in 2003 to U.S. individual unitholders, 77.72 percent should be reported as a non-taxable return of capital (to the extent of the unitholder's U.S. tax basis in the units) and 22.28 percent should be reported as qualified dividends.

Acclaim is not required to issue Form 1099 DIV's; however, U.S. unitholders may have previously received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099 DIVs.

Canadian resident taxpayers should note that the above information has no impact on the previously disclosed Canadian tax information. For Canadian tax purposes, all of Acclaim's 2003 distributions are classified as a return of capital.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1.4 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders.*

- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

82-5189



NEWS RELEASE April 19, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on May 20, 2004 to unitholders of record on April 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on April 28, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 15.6 percent, based on an April 16 closing price of $12.54 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 19 consecutive monthly payments at this level.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

82-34789



NEWS RELEASE April 19, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

# ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $62.1 MILLION BOUGHT DEAL EQUITY FINANCING

**CALGARY, ALBERTA** (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 5,175,000 trust units were issued at a price of $12.00 per trust unit for gross proceeds of $62.10 million, which includes the full exercise by the underwriters of their over-allotment option to purchase an additional 675,000 trust units.

The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation.

The net proceeds will be used to partially repay indebtedness, expand the Trust's capital expenditure program and be available to fund future acquisitions.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

*ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President & Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com



NEWS RELEASE

March 31, 2004

# ACCLAIM ENERGY TRUST FILES 2003 STATEMENT OF RESERVES DATA

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust today filed its Statement of Reserves Data for the year ended December 31, 2003, which includes the disclosure and reports relating to reserves data and other oil and gas information as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or the Trust's Web site, www.acclaimtrust.com, or by e-mailing: info@acclaimtrust.com.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders.

\- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

02-31781

# ACCLAIM ENERGY TRUST

## VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES, SERIES 1 OF ACCLAIM ENERGY INC.

The undersigned holder (the "Holder") of exchangeable shares, Series 1 ("Exchangeable Shares") of Acclaim Energy Inc. ("Acclaim Energy") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Acclaim Energy Trust (the "Trust") to be held on May 19, 2004 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

| The Holder directs that their Exchangeable Shares be voted as follows: | |
|---|---|
| 1. | **FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year; |
| 2. | **FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the election of eight (8) directors of Acclaim Energy as specified in the Information Circular – Proxy Statement of the Trust dated April 15, 2004 (the "Information Circular – Proxy Statement"); |
| 3. | **FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year; |
| 4. | **FOR** ________ **or AGAINST** ________ the ordinary resolution approving the unit award incentive plan of the Trust as specified in the Information Circular – Proxy Statement; |

| PLEASE SELECT ONE OF THE FOLLOWING: | |
|---|---|
| ________ | **Direct the Trustee to Vote Exchangeable Shares**<br>The Holder hereby directs the Trustee to vote as indicated |
| ________ | **Appointment of Trust Management as Proxy**<br>The Holder hereby appoints Jack C. Lee, Chairman of Acclaim Energy or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy as proxy holder of the Holder with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting. |
| ________ | ***Appointment of the Holder or the Holder's Designee as Proxy***<br>The Holder hereby appoints ________________________________ as proxyholder of the Holder and authorizes such designee to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting. |
| IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THE HOLDER'S EXCHANGEABLE SHARES AS INDICATED IN ITEM NOS. 1, 2, 3 and 4. | |

DATED: ____________________, 2004.

______________________________
Signature of Holder

______________________________
Name of Holder

______________________________
Number of Exchangeable Shares Held

**NOTES:**

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

## ACCLAIM ENERGY TRUST

### Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Acclaim Energy Trust (the "**Trust**") held on May 19, 2004 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

| | Description of Matter | Outcome of Vote | Votes by Ballot | |
|---|---|---|---|---|
| | | | Votes For | Votes Against |
| 1. | Ordinary resolution to approve the appointment of Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting | Passed | – | – |
| 2. | Ordinary resolution to approve the election of the eight nominees to serve as directors of Acclaim Energy Inc. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Trust dated April 15, 2004 (the "**Information Circular**") | Passed | – | – |
| 3. | Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Acclaim Energy Inc. to fix their remuneration as such | Passed | – | – |
| 4. | Ordinary resolution ratifying and approving the adoption of the Trust's unit award incentive plan, all as more particularly described in the Information Circular | Passed (91.90%) | 11,341,516 | 1,000,268 |

# 1



## First Quarter Report

**For the period ended March 31, 2004**

## Interim Report to Unitholders

***Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN TSX) is pleased to announce its financial and operating results for the three months ended March 31, 2004.***

***Highlights of the first quarter include:***

- *Average quarterly production increased by 38 percent to 25,162 boe/d from 18,200 boe/d during the first quarter of 2003.*
- *Cash flow from operations increased to $42.5 million, a 21 percent increase over the first quarter of 2003.*
- *Distributions paid during the first quarter totaled $36.4 million or $0.488 per unit representing an 86 percent payout ratio. Acclaim has made 19 consecutive monthly distributions of $0.1625/unit.*
- *On March 29, Acclaim announced a $62.1 million "bought deal" equity financing. At closing on April 19, a total of 5,175,000 trust units were issued at a price of $12.00 per trust unit.*
- *Acclaim reduced bank indebtedness to $165 million subsequent to quarter end with proceeds from the equity offering reducing the debt to cash flow ratio to approximately 1.0 times.*
- *Acclaim provided unitholders a total return of 6.7 percent during the first quarter 2004. Most recently, the Trust units traded at a new 52 week high of $12.98.*
- *During the first quarter, Acclaim increased its operational focus with an active production optimization and development program, in which 56 workovers and re-completions were undertaken. A total of 16 gross (5.8 net) wells were drilled resulting in 10 natural gas wells and 6 oil wells.*
- *Early in the quarter, Acclaim completed a disposition program of approximately 450 boe/d of non-core properties primarily in Saskatchewan and eastern Alberta for net proceeds of approximately $8.9 million.*

### ANNUAL GENERAL AND SPECIAL MEETING

Acclaim will host its annual general and special meeting at 3:00 p.m. (Calgary time) on May 19, 2004 at the Metropolitan Centre Conference Centre, 333 4th Avenue S.W., Calgary, Alberta. The annual report, proxy and information circular have now been issued and most unitholders should have received their package from Acclaim's transfer agent or from intermediaries.

On January 27, 2004, Acclaim was pleased to announce the appointment of R. Gregory Rich, P. Eng. to the Board of Directors. Mr. Rich brings considerable North American and international oil and gas experience to the Board and will sit on the Trust's reserves committee.

Effective the Annual Meeting, Mr. Noel Cleland, P. Eng., who has served on Acclaim's Board of Directors since Acclaim's formation as a trust in April 2001, will retire as a Director. Acclaim sincerely thanks Mr. Cleland for his service to the Trust.

## *Financial and Operating Summary*

| | Three Months Ended March 31 | | |
|---|---|---|---|
| | **2004** | **2003** | **%** |
| ***Financial*** | | | |
| *($millions except per share amounts)* | | | |
| Gross revenue | **84.1** | 64.0 | 31% |
| Cash flow from operations | **42.5** | 35.2 | 21% |
| Per unit - basic | **0.57** | 0.75 | -24% |
| Per unit - diluted | **0.56** | 0.75 | -25% |
| Net earnings | **5.8** | 7.4 | -22% |
| Per unit - basic | **0.07** | 0.13 | -46% |
| Per unit - diluted | **0.07** | 0.13 | -46% |
| Distributions | **36.4** | 24.4 | 49% |
| Per unit | **0.4875** | 0.4875 | 0% |
| Capital expenditures | | | |
| Development expenditures | **16.0** | 8.8 | 82% |
| Net capital expenditures | **9.0** | 180.5 | -95% |
| Total assets | **1,079.9** | 858.5 | 26% |
| Working capital deficiency | **(2.1)** | (14.9) | -86% |
| Long-term debt | **226.0** | 149.4 | 51% |
| Net debt (excluding financial derivative liability) | **217.8** | 213.9 | 2% |
| Unitholders' equity | **580.9** | 451.5 | 29% |
| Weighted average trust units outstanding *(thousands)* | **74,927** | 46,678 | 61% |
| Trust units outstanding at period end *(thousands)* | **75,244** | 50,294 | 50% |
| ***Operating*** | | | |
| Production | | | |
| Natural gas *(mmcf/d)* | **81.6** | 55.2 | 48% |
| Crude oil *(bbl/d)* | **9,616** | 7,266 | 32% |
| Natural gas liquids *(bbl/d)* | **1,939** | 1,730 | 12% |
| Barrel of oil equivalent *(boe/d, 6:1)* | **25,162** | 18,200 | 38% |
| Average prices | | | |
| Natural gas *($/mcf)* | **6.68** | 7.32 | -9% |
| Natural gas (net of hedging)*($/mcf)* | **6.50** | 6.79 | -4% |
| Crude oil *($/bbl)* | **39.08** | 42.79 | -9% |
| Crude oil (net of hedging) *($/bbl)* | **34.44** | 38.15 | -10% |
| Natural gas liquids *($/bbl)* | **32.29** | 34.14 | -5% |
| Drilling activity (gross) | | | |
| Gas wells | **10** | 2 | - |
| Oil wells | **6** | 12 | - |
| Dry and abandoned | **-** | - | - |
| Total | **16** | 14 | - |
| Success rate *(%)* | **100%** | 100% | - |

## Message to Unitholders

The first quarter of 2004 represented another solid quarter of financial and operating results for Acclaim. The acquisitions completed in 2003 resulted in Acclaim reporting significant growth in production and cash flow in the first quarter of 2004 compared to the same period in 2003. Production increased 38 percent to 25,162 boe/d, from 18,200 boe/d reported last year, including a 48 percent increase in natural gas production. Cash flow generated in the first quarter totaled $42.5 million, a 21 percent increase compared to the same period in 2003.

One of our objectives in 2004 is to become more active exploiting our asset base. We began 2004 with a program focused on production optimization in the near term primarily in our Western and East Central regions. This will be followed by increased development drilling throughout our portfolio base as the year progresses.

We also completed a small asset disposition program in the first quarter resulting in the sale of 450 boe/d of non-core production for approximately $9.0 million.

**REVIEW OF OPERATIONS**

During the first quarter, Acclaim incurred $15.9 million of net development expenditures including $5.8 million for production equipment and facilities, $4.2 million for workovers and recompletions and $3.6 million for drilling.

At our core Western district property of Willesden Green, Acclaim participated in drilling 5 gross (3 net before payout; 3.5 net after payout) locations targeting Rock Creek, Cardium and Belly River formations in the first quarter. All five wells were cased for gas production, and four are expected to be on-stream prior to the end of May, while testing has yet to be completed on the fifth location. Acclaim anticipates initial production volumes in excess of 400 boe/d from this program.

Optimization and facility work in this quarter was focused on regulatory compliance and the efficient addition of production volumes into the current high pricing environment. Primary areas of optimization focus were the Willesden Green stimulations and East Central Castor/Pinehurst gas well optimization and oil well stimulations/workovers as well as Heavy Oil reactivations and recompletions. Facilities expenditures were directed to the Pembina/Easyford pipelines and tie-in activities for fourth quarter drilling done in the Central area. Other facility work included pipeline enhancements and compliance in the Edmonton area, and continued oil battery consolidation efforts at Spruce Grove.

**CASH DISTRIBUTIONS**

During the first quarter 2004, Acclaim paid total cash distributions of $36.4 million or $0.488 per Trust unit, providing a payout ratio of 86 percent, effectively in line with our targeted payout ratio of 75 to 85 percent. This represents the sixth consecutive quarter of consistent distributions.

**OUTLOOK**

With the completion of the first quarter of 2004, Acclaim has reported six consecutive quarters of production and cash flow growth as well as consistent distributions on a per unit basis. We have recently completed a very successful equity issue which reduced our debt to cash flow ratio to approximately 1.0 times. We continue to identify opportunities on our asset base for further exploitation through production optimization, reservoir management and drilling. With our strong balance sheet and continued strength in commodity prices, we are looking to increase our capital program to $60 million in 2004.

With the transactions completed in 2003, we have established a track record of making quality acquisitions, accretive on all measures, which create value for our unitholders. In 2004, we continue to pursue both corporate and property acquisition opportunities with a view to further grow our business. Although we recognize that the landscape has recently become more competitive, we intend to continue with a disciplined approach to acquisitions. We believe that 2004 will be an exciting and successful year for the oil and gas sector generally and for Acclaim specifically.

We look forward to reporting our progress in the future.

Jack C. Lee
*Chairman*

J. Paul Charron
*President and Chief Executive Officer*

May 7, 2004

*Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2003, MD&A for the year ended December 31, 2003 and the unaudited Consolidated Financial Statements for the three months ended March 31, 2004. This MD&A is dated May 6, 2004. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.*

*We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.*

*All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.*

## RESULTS OF OPERATIONS

### *Petroleum and Natural Gas Sales*

| **Revenue Analysis** *($000s)* | **Three Months Ended March 31** 2004 | 2003 |
|---|---|---|
| Natural gas | **$ 49,603** | $ 36,385 |
| Crude oil and natural gas liquids | **39,893** | 33,296 |
| | **89,496** | 69,681 |
| Realized loss on financial derivative contracts | **(5,373)** | (5,659) |
| Petroleum and natural gas sales | **$ 84,123** | $ 64,022 |

Petroleum and natural gas sales, before royalties and the realized loss on financial derivative contracts increased to $89.5 million for the three months ended March 31, 2004, up 28 percent from $69.7 million reported for the corresponding period in 2003. Although commodity prices have remained strong, the increase is primarily attributable to a 38 percent increase in production volumes associated with acquisitions made in 2003. Included is the first full quarter of operations from the assets acquired in the Exodus acquisition which closed December 19, 2003.

Average oil and natural gas liquids production increased 28 percent to 11,555 barrels per day from 8,996 barrels per day during the same quarter a year earlier. Natural gas sales increased 48 percent to 81.6 million cubic feet per day from 55.2 million cubic feet per day in 2003. On a barrel of oil equivalent basis production increased 38 percent to 25,162 boe/d.

For the three months ended March 31, 2004, we received an average oil price before hedging gains or losses of $39.08/bbl, compared to $42.79/bbl for the same period in 2003. This decrease reflects a 5 percent increase in the price of West Texas Intermediate ("WTI"), which averaged US$35.33 during the quarter offset by a significant depreciation in the US dollar relative to the Canadian dollar. The US dollar to Canadian dollar exchange rate depreciated 13 percent from an average of 1.5097 (0.6623) during the first quarter 2003 to 1.3177 (0.7588) during the first quarter 2004.

Our natural gas price before hedging averaged $6.68/mcf as compared to $7.32/mcf during the first quarter 2003.

#### Unrealized Loss On Financial Derivatives

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts will be included in net earnings. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at March 31, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative asset. The following table reconciles the change in the fair value of the financial contracts during the period:

| | Financial Derivative Asset | Financial Derivative Liability | Unrealized Loss |
|---|---|---|---|
| Balance, January 1, 2004 | $ 11,180 | $ (11,180) | $ - |
| Amortization | (3,202) | - | (3,202) |
| Unrealized loss on financial derivatives | - | (7,869) | (7,869) |
| **Balance, March 31, 2004** | **$ 7,978** | **$ (19,049)** | **$ (11,071)** |

#### Financial Derivative Instruments

The following financial derivative contracts have been put in place as noted below:

| Commodity Contracts | 2004 Q2 | 2004 Q3 | 2004 Q4 | 2005 |
|---|---|---|---|---|
| **Natural Gas** | | | | |
| Fixed price *(GJ/d)* | 5,000 | 5,000 | 1,667 | - |
| Average price *($/GJ)* | $5.95 | $5.95 | $5.95 | n/a |
| Collars *(GJ/d)* | 31,000 | 31,000 | 17,000 | 2,500 |
| Average floor price | $5.00 | $5.00 | $5.00 | $5.00 |
| Average ceiling price | $6.62 | $6.62 | $7.64 | $8.15 |
| Call options (sold) | 3,000 | 3,000 | 3,000 | 2,500 |
| Average call option price (sold) | $2.80 | $2.80 | $2.80 | $2.80 |
| Call spread (purchased) *(GJ/d)* | - | - | 3,333 | 5,000 |
| Call spread floor *($/GJ)* | - | - | $9.00 | $9.00 |
| Call spread ceiling *($/GJ)* | - | - | $11.50 | $11.50 |
| **Crude Oil** | | | | |
| Fixed price *(bbl/d)* | 1,333 | 1,000 | 1,000 | - |
| Average price *(US$)* | $28.06 | $28.00 | $28.00 | n/a |
| Collars *(bbl/d)* | 4,500 | 4,500 | 4,500 | 3,000 |
| Average floor price *(US$)* | $24.39 | $24.78 | $24.56 | $33.00 |
| Average ceiling price *(US$)* | $29.42 | $29.03 | $29.27 | $26.00 |
| Call spread (purchased) *(bbl/d)* | - | 1,000 | 1,000 | 1,000 |
| Call spread floor *(US$)* | - | $33.00 | $33.00 | $33.00 |
| Call spread ceiling *(US$)* | - | $39.00 | $40.00 | $39.00 |

***Royalties***

| ***Royalties*** *($000s)* | ***Three Months Ended March 31*** ***2004*** | ***2003*** |
|---|---|---|
| Royalties, net of ARTC | **$ 17,010** | $ 15,510 |
| % of sales | **19%** | 22% |
| $/boe | **$ 7.43** | $ 9.47 |

During the first quarter 2004, royalties averaged $7.43/boe or approximately 19 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $39.08. This compares to $9.47/boe or 22 percent of the average sales price reported for the same period in 2003. Our 2003 average royalty rate was approximately 19 percent.

***Operating Costs***

| ***Operating Costs*** *($000s)* | ***Three Months Ended March 31*** ***2004*** | ***2003*** |
|---|---|---|
| Operating costs | **$ 16,953** | $ 9,006 |
| $/boe | **$ 7.40** | $ 5.50 |

During the quarter our operating costs increased to $16.9 million compared to $9.0 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $7.40/boe compared to $5.50/boe for the three months ended March 31, 2003. Fourth quarter 2003 operating costs averaged $7.01/boe.

Unexpected repairs and maintenance primarily due to winter weather and certain one time processing fee adjustments related to prior periods resulted in the higher than expected operating costs. It is anticipated that operating costs in 2004 will range between $6.75 and $7.00/boe, reflecting the nature of our asset base.

We continue to focus efforts on operational efficiencies, including production optimization that will reduce operating costs on a unit-of-production basis.

***General and Administrative Expenses***

| ***General and Administrative Expenses*** *($000s)* | ***Three Months Ended March 31*** ***2004*** | ***2003*** |
|---|---|---|
| G&A expenses | **$ 4,093** | $ 2,739 |
| Overhead recoveries | **(673)** | (859) |
| Net G&A expenses | **$ 3,420** | $ 1,880 |
| $/boe | **$ 1.49** | $ 1.15 |

General and administrative expenses net of overhead recoveries totaled $3.4 million, as compared to $1.9 million during the same period in 2003. On a unit-of-production basis, general and administrative expenses averaged $1.49/boe as compared to $1.15/boe for the same period in 2003. The increase reflects costs associated with building the necessary corporate infrastructure to accommodate our growth oriented Trust, and staffing requirements to administer the assets.

***Interest Expense***

| ***Interest Expense*** *($000s)* | ***Three Months Ended March 31*** ***2004*** | ***2003*** |
|---|---|---|
| Interest expense | **$ 2,840** | $ 1,920 |
| Bank loans | **$ 226,029** | $ 149,447 |

Interest expense, representing interest on bank debt increased to $2.8 million or $1.24/boe from $1.9 million or $1.17/boe a year earlier. Average debt levels have increased quarter over quarter as a result of the acquisitions made during 2003. Our debt to cash flow ratio based on a trailing twelve month basis, taking into account the most recent equity offering which closed April 19, 2004, now approximates 1.1 times. Interest expense in the amount of $544 (2003 - $1,172) related to convertible debentures is included as a reduction of accumulated earnings to reflect the equity nature of this debt.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the first quarter 2004 averaged approximately 4.5 percent.

### *Depletion, Depreciation and Amortization*

The current quarter provision for depletion and depreciation totaled $30.1 million as compared to $21.4 million in 2003. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $13.16/boe as compared to $13.08/boe during the same quarter in 2003.

### *Asset Retirement Obligations*

The CICA recently issued Handbook Section 3110 Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

As of March 31, 2004, the amount to be recorded as the fair value of the liability was estimated to be $32.9 million. The net effect of the change on the net earnings for the three months ended March 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| *($000s)* | *As Previously Reported* | *Adjustment* | *As Restated* |
|---|---|---|---|
| Property, plant and equipment | 918,767 | 14,103 | 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | 63,385 | 2,468 | 65,853 |

### *Income Taxes*

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

### Net Earnings Per BOE

| ($/boe) | Three Months Ended March 31 2004 | 2003 |
|---|---|---|
| Petroleum and natural gas revenue | $ 36.74 | $ 39.09 |
| Less: | | |
| Royalties | 7.43 | 9.47 |
| Operating costs | 7.40 | 5.50 |
| Net operating income | 21.91 | 24.12 |
| General and administrative | 1.49 | 1.15 |
| Interest on long-term debt | 1.24 | 1.17 |
| Stock compensation - cash paid | 0.30 | - |
| Current and large corporation tax | 0.30 | 0.32 |
| Cash flow from operations | 18.58 | 21.48 |
| Depletion, depreciation and amortization | 13.16 | 13.08 |
| Unrealized loss on financial derivatives | 4.84 | - |
| Future income taxes (recovery) | (2.18) | 3.86 |
| Non-cash stock compensation | 0.25 | - |
| Net earnings | $ 2.51 | $ 4.54 |

### Cash Flow

| Cash Flow ($000s) | Three Months Ended March 31 2004 | 2003 |
|---|---|---|
| Cash flow from operations | $ 42,521 | $ 35,177 |
| Unitholders' equity | $ 580,887 | $ 451,461 |

For the period ended March 31, 2004, our cash flow from operations totaled $42.5 million or $0.56 per diluted unit, representing a 21 percent increase from the $35.2 million, or $0.75 per diluted unit during the same period in 2003. On a per unit basis, cash flow decreased 24 percent. Our weighted average units outstanding totaled 74.9 million for the period ended March 31, 2004, as compared to 46.7 million for the same period in 2003.

### Selected Quarterly Financial Information

| ($000s except per share amounts) | 2004 | 2003 | | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|
| **Earnings Information** | **Mar. 31** | **Dec. 31** | **Sept. 30** | **Jun. 30** | **Mar. 31** | **Dec. 31** | **Sept. 30** | **Jun. 30** |
| Petroleum and natural gas sales | 84,123 | 73,994 | 72,769 | 60,989 | 64,022 | 41,576 | 24,690 | 24,987 |
| Net earnings (loss) [1] | 5,751 | 1,767 | 5,177 | 33,228 | 7,429 | 2,200 | (3,694) | 484 |
| Earnings (loss) per unit [1][2] | | | | | | | | |
| Basic | 0.07 | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 | (0.17) | 0.02 |
| Diluted | 0.07 | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 | (0.17) | 0.02 |

*[1] Net earnings (loss) and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.*
*[2] When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.*

Net earnings for the three months ended March 31, 2004 totaled $5.8 million or $0.07 per diluted unit, compared to $7.4 million or $0.13 per diluted unit during the same period in 2003.

### *Capital Expenditures*

| *Capital Expenditures ($000s)* | *Three Months Ended March 31* 2004 | 2003 |
|---|---|---|
| Land | $ 2,142 | $ - |
| Geological and geophysical | 249 | 499 |
| Drilling | 3,640 | 6,429 |
| Workovers and recompletions | 4,186 | - |
| Production equipment and facilities | 5,759 | 1,878 |
| Net development expenditures | 15,976 | 8,806 |
| Office equipment | 336 | - |
| Property acquisitions | 1,631 | 1,721 |
| Property dispositions | (8,906) | - |
| Elk Point acquisition | - | 170,000 |
| Net capital expenditures | $ 9,037 | $ 180,527 |

During 2004, expenditures for development activities totaled $16.0 million as compared to $8.8 million during the same period in 2003. A total of 16 gross (5.8 net) wells were drilled during the quarter, compared to 14 gross (9.3 net) wells during the same period in 2003. The primary focus during the first quarter was on well and facility optimization in areas that provide additional upside opportunity.

For 2004, the Board of Directors has approved a capital budget of $46 million for exploitation and development projects.

### *Guarantees/Off-Balance Sheet Arrangements*

The Trust has no guarantees or off-balance sheet arrangements.

### *Capital*

As at March 31, 2004, we had issued capital of 77.1 million units.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

| *a) Trust Units* | *Number of Units (000s)* | *Amount* |
|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ 660,048 |
| Pursuant to equity offerings, prior costs | - | (88) |
| On conversion of exchangeable shares | 34 | 364 |
| On conversion of debentures | 513 | 5,002 |
| Issued for employee savings plan | 30 | 365 |
| Distribution reinvestment plan | 56 | 662 |
| Exercise of unit options | 10 | 103 |
| Unit purchase loan plan receivable | - | (2,382) |
| **Balance, March 31, 2004** | **75,244** | **$ 664,074** |

On April 19, 2004, we closed our previously announced "bought deal" equity financing whereby we issued 5,175,000 Trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million. Proceeds from this offering have been used to reduce bank indebtedness, but ultimately will be utilized to fund our 2004 capital expenditure program.

| *b) Exchangeable Shares* | *Number of Units (000s)* | *Amount* |
|---|---|---|
| Balance, December 31, 2003 | 776 | $ 8,566 |
| Shares exchanged | (34) | (364) |
| Adjustment to exchange ratio for distributions | 29 | - |
| **Balance, March 31, 2004** | **771** | **$ 8,202** |

| c) Convertible Debentures | Number of Units Available on Conversion (000s) | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (513) | | (5,002) |
| **Balance, March 31, 2004** | **1,682** | **$** | **14,324** |

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. During 2004, $5.0 million of debentures were converted resulting in the issuance of 513,000 units.

| d) Unit Based Compensation Plan | Number of Options (000s) | | Average Exercise Price |
|---|---|---|---|
| Balance, December 31, 2003 | 2,737 | $ | 10.15 |
| Exercised | (10) | | 10.33 |
| Repurchased and cancelled | (183) | | 10.23 |
| **Balance, March 31, 2004** | **2,544** | **$** | **10.15** |

**LIQUIDITY AND CAPITAL RESOURCES**

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $285 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2004, $226 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2004, Acclaim had working capital deficiency of $2.1 million.

We continued our property rationalization program, disposing of approximately $8.9 million of miscellaneous non-core assets primarily in eastern Alberta and Saskatchewan. Production from these assets approximates 450 barrels of oil equivalent per day.

| Liquidity and Capital Resources ($000s) | | March 31 2004 |
|---|---|---|
| Long term debt | $ | 226,029 |
| Working capital deficiency | | 2,103 |
| Net debt[1] | | 228,132 |
| Units outstanding (000s) | | 75,244 |
| Trust unit price | | 12.29 |
| Market value | | 924,749 |
| Convertible debentures | | 14,324 |
| Total capitalization | $ | 1,167,205 |

[1] *Net debt excludes the 11% convertible debentures which are classified as equity.*

### *Additional Information*

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2003, is available on the Trust's SEDAR company profile at www.sedar.com.

## *Consolidated Balance Sheets*

| *($000s, unaudited)* | **March 31 2004** | **December 31 2003** |
|---|---|---|
| | | *(Restated - Note 2)* |
| **ASSETS** | | |
| **Current Assets** | | |
| Accounts receivable | **$ 59,750** | $ 60,720 |
| Prepaid expenses | **11,745** | 8,202 |
| Financial derivative asset *(Note 7)* | **6,014** | - |
| | **77,509** | 68,922 |
| Financial derivative asset *(Note 7)* | **1,964** | - |
| Property, plant and equipment | **1,169,585** | 1,160,548 |
| Accumulated depletion and depreciation | **(257,154)** | (227,678) |
| | **912,431** | 932,870 |
| Goodwill | **87,954** | 87,954 |
| Total assets | **$ 1,079,858** | $ 1,089,746 |
| **LIABILITIES AND UNITHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | **$ 50,867** | $ 61,709 |
| Distributions payable | **12,032** | 11,881 |
| Financial derivative liability *(Note 7)* | **16,377** | - |
| Hedging obligation and other liabilities | **336** | 328 |
| | **79,612** | 73,918 |
| Bank debt | **226,029** | 208,997 |
| Hedging obligation and other liabilities | **1,654** | 2,161 |
| Financial derivative liability *(Note 7)* | **2,672** | - |
| Future income taxes | **156,100** | 161,091 |
| Asset retirement obligations *(Note 3)* | **32,904** | 32,722 |
| | **498,971** | 478,889 |
| **UNITHOLDERS' EQUITY** | | |
| Capital *(Note 4)* | **664,074** | 657,475 |
| Exchangeable shares *(Note 4)* | **8,202** | 8,566 |
| Convertible debentures *(Note 4)* | **14,324** | 19,326 |
| Accumulated earnings | **71,060** | 65,853 |
| Accumulated distributions | **(176,773)** | (140,363) |
| | **580,887** | 610,857 |
| Total liabilities and unitholders' equity | **$ 1,079,858** | $ 1,089,746 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Earnings and Accumulated Earnings

| *($000s except per unit amounts, unaudited)* | Three Months Ended March 31 2004 | 2003 (Restated - Note 2) |
|---|---|---|
| **REVENUE** | | |
| Petroleum and natural gas sales | $ 84,123 | $ 64,022 |
| Royalty expense (net of Alberta Royalty Tax Credit) | (17,010) | (15,510) |
| | 67,113 | 48,512 |
| **EXPENSES** | | |
| Operating | 16,953 | 9,006 |
| General and administrative | 3,420 | 1,880 |
| Interest | 2,840 | 1,920 |
| Stock compensation *(Note 4)* | 1,258 | - |
| Depletion, depreciation and amortization *(Note 2)* | 30,122 | 21,428 |
| Unrealized loss on financial derivatives *(Note 7)* | 11,071 | - |
| | 65,664 | 34,234 |
| Earnings before taxes | 1,449 | 14,278 |
| Provision for capital taxes | 690 | 529 |
| Provision for (recovery of) future income taxes *(Note 8)* | (4,992) | 6,320 |
| **NET EARNINGS** | 5,751 | 7,429 |
| Accumulated earnings, beginning of period, as previously reported | 63,385 | 22,121 |
| Change in accounting for asset retirement obligations *(Note 2)* | 2,468 | 879 |
| Accumulated earnings, beginning of period, as restated | 65,853 | 23,000 |
| Interest on convertible debentures | (544) | (1,172) |
| Accumulated earnings, end of period | $ 71,060 | $ 29,257 |
| Net earnings per unit | | |
| Basic | $ 0.07 | $ 0.13 |
| Diluted | $ 0.07 | $ 0.13 |
| Weighted average units outstanding | | |
| Basic | 74,927 | 46,678 |
| Diluted | 76,085 | 46,786 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| ($000s except per unit amounts, unaudited) | Three Months Ended March 31 2004 | 2003 (Restated - Note 2) |
|---|---|---|
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | |
| **OPERATING ACTIVITIES** | | |
| Net earnings | $ 5,751 | $ 7,429 |
| Adjustments for: | | |
| Stock compensation (net of cash payments of $689,000) | 569 | - |
| Depletion, depreciation and amortization | 30,122 | 21,428 |
| Unrealized loss on financial derivatives | 11,071 | - |
| Provision for (recovery of) future income taxes | (4,992) | 6,320 |
| Cash flow from operations | 42,521 | 35,177 |
| Changes in non-cash operating working capital | (17,776) | (376) |
| Cash flow provided by operating activities | 24,745 | 34,801 |
| **FINANCING ACTIVITIES** | | |
| Proceeds from bank debt | 17,032 | 17,635 |
| Repayment of debentures | - | (824) |
| Proceeds from issuance of units and shares, net of issue costs | 1,042 | 2,254 |
| Reduction of hedging obligation and other liabilities | (499) | (1,301) |
| Distributions to unitholders | (36,259) | (22,634) |
| Interest paid on convertible debentures | (544) | (1,172) |
| Changes in non-cash financing working capital | 191 | (110) |
| Cash flow used in financing activities | (19,037) | (6,152) |
| Cash flow provided by operating and financing activities | 5,708 | 28,649 |
| **INVESTING ACTIVITIES** | | |
| Acquisition of petroleum and natural gas properties | - | (1,721) |
| Disposition of petroleum and natural gas properties | 8,906 | - |
| Capital expenditures | (17,943) | (8,806) |
| Acquisition of subsidiaries | - | (20,444) |
| Site restoration and abandonment costs incurred | (463) | - |
| Changes in non-cash investing working capital | 3,792 | 2,322 |
| Cash used in investing activities | (5,708) | (28,649) |
| Cash beginning and end of period | $ - | $ - |
| The Trust paid the following cash amounts: | | |
| Interest paid | $ 1,968 | $ 395 |
| Capital taxes paid | $ 648 | $ 259 |

*See accompanying notes to consolidated financial statements.*

## 1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2003 except for changes outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

## 2. CHANGES IN ACCOUNTING POLICIES

***(a) Hedging Relationships***

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. Acclaim enters into numerous financial instruments to manage commodity price risk that do not qualify as hedges under the new accounting guideline. Therefore, Acclaim has elected to not apply hedge accounting and to follow the mark-to-market accounting method for all financial instruments. This new accounting policy has been applied prospectively. Effective January 1, 2004, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contract.

***(b) Asset Retirement Obligations***

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months ended March 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| *($000s)* | ***As Previously Reported*** | ***Adjustment*** | ***As Restated*** |
|---|---|---|---|
| Property, plant and equipment | 918,767 | 14,103 | 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | 63,385 | 2,468 | 65,853 |

***(c) Full Cost Accounting***

The CICA issued Accounting Guideline 16 which replaced Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted Accounting Guideline 16 effective January 1, 2004 and as at January 1, 2004 and March 31, 2004, there were no indications of impairment.

## 3. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $32.9 million (December 31, 2003 - $32.7 million) based on a total future liability of $103.8 million. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

The following table reconciles Acclaim's asset retirement obligation:

| *Asset Retirement Obligation* | | *Amount* |
|---|---|---|
| Balance, December 31, 2003 | $ | 32,722 |
| Increase in liability during period | | - |
| Settlement of liabilities during period | | (463) |
| Accretion expense | | 645 |
| **Balance, March 31, 2004** | **$** | **32,904** |

**4. CAPITAL**

| *a) Trust Units* | *Number of Units (000s)* | | *Amount* |
|---|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ | 660,048 |
| Pursuant to equity offerings, prior costs | - | | (88) |
| On conversion of exchangeable shares | 34 | | 364 |
| On conversion of debentures | 513 | | 5,002 |
| Issued for employee savings plan | 30 | | 365 |
| Distribution reinvestment plan | 56 | | 662 |
| Exercise of unit options | 10 | | 103 |
| Unit purchase loan plan receivable | - | | (2,382) |
| **Balance, March 31, 2004** | **75,244** | **$** | **664,074** |

| *b) Exchangeable Shares* | *Number of Units (000s)* | | *Amount* |
|---|---|---|---|
| Balance, December 31, 2003 | 776 | $ | 8,566 |
| Shares exchanged | (34) | | (364) |
| Adjustment to exchange ratio for distributions | 29 | | - |
| **Balance, March 31, 2004** | **771** | **$** | **8,202** |

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 597,092 exchangeable immediately and 173,701 convertible as to one half on each October 1, 2004 and 2005.

| *c) Convertible Debentures* | *Number of Units Available on Conversion (000s)* | | *Amount* |
|---|---|---|---|
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (513) | | (5,002) |
| **Balance, March 31, 2004** | **1,682** | **$** | **14,324** |

| *d) Unit Based Compensation Plan* | *Number of Options (000s)* | | *Average Exercise Price* |
|---|---|---|---|
| Balance, December 31, 2003 | 2,737 | $ | 10.15 |
| Granted | - | | - |
| Exercised | (10) | | 10.33 |
| Repurchased and cancelled | (183) | | 10.23 |
| **Balance, March 31, 2004** | **2,544** | **$** | **10.15** |

During the three-month period, Acclaim recorded a stock compensation expense totaling $1.3 million related to the employee incentive stock option plan. Compensation expense includes $0.6 million related to employees that exercised their "put right" cash payments under the option plan. The repurchased options were cancelled.

*(all tabular amounts, except per unit, expressed in $000s, unaudited)*

### 5. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

| | $/Unit | Amount |
|---|---|---|
| Balance, December 31, 2003 | $ 2.4375 | $ 140,363 |
| January, 2004 | 0.1625 | 12,174 |
| February, 2004 | 0.1625 | 12,203 |
| March, 2004 | 0.1625 | 12,033 |
| | $ 0.4875 | $ 36,410 |
| | $ 2.9250 | $ 176,773 |

### 6. DEFERRED REVENUE

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The premium is being recognized as petroleum and natural gas revenue over the term of the contract, with the balance recognized as interest expense.

### 7. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

| ***Commodity Contracts*** | ***2004 Q2*** | ***2004 Q3*** | ***2004 Q4*** | ***2005*** |
|---|---|---|---|---|
| **Natural Gas** | | | | |
| Fixed price *(GJ/d)* | 5,000 | 5,000 | 1,667 | - |
| Average price *($/GJ)* | $5.95 | $5.95 | $5.95 | n/a |
| Collars *(GJ/d)* | 31,000 | 31,000 | 17,000 | 2,500 |
| Average floor price | $5.00 | $5.00 | $5.00 | $5.00 |
| Average ceiling price | $6.62 | $6.62 | $7.64 | $8.15 |
| Call options (sold) | 3,000 | 3,000 | 3,000 | 2,500 |
| Average call option price (sold) | $2.80 | $2.80 | $2.80 | $2.80 |
| Call spread (purchased) *(GJ/d)* | - | - | 3,333 | 5,000 |
| Call spread floor *($/GJ)* | - | - | $9.00 | $9.00 |
| Call spread ceiling *($/GJ)* | - | - | $11.50 | $11.50 |
| **Crude Oil** | | | | |
| Fixed price *(bbl/d)* | 1,333 | 1,000 | 1,000 | - |
| Average price *(US$)* | $28.06 | $28.00 | $28.00 | n/a |
| Collars *(bbl/d)* | 4,500 | 4,500 | 4,500 | 3,000 |
| Average floor price *(US$)* | $24.39 | $24.78 | $24.56 | $33.00 |
| Average ceiling price *(US$)* | $29.42 | $29.03 | $29.27 | $26.00 |
| Call spread (purchased) *(bbl/d)* | - | 1,000 | 1,000 | 1,000 |
| Call spread floor *(US$)* | - | $33.00 | $33.00 | $33.00 |
| Call spread ceiling *(US$)* | - | $39.00 | $40.00 | $39.00 |

*(all tabular amounts, except per unit, expressed in $000s, unaudited)*

***Future Commodity Contracts***

| *Daily Quantity* | *Contract Price* | *Term* |
|---|---|---|
| ***Natural Gas-Collars (AECO)*** | | |
| 8,000 GJ | CDN$5.00-6.50 | April 1, 2004-October 31, 2004 |
| 10,000 GJ | CDN$5.00-7.00 | April 1, 2004-October 31, 2004 |
| 3,000 GJ | CDN$5.00-6.41 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$5.00-7.80 | November 1, 2004- March 31, 2005 |
| ***Natural Gas-Three Way Contracts (AECO)*** | | |
| 5,000 GJ | CDN$3.75-5.00-7.00 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$4.00-5.00-5.81 | April 1, 2004-October 31, 2004 |
| 5,000 GJ | CDN$4.00-5.00-8.50 | November 1, 2004- March 31, 2005 |
| ***Natural Gas-Fixed Price Contracts (AECO)*** | | |
| 5,000 GJ | CDN$5.95 | April 1, 2004-October 31, 2004 |
| ***Natural Gas-Call Spreads (AECO)*** | | |
| 5,000 GJ (purchased by Acclaim) | CDN$9.00-11.50 | November 1, 2004- March 31, 2005 |
| ***Crude Oil-Collars (WTI)*** | | |
| 500 bbl | US$ 22.00-28.20 | January 1, 2004-June 30, 2004 |
| 1,000 bbl | US$ 24.00-28.57 | April 1, 2004-June 30, 2004 |
| 1,000 bbl | US$ 24.00-27.00 | July 1, 2004-September 30, 2004 |
| 1,000 bbl (Heavy Oil Differential) | US$6.00-12.00 | July 1, 2003-June 30, 2004 |
| 1,000 bbl | US$ 23.00-28.05 | October 1, 2004-December 31, 2004 |
| ***Crude Oil-Three Way Collars (WTI)*** | | |
| 1,000 bbl | US$20.00-24.00-30.20 | January 1, 2004-June 30, 2004 |
| 500 bbl | US$21.00-24.50-30.15 | January 1, 2004-June 30, 2004 |
| 1,000 bbl | US$21.00-25.00-29.45 | January 1, 2004-December 31, 2004 |
| 500 bbl | US$23.00-27.00-30.00 | April 1, 2004-December 31, 2004 |
| 1,000 bbl | US$21.25-24.50-29.95 | July 1, 2004-December 31, 2004 |
| 1,000 bbl | US$21.50-24.50-29.25 | July 1, 2004-December 31, 2004 |
| 1,000 bbl | US$20.00-24.00-30.00 | January 1, 2005-December 31, 2005 |
| 1,000 bbl | US$24.00-27.00-34.00 | January 1, 2005-December 31, 2005 |
| 1,000 bbl | US$24.00-27.00-35.00 | January 1, 2005-December 31, 2005 |
| ***Crude Oil-Fixed* (WTI)** | | |
| 1,000 bbl | US$28.00 | April 1, 2004-December 31, 2004 |
| 500 bbl | US$28.17 | April 1, 2004-May 31, 2004 |
| 1,000 bbl (Heavy Oil Differential) | US$8.35 | January 1, 2004-December 31, 2004 |
| ***Crude Oil-Call Spreads (WTI)*** | | |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$39.00 | July 1, 2004-September 30, 2004 |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$40.00 | October 1, 2004-December 31, 2004 |
| 1,000 bbl (purchased by Acclaim) | US$33.00-$39.00 | January 1, 2005-December 31, 2005 |
| ***Alberta Power -Fixed (Alberta Power Pool)*** | | |
| 2 MWh | CDN $43.75 | January 1, 2004-December 31, 2005 |
| 2 MWh | CDN $52.50 | April 1, 2004-December 31, 2004 |
| 2 MWh | CDN $47.50 | January 1, 2005-December 31, 2005 |

*(all tabular amounts, except per unit, expressed in $000s, unaudited)*

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

| | | *Financial Derivative Asset* | | *Financial Derivative Liability* | | *Unrealized Loss* |
|---|---|---|---|---|---|---|
| Balance, January 1, 2004 *(Note 2)* | $ | 11,180 | $ | (11,180) | $ | - |
| Amortization | | (3,202) | | - | | (3,202) |
| Unrealized loss on financial derivatives | | - | | (7,869) | | (7,869) |
| **Balance, March 31, 2004** | **$** | **7,978** | **$** | **(19,049)** | **$** | **(11,071)** |

The estimated fair value of financial derivative instruments is based on quoted market prices.

## 8. INCOME TAXES

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

## 9. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

## 10. SUBSEQUENT EVENTS

On April 19, 2004, Acclaim announced the closing of a bought deal equity financing. At closing, a total of 5.2 million Trust units were issued at a price of $12.00 per Trust unit to raise gross proceeds of $62.1 million (net proceeds - $59.0 million).

## Corporate Information

### OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
*President & Chief Executive Officer*

Brent D. Defosse, P. Eng
*Vice President, Production and Chief Operating Officer*

David J. Broshko, CA
*Vice President, Finance and Chief Financial Officer*

Richard J. Tiede, P. Eng
*Vice President, Business Development*

Wesley R. Morningstar
*Vice President, Exploration and Development*

Mark P. Fitzgerald, P. Eng
*Vice President, Engineering*

### DIRECTORS

Jack C. Lee
*Chairman*
*Calgary, Alberta*

Robert G. Brawn, B. Sc., P. Eng.
*Chairman, Emeritus and Director*
*Calgary, Alberta*

J. Paul Charron, CA
*President, Chief Executive Officer and Director*

Noel A. Cleland , P. Eng.
*Vancouver, British Columbia*

Peter W. Comber, CA
*Toronto, Ontario*

Grant B. Fagerheim
*Calgary, Alberta*

Frank W. King, O.C., LlD, P. Eng.
*Calgary, Alberta*

R. Gregory Rich, P. Eng.
*Houston, Texas*

R. Carl Smith
*Calgary, Alberta*

### AUDITORS

Deloitte & Touche LLP
*Chartered Accountants*
Calgary, Alberta

### BANKERS

The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

### ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

### LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

### REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

### STOCK EXCHANGE LISTING

Toronto Stock Exchange/Trust Units: AE.UN
Debentures: AE.DB

### INVESTOR RELATIONS

Kerklan (Kerk) Hilton
*Manager, Investor Relations*
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

### HEAD OFFICE

1900, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

82-34789

**FORM 52-109FT2**

***CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD***

I J. Paul Charron, President and Chief Executive Officer of Acclaim Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Acclaim Energy Trust (the issuer), for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 14, 2004

Signed by:

"J. Paul Charron", C.A.
President and
Chief Executive Officer

82-34789

**FORM 52-109FT2**

***CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD***

I David J. Broshko, Vice President and Chief Financial Officer of Acclaim Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Acclaim Energy Trust (the issuer), for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 14, 2004

Signed by:

"David J. Broshko", C.A.
Vice President, Finance and
Chief Financial Officer

# MATERIAL CHANGE REPORT

**1. Name and Address of Reporting Issuer:**

Acclaim Energy Trust ("Acclaim" or the "Trust")
1900, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

**2. Date of Material Change:**

June 15, 2004

**3. News Release:**

A press release was issued by the Trust on June 15, 2004 and disseminated through the facilities of a recognized newswire service.

**4. Summary of Material Change:**

The Trust completed an offering of 16,350,000 subscription receipts (the "Subscription Receipts") at a price of $12.25 per Subscription Receipt for gross proceeds of $200,287,500 and $75 million principal amount of 8% convertible extendible unsecured subordinated debentures (the "Debentures"). The offering was underwritten by an underwriting syndicate co led by BMO Nesbitt Burns Inc., TD Securities Inc. and CIBC World Markets Inc. and included National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

**5. Full Description of Material Change:**

The Trust completed an offering of 16,350,000 Subscription Receipts at a price of $12.25 per Subscription Receipt for gross proceeds of $200,287,500 (which includes the full exercise by the underwriters of their option to purchase an additional 4,100,000 Subscription Receipts) and $75 million principal amount of Debentures. The Subscription Receipts and Debentures are listed for trading on the Toronto Stock Exchange under the symbols "AE.R" and "AE.DB.A", respectively. The offering was underwritten by the Underwriters pursuant to an underwriting agreement among the Trust, Acclaim Energy Inc. and the Underwriters dated as of May 25, 2004.

Each Subscription Receipt represents the right to receive one Acclaim trust unit upon the completion of the acquisition by the Trust of certain petroleum and natural gas properties and related assets from Chevron Canada Limited and Chevron Canada Resources (the "Chevron Acquisition"). The Chevron Acquisition is expected to close on or about June 30, 2004, with an effective date of June 1, 2004.

The gross proceeds from the offering of Subscription Receipts have been deposited in escrow pending closing of the Chevron Acquisition. If the acquisition closes on or before August 31, 2004, the gross proceeds will be released to Acclaim and used to pay part of the purchase price of the Chevron Acquisition. If the Chevron Acquisition closes by August 31, 2004, holders of Subscription Receipts will receive a payment equivalent to the amount of any cash distributions to unitholders of Acclaim for which record dates occur between the closing of the offering and

the closing of the Chevron Acquisition. If the Chevron Acquisition fails to close by August 31, 2004, the Chevron Acquisition is terminated at any earlier time or Acclaim has advised the underwriters or announced to the public that it does not intend to proceed with the acquisition, Acclaim will return to holders of Subscription Receipts the issue price and their pro rata entitlement to interest thereon.

The Debentures have a face value of $1,000 per Debenture, a coupon of 8.0%, a final maturity date, if extended, of August 31, 2009, and are convertible into trust units of Acclaim at a price of $13.50 per trust unit. The initial maturity date of the Debentures is August 31, 2004, with an automatic extension to August 31, 2009, upon the closing of the Chevron Acquisition. If the Chevron Acquisition does not close on or before August 31, 2004, or if the Chevron Acquisition is terminated at any earlier time, the Debentures will mature on the initial maturity date. The Debentures pay interest semi annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The net proceeds of the offering will be used by the Trust to pay a portion of the purchase price of the Chevron Acquisition.

**6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable.

**7. Omitted Information:**

No information has been omitted.

**8. Executive Officer:**

The name and business numbers of the executive officer of Acclaim Energy who is knowledgeable of the material change and this report is:

David J. Broshko, Vice President, Finance and Chief Financial Officer
Telephone: (403) 539-6300
Facsimile: (403) 539-6499.

DATED at the City of Calgary, in the Province of Alberta this 15th day of June, 2004.

**ACCLAIM ENERGY TRUST,**
by its attorney, **ACCLAIM ENERGY INC.**

Per: (signed) *"David J. Broshko"*
David J. Broshko
Vice President, Finance and Chief Financial Officer

cc: Toronto Stock Exchange

82-34789

# MATERIAL CHANGE REPORT

## 1. Name and Address of Reporting Issuer:

Acclaim Energy Trust (the "**Trust**")
1900, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

## 2. Date of Material Change:

May 25, 2004

## 3. News Release:

A press release was issued by the Trust on May 25, 2004 and disseminated through the facilities of a recognized newswire service.

## 4. Summary of Material Change:

On May 25, 2004, the Trust announced that it had entered into a series of agreements (the "**Chevron Acquisition Agreements**") pursuant to which it would purchase interests in certain petroleum and natural gas properties and assets (the "**Chevron Properties**") from Chevron Canada Limited and Chevron Canada Resources ("**Chevron Canada**") (the "**Transaction**").

## 5. Full Description of Material Change:

On May 25, 2004, the Trust entered into the Chevron Acquisition Agreements whereby the Trust and Enerplus Resources Fund ("**Enerplus**") have jointly agreed to purchase certain petroleum and natural gas properties and assets from Chevron Canada for an aggregate purchase price of approximately $1.089 billion, prior to any purchase price adjustments, following which certain of the acquired properties and assets will be divided between the Trust and Enerplus. Additional purchase and sale and related agreements were concurrently signed with Paramount Resources Ltd. ("**Paramount**") whereby Enerplus agreed to sell to Paramount immediately upon their acquisition a portion of the properties and assets to be acquired from Chevron Canada, for approximately $189.0 million, prior to any purchase price adjustments (the "**Concurrent Disposition**"). Upon completion of the Transaction, the Trust will own interests in properties in the Central, Kaybob and Mitsue areas of Alberta as well as properties in Manitoba (collectively, the "**Chevron Properties**"). The net cash purchase price that the Trust will pay for the Chevron Properties is approximately $433.7 million, and the net cash purchase price to be paid by each of Enerplus and Paramount is $466.3 million and $189.0 million, respectively, in each case prior to any purchase price adjustments. The Transaction is anticipated to be completed on or about June 30, 2004 and will have an effective date of June 1, 2004.

Less than 10% of the Chevron Properties to be acquired by the Trust pursuant to the Transaction are subject to "rights of first refusal" in favour of third parties. To the extent such rights are exercised, the affected assets will be excluded from the Transaction.

*Chevron Properties*

The Chevron Properties are complementary and strategic to four of the Trust's current operating districts in central, western and northern Alberta. The Trust expects that it will operate approximately 65% of the production from the Chevron Properties. The Chevron Properties are weighted towards crude oil and natural gas liquids ("**NGL's**"), with approximately 67% of current production attributable to light and medium crude oil and NGL. On a reserves basis, the Chevron Properties are weighted approximately 55% to light and medium crude oil and approximately 45% to natural gas and NGL. Current production from the Chevron Properties is approximately 17,000 boe/d consisting of 34.0 mmcf/d of natural gas, 7,700 bbls/d of crude oil and 3,700 bbls/d of NGL.

The oil and natural gas reserves attributable to the Chevron Properties were assigned 25.0 mmboe of proved reserves and 39.6 mmboe of proved plus probable reserves in a report prepared by Sproule Associates Limited (the "**Sproule Report**"), consisting of 75,172 mmcf of natural gas, 21 mmbbls of crude oil and 6.1 mmbbls of NGL. Acclaim Energy Inc. ("**Acclaim Energy**"), a direct wholly owned subsidiary of the Trust, has reviewed the estimates provided in the Sproule Report and has developed its own internal estimate of reserves attributable to the Chevron Properties. This internally generated estimate was used by Acclaim Energy as the basis for its assessment of and decision to undertake the Chevron Acquisition. Acclaim Energy estimates the proved producing reserves of the Chevron Properties at 26.84 mmboe (9% higher than in the Sproule Report), the proved reserves at 28.0 mmboe (12% higher than the Sproule Report) and the proved plus probable reserves at 35.45 mmboe (11% lower than the Sproule Report).

Additionally, the Trust will acquire a 100% working interest in the Acheson Gas Plant, which has a raw capacity of 33.5 mmcf/d. The Trust estimates that the Chevron Properties have a proved reserve life index of 4.5 years and a proved plus probable reserve life index of 5.7 years. The Trust will not assume any hedge obligations with the Chevron Properties. The Transaction will also provide the Trust with net undeveloped land holdings of 14,501 (net) acres.

*Closing Conditions and Liability Arrangements*

Conditions to closing of the Chevron Acquisition include the following: the continued accuracy of representations and warranties (except for inaccuracies that are beyond the party's reasonable control or that, in the aggregate, do not have a material adverse effect on the value of the acquired properties and assets); receipt of customary approvals under the *Competition Act* (Canada); and an absence of claims or proceedings that would prohibit the transaction. Similar closing conditions exist for Enerplus, as vendor, and Paramount, as purchaser, in respect of the Concurrent Disposition.

In connection with the Chevron Acquisition, Chevron Canada has indemnified the Trust and Enerplus in respect of certain liabilities on the aggregate of the specific properties and assets being acquired to a maximum of 25% of the aggregate $1.089 billion purchase price, as a result of a breach of a representation or warranty or a covenant or agreement made by Chevron Canada in respect of those properties and assets in the Chevron Acquisition Agreements. However, claims in respect of a breach of a representation or warranty by Chevron Canada must exceed a minimum threshold of $1 million per incident and $25 million in the aggregate before such a claim can be made against Chevron Canada's indemnification obligations. Chevron Canada has also agreed to indemnify the Trust and Enerplus for certain environmental liabilities with respect to certain types of unidentified assets for aggregate claims in excess of $25 million. The Trust,

Enerplus and Paramount have agreed in certain circumstances, to share any recoveries from Chevron Canada based on the amount of loss suffered by each party, if any, and the proportionate purchase price paid by each such party in connection with the Transaction. The Trust and Enerplus have also agreed to indemnify Chevron Canada and certain of its affiliates in respect of any liabilities relating to the specific properties and assets being acquired, including past, present and future environmental liabilities. In addition, the Trust and Enerplus have agreed to indemnify Chevron Canada for certain environmental liabilities with respect to certain types of unidentified assets, with the aggregate liabilities in respect of those unidentified assets being limited to $25 million. The Trust, Enerplus and Paramount have agreed that liabilities related to specific properties will be allocated to the party or parties that will own the acquired property interests in the area in which the liability arose following completion of the Transaction, and in respect of the indemnity relating to the unidentified assets described above, will be shared among each other approximately in proportion to the net purchase price paid by each of the parties pursuant to the Transaction.

If either Enerplus or Paramount fails to perform its obligations under the Transaction, in order to acquire the Chevron Properties currently contemplated to be acquired and retained by the Trust pursuant to the Transaction, the Trust would be required to acquire or retain additional properties and assets in addition to the Chevron Properties. Alternatively, the Trust could elect to not proceed with the Transaction and forfeit the deposit that it has paid to Chevron Canada in connection with the Transaction.

*Financing of the Transaction*

To finance the Transaction, the Trust has agreed with a syndicate of underwriters to issue and sell to the underwriters 16,350,000 subscription receipts ("**Subscription Receipts**"), each Subscription Receipt having a purchase price of $12.25 and entitling the holder thereof to receive without the payment of additional consideration, one (1) trust unit ("**Unit**") of the Trust upon completion of the Chevron Acquisition. In conjunction with the offering of Subscription Receipts, the Trust has also agreed with the syndicate of underwriters to issue and sell to the underwriter's 75,000 8.0% convertible extendible unsecured subordinated debentures (the "**Debentures**") of the Trust at a price of $1,000 per Debenture. The Debentures have an initial maturity date of August 31, 2004 (the "**Initial Maturity Date**"). If closing of the Chevron Acquisition takes place by August 31, 2004 ("**Termination Time**"), the maturity date will automatically extend from the Initial Maturity Date to August 31, 2009 (the "**Final Maturity Date**"). If the Chevron Acquisition does not close by the Termination Time, the Debentures will mature on the Initial Maturity Date. The Debentures bear interest at an annual rate of 8.0% payable semi-annually on February 28 and August 31 in each year commencing February 28, 2005. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after August 31, 2007, and on or before August 31, 2008 a price of $1,025 per Debenture after August 31, 2008, and before maturity on August 31, 2009, in each case, plus accrued and unpaid interest thereon, if any. Each Debenture is convertible into Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the business day immediately proceeding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.50 per Unit, subject to adjustments. Holders converting their Debentures will receive accrued and unpaid interest thereon.

*Other Information*

All oil and natural gas information contained in this material change report has been prepared and presented in accordance with NI 51-101. In this material change report, all estimates of oil and natural gas reserves and production are presented on a "company interest" basis. As the Trust is not currently the owner of the Acquired Properties, all operational information relating to the Acquired Properties contained in this material change report is based on information provided to the Trust by third parties. The Trust has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

**6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable.

**7. Omitted Information:**

No information has been omitted.

**8. Executive Officer:**

The name and business numbers of the executive officer of Acclaim Energy who is knowledgeable of the material change and this report is:

David J. Broshko, Vice President, Finance and Chief Financial Officer
Telephone: (403) 539-6300
Facsimile: (403) 539-6499.

DATED at the City of Calgary, in the Province of Alberta this 4th day of June, 2004.

**ACCLAIM ENERGY TRUST,**
by its attorney, **ACCLAIM ENERGY INC.**

Per: (Signed) David J. Broshko
David J. Broshko
Vice President, Finance and Chief Financial Officer

cc: Toronto Stock Exchange

82-34789

# MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Acclaim Energy Trust (the "Trust")
   1800, 255 – 5th Avenue S.W.
   Calgary, Alberta
   T2P 3G6

2. **Date of Material Change:**

   April 19, 2004

3. **News Release:**

   A press release was issued by the Trust on April 19, 2004 and disseminated through the facilities of a recognized newswire service.

4. **Summary of Material Change:**

   The Trust completed an offering of 5,175,000 of its trust units ("Units") at a price of $12.00 per Unit for gross proceeds of $62,100,000, which number of Units includes the full exercise by the Underwriters (as defined below) of their over-allotment option to purchase an additional 675,000 Units. The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation (collectively, the "Underwriters").

5. **Full Description of Material Change:**

   The Trust completed an offering of 5,175,000 of its Units at a price of $12.00 per Unit for gross proceeds of $62,100,000, which number of Units includes the full exercise by the Underwriters of their over-allotment option to purchase an additional 675,000 Units. After giving effect to the offering, the Trust has approximately 80.5 million Units issued and outstanding. The offering was underwritten by the Underwriters pursuant to an underwriting agreement among the Trust, Acclaim Energy Inc. and the Underwriters dated March 29, 2004.

   The net proceeds of the offering will be used by the Trust to subscribe for securities of Acclaim Energy Inc., a wholly owned subsidiary of the Trust. Acclaim Energy Inc. will use the net proceeds of the offering to reduce bank indebtedness, which may be redrawn and applied to general corporate purposes including Acclaim Energy Inc.'s ongoing capital program and funding future acquisitions.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Acclaim Energy Inc. who is knowledgeable of the material change and this report is:

David J. Broshko, Vice President, Finance and Chief Financial Officer
Telephone: (403) 539-6300
Facsimile: (403) 539-6499.

DATED at the City of Calgary, in the Province of Alberta this 19th day of April, 2004.

**ACCLAIM ENERGY TRUST,**
by its attorney, **ACCLAIM ENERGY INC.**

Per: *"J. Paul Charron"*
J. Paul Charron
President and Chief Executive Officer

cc: Toronto Stock Exchange

UNDERWRITING AGREEMENT

May 25, 2004

Acclaim Energy Trust
Acclaim Energy Inc.
1800, 255 - 5th Avenue S.W.
Calgary, Alberta T2P 3G6

**Attention: Mr. Paul Charron, President and Chief Executive Officer**

Dear Sirs:

**Re: Offering of Subscription Receipts and 8% Convertible Extendible Unsecured Subordinated Debentures of Acclaim Energy Trust**

BMO Nesbitt Burns Inc., TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc. and Dundee Securities Corporation (the "**Underwriters**") understand that Acclaim Energy Trust (the "**Trust**") proposes to issue and sell 12,250,000 Subscription Receipts (as herein defined) (the "**Firm Receipts**") and 75,000 convertible extendible unsecured subordinated debentures of the Trust (generally, the "**Debentures**", and, in respect of those 75,000 Debentures, the "**Offered Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 8% per annum, payable semi-annually in arrears on February 28th and August 31st of each year commencing February 28, 2005, and an initial maturity date of August 31, 2004 (the "**Maturity Date**"), subject to extension as set forth below.

Each Subscription Receipt will entitle the holder either:

(a) if the closing of the Chevron Acquisition (as herein defined) takes place by 5:00 p.m. (Calgary time) on August 31, 2004, to receive one Unit (as herein defined), together with the Special Interest (as defined herein), if applicable, without payment of additional consideration or further action, forthwith upon the closing of the Chevron Acquisition; or

(b) if the closing of the Chevron Acquisition does not take place by 5:00 p.m. (Calgary time) on June 30, 2004, or the Chevron Acquisition is terminated at any earlier time (in either case, the "**Termination Time**"), to have the full purchase price of the Subscription Receipts returned, plus the pro rata portion of the interest earned by the Escrow Agent (as herein defined) on such funds, calculated from the Closing Date to and including the Termination Time.

The Debentures shall be convertible into Units (as herein defined) at a conversion price of $13.50 per Unit at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as herein defined).

If the closing of the Chevron Acquisition takes place on or before 5:00 p.m. (Calgary time) on August 31, 2004 then the Maturity Date shall be automatically extended to August 31, 2009.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Receipts and the Offered Debentures at the Closing Time (as herein defined) in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Receipts and the Offered Debentures at the purchase price of $12.25 per Subscription Receipt and $1,000 per Offered Debenture.

The Trust hereby grants to the Underwriters an option (the "**Underwriters' Option**") to purchase from the Trust, at the Underwriters' election, up to 4,100,000 additional Subscription Receipts (the "**Option Receipts**") exercisable at any time up to 48 hours prior to the Closing Time. In the event and to the extent that the Underwriters exercise the Underwriters' Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Option Receipts as to which the Underwriters' Option shall have been exercised in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell such number of Option Receipts to the Underwriters at the purchase price of $12.25 per Subscription Receipt.

**1. Definitions**

In this agreement:

(a) "**11% Debentures**" means the 11% convertible extendible unsecured subordinated debentures of the Trust;

(b) "**11% Debenture Indenture**" means the trust indenture dated December 17, 2002 among the Trust, Acclaim Energy and Computershare Trust Company of Canada governing the terms and conditions of the 11% Debentures;

(c) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d) "**Acclaim Energy**" means Acclaim Energy Inc., the corporation resulting from the amalgamation of Danoil and Nevis under the ABCA;

(e) "**Acclaim Energy West**" means Acclaim Energy West Inc., a corporation continued under the ABCA;

(f) "**Acclaim LP**" means Acclaim Limited Partnership, an indirect wholly owned subsidiary of the Trust formed under the laws of Alberta;

(g) "**Acclaim Notes**" means, collectively, the Elk Point Notes, the Ketch Notes, the Danoil Notes and the Nevis Notes;

(h) "**Administration Agreement**" means the administration agreement dated April 20, 2001 between Acclaim Energy and the Trust, pursuant to which Acclaim Energy provides administration services to the Trust;

(i) "**AIF**" means the renewal annual information form of the Trust dated April 19, 2004;

(j) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(k) "**ASC**" means the Alberta Securities Commission;

(l) "**Assets**" means the interests in oil and natural gas reserves and associated facilities of Acclaim Energy and its subsidiaries as described in the Prospectuses;

(m) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(n) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(o) "**Chevron Acquisition**" means the acquisition by the Trust of certain petroleum and natural gas properties and related assets from Chevron Canada pursuant to the Chevron Acquisition Agreements;

(p) "**Chevron Acquisition Agreements**" means, collectively, (i) the partnership purchase and sale agreement dated May 25, 2004 among Chevron Canada, as vendor, and Acclaim LP and Enerplus, as purchasers, (ii) the Acheson Gas Plant purchase and sale agreement dated May 25, 2004 between Chevron Canada Limited, as vendor, and Acclaim Processing Co. Ltd., as purchaser, and (iii) the Manitoba Royalties purchase and sale agreement dated May 25, 2004 among Chevron Canada Limited, as vendor, and Acclaim LP and Enerplus, as purchasers, pursuant to which Acclaim LP and Acclaim Processing Co. Ltd. have agreed (jointly with Enerplus with respect to certain properties and assets) to purchase certain petroleum and natural gas properties and related assets from Chevron Canada;

(q) "**Chevron Canada**" means, collectively, Chevron Canada Limited and Chevron Canada Resources, as vendor of the Chevron Properties;

(r) "**Chevron Properties**" means those petroleum and natural gas properties and related assets that the Trust will own following completion of the Chevron Acquisition and the Concurrent Disposition;

(s) "**Closing Date**" means June 15, 2004 or such other date as may be agreed to by the Underwriters and the Trust, but in any event, not later than June 30, 2004;

(t) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(u) "**Concurrent Disposition**" means the sale of certain of the petroleum and natural gas properties and related assets acquired by Enerplus from Chevron Canada to Paramount immediately following their acquisition by Enerplus from Chevron Canada;

(v) "**Concurrent Disposition Agreement**" means the agreement entered into in connection with the Concurrent Disposition;

(w) "**Danoil**" means Danoil Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(x) "**Danoil Notes**" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the merger with Danoil;

(y) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003, together with the notes thereto and the auditors' report thereon;

(iii) management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2003;

(iv) the unaudited comparative consolidated financial statements of the Trust and management's discussion and analysis of financial conditions and results of operations of the Trust as at and for the three-month period ended March 31, 2004;

(v) the Trust's Information Circular - Proxy Statement dated April 15, 2004 relating to the annual and special meeting of unitholders of the Trust held on May 19, 2004, excluding the sections entitled "Report on Executive Compensation", "Performance Chart" and "Corporate Governance";

(vi) the material change report of the Trust dated April 19, 2004 with respect to an offering of Units;

(vii) the historical audited financial statements of Post Energy Corporation (a predecessor of Acclaim Energy) contained in Appendix B to the short form prospectus of Ketch dated April 19, 2002;

(viii) the audited consolidated financial statements of Elk Point as at and for the year ended December 31, 2002 together with the notes thereto and the auditors' report thereon;

(ix) the audited consolidated financial statements of Elk Point as at and for the years ended December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Elk Point; and

(x) the prospectus of the Trust dated October 14, 2003, as to only: the statement of revenue and operating expenses of the NG Properties for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon as it relates to that financial information; the unaudited comparative statements of revenue and operating expenses of the NG Properties for the six months ended June 30, 2003; the statement of revenue and operating expenses of the Gilby/Willesden Green Properties for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon as it relates to that financial information; and the unaudited comparative statements of revenue and operating expenses of the Gilby/Willesden Green Properties for the six months ended June 30, 2003;

(z) "**Elk Point**" means Elk Point Resources Inc., a corporation incorporated under the CBCA, amalgamated with 3967336 Canada Inc. to form 4141377 Canada Inc. and continued into Alberta to become Acclaim Energy West;

(aa) "**Elk Point Arrangement**" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

(bb) "**Elk Point Financial Statements**" means the audited consolidated financial statements of Elk Point as at and for the year ended December 31, 2002 together with the notes thereto and the auditors' report thereon and the audited consolidated financial statements of Elk Point as at and for the years ended December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Elk Point;

(cc) "**Enerplus**" means Enerplus Commercial Trust, a wholly owned subsidiary of Enerplus Resources Fund;

(dd) "**Elk Point Notes**" means the 12% unsecured subordinated notes of Acclaim Energy West issued in connection with the Elk Point Arrangement;

(ee) "**Escrow Agent**" means Computershare Trust Company of Canada in its capacity as escrow agent pursuant to the Subscription Receipt Agreement;

(ff) "**Exchange**" means the Toronto Stock Exchange;

(gg) "**Gilby/Willesden Green Agreement**" means the agreement dated May 5, 2003 pursuant to which Acclaim Energy acquired the Gilby/Willesden Green Properties, a copy of which has been provided to Underwriters' counsel;

(hh) "**Gilby/Willesden Green Properties**" means the interests in oil and natural gas reserves and associated facilities located in the Gilby and Willesden Green areas of Alberta acquired by Acclaim Energy pursuant to the Gilby/Willesden Green Agreement;

(ii) "**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(jj) "**GLJ Report**" means the report prepared by GLJ evaluating, effective January 1, 2004, the crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at January 1, 2004;

(kk) "**Indenture**" means, collectively, the 11% Debenture Indenture and the supplemental indenture thereto to be dated the Closing Date between the Trust and the Trustee governing the terms of the Debentures;

(ll) "**Ketch**" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(mm) "**Ketch Financial Statements**" means the audited consolidated financial statements of Ketch as at and for the year ended December 31, 2001 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Ketch and the historical audited financial statements of Post Energy Corporation contained in Appendix B to the short form prospectus of Ketch dated April 19, 2002;

(nn) "**Ketch Notes**" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the acquisition of Ketch;

(oo) "**Material Agreements**" means, collectively, the Chevron Acquisition Agreements, Concurrent Disposition Agreement, Trust Indenture, 11% Debenture Indenture, Voting Trust Agreement, Administration Agreement and the Acclaim Notes;

(pp) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(qq) "**Nevis**" means Nevis Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(rr) "**Nevis Notes**" means the unsecured subordinated promissory notes of Acclaim Energy;

(ss) "**NG Agreement**" means the agreement dated June 23, 2003 pursuant to which Acclaim Energy acquired the NG Properties, a copy of which has been provided to Underwriters' counsel;

(tt) "**NG Properties**" means the interests in oil and natural gas reserves and associated facilities described in the press release of the Trust dated June 23, 2003 acquired by Acclaim Energy pursuant to the NG Agreement;

(uu) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(vv) "**NPI**" means the net profits interest, commencing October 1, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by Acclaim Energy after certain costs, expenditures and deductions;

(ww) "**Offered Receipts**" means, collectively, the Firm Receipts and the Option Receipts;

(xx) "**Offered Securities**" means collectively, the Offered Receipts and the Offered Debentures;

(yy) "**Paramount**" means Paramount Resources Ltd., the purchaser pursuant to the Concurrent Disposition, of certain of the petroleum and natural gas properties and related assets from Enerplus immediately following their acquisition from Chevron Canada;

(zz) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated May 27, 2004 and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(aaa) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(bbb) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ccc) "**Public Record**" means all information filed by or on behalf of the Trust and its predecessor entities including, without limitation, Danoil, Western Facilities Fund, Ketch and Elk Point, with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ddd) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

(eee) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(fff) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Securities pursuant to this agreement;

(ggg) "**Special Interest**" means an amount per Subscription Receipt equal to the amount per Unit of any cash distributions on the Units for which record dates have occurred during the period from the Closing Date to and including the date immediately preceding the date the Units are issued pursuant to the Subscription Receipts;

(hhh) "**Sproule**" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(iii) "**Sproule Report**" means the report prepared by Sproule dated May 12, 2004 evaluating, effective June 1, 2004, the crude oil, natural gas liquids and natural gas reserves attributable to the Chevron Properties;

(jjj) "**Subscription Receipt Agreement**" means the agreement to be dated the Closing Date and made between the Trust, the Underwriters and the Escrow Agent governing the terms and conditions of the Subscription Receipts;

(kkk) "**Subscription Receipts**" means the subscription receipts having the rights and entitlements set forth in this agreement and otherwise being as provided in the Subscription Receipt Agreement;

(lll) "**subsidiary**" has the meaning assigned thereto in the ABCA and, in respect of the Trust or Acclaim Energy includes Acclaim Energy West, 101001276 Saskatchewan Ltd., 960347

Alberta Inc., Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan, Acclaim Commercial Trust, Acclaim LP and Acclaim Processing Co. Ltd.;

(mmm) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(nnn) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(ooo) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(ppp) "**Trust Assets**" means, collectively, the NPI, the Acclaim Notes, common shares of Acclaim Energy and cash;

(qqq) "**Trust Indenture**" means the amended and restated trust indenture dated April 20, 2001, as amended May 31, 2003, pursuant to which the Trust is governed;

(rrr) "**Trust's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(sss) "**Trust's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(ttt) "**Trust Financial Statements**" means the unaudited comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2004, together with the notes thereto and the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003, together with the notes thereto and the auditors' report thereon;

(uuu) "**Underwriters' counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(vvv) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(www) "**Unitholders**" means the holders from time to time of Units;

(xxx) "**Units**" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(yyy) "**Voting Trust Agreement**" means the voting trust agreement dated April 20, 2001 between Computershare Trust Company of Canada, as trustee, and the Trust;

(zzz) "**Voting Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement; and

(aaaa) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces,

"**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

**2. Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Securities, the Trust agrees to pay the Underwriters: (a) at the Closing Time a fee of $0.30625 per Offered Receipt for each Offered Receipt purchased and $40.00 per Offered Debenture (being an aggregate amount of $6,751,562.50 or $8,007,187.50 if the Underwriters' Option is exercised in full; and (b) at the time of release of the funds held by the Escrow Agent to the Trust pursuant to the Subscription Receipt Agreement, if applicable, a fee of $0.30625 per Offered Receipt) purchased (being an aggregate amount of $3,751,562.50 or $5,007,187.50 if the Underwriters' Option is exercised in full), payable from the funds held by the Escrow Agent pursuant to the Subscription Receipt Agreement.

The foregoing fees set forth in subsection 2(a) above may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Underwriters. In the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the fee payable to the Underwriters pursuant to this section 2, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 10.

**3. Qualification for Sale**

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Securities.

(b) The Trust shall:

(i) not later than May 27, 2004, have:

(A) prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(B) obtained a preliminary MRRS decision document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than June 8, 2004 (or such later date as may be agreed to in writing by the Trust, Acclaim Energy and the Underwriters), have:

(A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iii) until the completion of the distribution of the Offered Securities, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution and to ensure the Units issuable pursuant to the Offered Receipts are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Securities, for distribution to the public in the Qualifying Provinces and to ensure the Units issuable pursuant to the Offered Receipts are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

**4. Delivery of Prospectus and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of each of the Trust, Ketch, Elk Point and Chevron Canada and have found such information and percentages to be in agreement, which comfort letter shall be based on each of the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by each of the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subsection 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same

is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Securities.

**5. Commercial Copies**

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

**6. Material Change**

(a) During the period of distribution of the Offered Securities, the Trust and Acclaim Energy will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Acclaim Energy, or their respective subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Acclaim Energy are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Acclaim Energy shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Securities, the Trust and Acclaim Energy shall promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Acclaim Energy or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Acclaim Energy of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Securities.

(c) The Trust and Acclaim Energy will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Trust and Acclaim Energy will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Acclaim Energy shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Securities, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Acclaim Energy;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or

information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust,

(iv) and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the Assets prepared by GLJ or any other independent engineer as soon as practicable following receipt thereof by the Trust or Acclaim Energy.

7. **Representations and Warranties of the Trust and Acclaim Energy**

(a) Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Acclaim Energy (and each of the Trust and Acclaim Energy hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(b) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Acclaim Energy and the Offered Securities;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Acclaim Energy or their subsidiaries.

(c) In addition to the representations and warranties contained in subsection (a) hereof, each of the Trust and Acclaim Energy jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Acclaim Energy and its subsidiaries has been duly incorporated, or in the case of the non-corporate subsidiaries formed, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, or formation as the case may be, and has all requisite authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Acclaim Energy and its subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) with the exception of Acclaim Energy West, 101001276 Saskatchewan Ltd. and 960347 Alberta Inc., neither the Trust nor Acclaim Energy has any subsidiaries (as defined in the ABCA), and neither the Trust nor Acclaim Energy is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) all of the issued and outstanding securities of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. and 960347 Alberta Inc. and equity and voting interests of the Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan, Acclaim Commercial Trust and Acclaim LP, are fully paid and non-assessable and (other than 675,039 exchangeable shares of Acclaim Energy) legally and beneficially owned by the Trust in the case of Acclaim Energy, Acclaim Commercial Trust and Acclaim LP and Acclaim Energy in the case of Acclaim Energy West, 101001276 Saskatchewan Ltd., 960347 Alberta Inc. and Acclaim Energy, and 101001276 Saskatchewan Ltd., 960347 Alberta Ltd. and Acclaim Resource Partnership, in the case of the other subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. or 960347 Alberta Inc. or interests in the other subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable

of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. or 960347 Alberta Inc. or interests in the other subsidiaries;

(vii) the Trust has full power and authority to issue the Offered Receipts, the Offered Debentures, the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures and to grant the Underwriters' Option and, at the Closing Date, the Offered Receipts, the Offered Debentures, the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Subscription Receipt Agreement, the Indenture and the Trust Indenture, as applicable, and, upon receipt of the purchase price therefor, the Offered Receipts and the Offered Debentures will be duly and validly issued as fully paid and non-assessable and upon issuance of the Units pursuant to the Offered Receipts and the Units issuable upon conversion of the Debentures in accordance with the Subscription Receipt Agreement, the Indenture and the Trust Indenture, as applicable, the Units will be duly issued as fully paid and non-assessable;

(viii) neither of the Trust nor Acclaim Energy is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement, the Subscription Receipt Agreement and the Indenture by the Trust and Acclaim Energy and the transactions contemplated hereby and thereby do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust or Acclaim Energy, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust or Acclaim Energy is a party or by which any of the Trust or Acclaim Energy is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust or Acclaim Energy, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole);

(ix) each of the Trust and Acclaim Energy has full trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement and the Indenture and to perform its obligations set out herein and therein and this agreement has been and, at the Closing Time, the Subscription Receipt Agreement and the Indenture will be duly authorized, executed and delivered by the Trust and Acclaim Energy and this agreement is and, at the Closing Time, the Subscription Receipt Agreement and the Indenture will be a legal, valid and binding obligation of the Trust and Acclaim Energy enforceable against the Trust and Acclaim Energy in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(x) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Acclaim Energy from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole) since December 31, 2003 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole) which have not been disclosed in the Prospectuses;

(xi) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Acclaim Energy as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Acclaim Energy as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xii) the Ketch Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Ketch as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Ketch as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) to the knowledge of the Trust and Acclaim Energy, after due inquiry, the Elk Point Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Elk Point as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Elk Point as at the dates thereof required to be disclosed by generally accepted accounting

principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) to the knowledge of the Trust and Acclaim Energy, after due enquiry, the audited schedule of revenues and expenses for the Gilby/Willesden Green Properties contained in the Prospectuses has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, has been prepared and presented in accordance with Applicable Securities Laws, and includes all adjustments necessary for a fair presentation;

(xv) to the knowledge of the Trust and Acclaim Energy, after due enquiry, the audited schedule of revenues and expenses for the NG Properties contained in the Prospectuses has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, has been prepared and presented in accordance with Applicable Securities Laws, and includes all adjustments necessary for a fair presentation;

(xvi) to the knowledge of the Trust and Acclaim Energy, after due enquiry, the audited schedule of revenues and expenses for the Chevron Properties contained in the Prospectuses has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, has been prepared and presented in accordance with Applicable Securities Laws, and includes all adjustments necessary for a fair presentation;

(xvii) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, the Gilby/Willesden Green Properties, the NG Properties and the Chevron Properties, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xviii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Acclaim Energy in connection with the sale and delivery of the Offered Securities, the Units issuable pursuant to the Offered Receipts or the Units issuable upon conversion of the Offered Debentures, except such as may be required under the Applicable Securities Laws;

(xix) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Acclaim Energy are aware) threatened against or affecting the Trust, Acclaim Energy or their subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Acclaim

Energy or which affects or may affect the distribution of the Offered Securities, the Units issuable pursuant to the Offered Receipts or the Units issuable upon conversion of the Offered Debentures;

(xx) each of the Trust, Acclaim Energy and their subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(xxi) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust and Acclaim Energy, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust nor Acclaim Energy is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xxii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxiii) the authorized capital of the Trust consists of an unlimited number of Units and an unlimited number of Special Voting Units of which 80,760,800 Units and one Special Voting Unit (776,227 votes) are issued and outstanding;

(xxiv) no person holds any securities convertible into or exchangeable for Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Units or Special Voting Units or other securities of the Trust except for: 675,039 Units (788,257 after adjustments for distributions) issuable on the exchange of exchangeable shares of Acclaim Energy; up to 226,890 Units issuable pursuant to other Unit compensation arrangements; up to 1,391,551 Units issuable on the conversion of 11% Debentures and up to 2,500,000 Units (plus adjustments for distributions) issuable pursuant to the Trust's Unit award incentive plan; and

(xxv) no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Acclaim Energy are aware) threatened;

(xxvi) Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Units, and at the Closing Date will be the duly appointed transfer agent of the Subscription Receipts, escrow agent under the Subscription Receipt Agreement, trustee under the Indenture, and at its principal office in the cities of Calgary and Toronto will be the duly appointed transfer agent of the Offered Debentures;

(xxvii) the minute books of the Trust, Acclaim Energy and their subsidiaries are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and Unitholders of the Trust, Acclaim Energy and their subsidiaries;

(xxviii) other than as provided for in this agreement, neither the Trust, Acclaim Energy nor any of their subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxix) the issued and outstanding Units are listed and posted for trading on the Exchange;

(xxx) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxxi) the definitive form of certificates for the Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxxii) the Trust and Acclaim Energy have made available to GLJ, prior to the issuance of the GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information does not contain any material misrepresentation. Neither the Trust nor Acclaim Energy has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to GLJ since the date that such information was so provided. Each of the Trust and Acclaim Energy believes that each of the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2004 based upon information available at the time such reserves information was prepared, and the Trust and Acclaim Energy believe that at the date of each such report, each report did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the

date of each such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxiii) neither the Trust nor Acclaim Energy is aware of any defects, failures or impairments in the title of Acclaim Energy or any of its subsidiaries to the Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Assets; (B) the current production volumes of Acclaim Energy on a consolidated basis; or (C) the current cash flow of Acclaim Energy;

(xxxiv) to the knowledge of the Trust and Acclaim Energy, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

(xxxv) each of the Trust and Acclaim Energy have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(xxxvi) each of the Trust and Acclaim Energy have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on either the Trust or Acclaim Energy;

(xxxvii) neither the Trust nor Acclaim Energy (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Trust nor Acclaim Energy (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance short of prosecution. There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or Acclaim Energy, nor has either the Trust or Acclaim Energy received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(xxxviii) Acclaim Energy has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Acclaim Energy to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxix) the attributes and characteristics of the Offered Receipts, Offered Debentures and Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xl) with such exceptions as are not material to the Trust and Acclaim Energy (taken as a whole), each of the Trust and Acclaim Energy has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Acclaim Energy and to the best of the knowledge, information and belief of the Trust and Acclaim Energy there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Acclaim Energy in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xli) the representations and warranties of Acclaim LP and Acclaim Processing Co. Ltd. in the Chevron Acquisition Agreements and the Concurrent Disposition Agreement, true copies of which have been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Acclaim Energy;

(xlii) neither the Trust nor Acclaim Energy has any reason to believe that the representations and warranties of Chevron Canada in the Chevron Acquisition Agreements and of Paramount in the Concurrent Disposition Agreement are not true and correct as of the date hereof or that Chevron Canada or Paramount, as the case may be, is in breach of any covenants of Chevron Canada or Paramount, as the case may be, in the Chevron Acquisition Agreements or the Concurrent Disposition Agreement, as applicable, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or results of operations of the Chevron Properties, the Trust or Acclaim Energy;

(xliii) to the knowledge of the Trust and Acclaim Energy, no event has occurred or condition exists which will prevent the Chevron Acquisition from being completed prior to 5:00 p.m. (Calgary time) on June 30, 2004;

(xliv) neither the Trust nor Acclaim Energy has any knowledge of a material adverse change in any reserves information contained in the Sproule Report and the Trust and Acclaim Energy believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the Chevron Properties as at June 1, 2004 (or as of the date hereof, except as may be attributable to production since the

date of such report) based upon information available at the time such information was prepared;

(xlv) neither the Trust nor Acclaim Energy is aware of any defects, failures or impairments in the title of Chevron Canada or any of its subsidiaries to the Chevron Properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Chevron Properties; (B) the current production volumes of the Chevron Properties; or (C) the current cash flow of the Chevron Properties; and

(xlvi) the Trust shall pay on the Units issued upon exercise of the Firm Receipts and the Option Receipts, if applicable, the Special Interest.

**8. Indemnity**

(a) Each of the Trust and Acclaim Energy, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Securities or the Units issuable pursuant to the Offered Receipts imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities or the Units issuable pursuant to the Offered Receipts; or

(v) any breach of, default under or non-compliance by the Trust or Acclaim Energy with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Acclaim Energy hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Acclaim Energy (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or the Units issuable pursuant to the Offered Receipts or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the Offered Securities or the Units issuable pursuant to the Offered Receipts and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees

under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

**9. Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Securities; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by

the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

**10. Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, the Subscription Receipt Agreement, the Indenture, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction. Notwithstanding the foregoing, the fees and disbursements of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided that if the purchase and sale of the Offered Securities is not completed (other than as a result of a default by the Underwriters hereunder), the Trust shall reimburse the Underwriters in respect of such fees, disbursements and expenses, to the extent they are reasonable.

**11. Termination**

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Acclaim Energy or prohibiting or restricting the distribution of any of the Offered Securities or the Units issuable pursuant to the Offered Receipts, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened; which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to adversely affect the trading in or the distribution of the Offered Securities or the Units issuable pursuant to the Offered Receipts or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Units or other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of Acclaim Energy, or in the business, operations, capital or condition (financial or otherwise), business prospects, properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Acclaim Energy which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Receipts, the Offered Debentures or the Units issuable pursuant to the Offered Receipts or the investment quality or marketability of the Offered Receipts, the Offered Debentures or the Units issuable pursuant to the Offered Receipts;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust or Acclaim Energy;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Acclaim Energy or any of their subsidiaries (taken as a whole) which had not been publicly disclosed in writing to the Underwriters at or prior to the date hereof; or

(vi) the Trust or Acclaim Energy shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 notwithstanding any material change, change, event

or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust or Acclaim Energy under section 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Acclaim Energy, the liability of the Trust or Acclaim Energy hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10.

**12. Closing Documents**

The obligations of the Underwriters hereunder, as to the Offered Securities to be purchased at the Closing Time shall be conditional upon all representations and warranties and other statements of the Trust and Acclaim Energy herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Acclaim Energy having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed, the Underwriters due diligence review not revealing any material adverse information or fact which is not currently generally known to the public which would, in the Underwriters' reasonable opinion, seriously adversely affect the value or market price of the Units or the investment quality or marketability of the Units and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust and Acclaim Energy and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Acclaim Energy and Acclaim Energy West has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and

is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and beneficial holder of all issued and outstanding shares of Acclaim Energy (other than 776,227 exchangeable shares of Acclaim Energy), all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) Acclaim Energy is the registered and beneficial holder of all issued and outstanding shares of Acclaim Energy West, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(vi) each of the Trust and Acclaim Energy has all necessary trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement and the Indenture and to perform its obligations set out herein and therein, and each of this agreement, the Subscription Receipt Agreement and the Indenture has been duly authorized, executed and delivered by the Trust and Acclaim Energy, respectively, and constitutes a legal, valid and binding obligation of each of the Trust and Acclaim Energy enforceable against the Trust and Acclaim Energy in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(vii) the execution and delivery of this agreement, the Subscription Receipt Agreement and the Indenture and the fulfilment of the terms hereof and thereof by each of the Trust and Acclaim Energy, and the performance of and compliance with the terms of each of this agreement, the Subscription Receipt Agreement and the Indenture by the Trust and Acclaim Energy does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the Unitholders or the directors or shareholders of the Trust or Acclaim Energy, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Acclaim Energy is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

(viii) the forms of the definitive certificate representing the Offered Receipts, Offered Debentures and Units have been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(ix) the Offered Receipts and the Offered Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable Subscription Receipts and Debentures, respectively, of the Trust;

(x) the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures will, upon issuance in accordance with the terms of the Subscription Receipt Agreement, the Indenture and the Trust

Indenture, as applicable, be issued as fully paid and non-assessable Units of the Trust;

(xi) the Trust and the attributes of the Offered Receipts, Offered Debentures and Units conform in all material respects with the description thereof contained in the Prospectuses;

(xii) the Offered Receipts, Offered Debentures and Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(xiii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Securities for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xiv) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xv) each of the Trust and Acclaim Energy have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Acclaim Energy to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvi) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Securities;

(xvii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Securities to purchasers in the Province of Québec;

(xviii) the Offered Receipts, the Offered Debentures, the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

(xix) the authorized and issued capital of the Trust;

(xx) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Units, the Offered Receipts and the Offered Debentures;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Securities and the Units as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Acclaim Energy, the transfer agent and the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Acclaim Energy and the Units, including the issuance of the Offered Securities;

(b) a certificate of each of the Trust and Acclaim Energy dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust and Acclaim Energy by the Chief Executive Officer and Chief Operating Officer of Acclaim Energy or such other officers or directors of Acclaim Energy satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Acclaim Energy has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time, as applicable;

(ii) the representations and warranties of the Trust and Acclaim Energy set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in subsection 11(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's, Ketch's, Elk Point's and Chevron Canada's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Receipts, the Offered Debentures, the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date and shall be posted for trading as at the opening of business on the Closing Date;

(e) evidence satisfactory to the Underwriters that the Special Interest, if any, will be paid on the Units issuable pursuant to the Firm Receipts and the Option Receipts, if applicable;

(f) evidence satisfactory to the Underwriters that the Chevron Acquisition Agreements have not been terminated and that no event has occurred or condition exists which will

prevent the Chevron Acquisition from being completed prior to 5:00 p.m. (Calgary time) on August 31, 2004 substantially and in all material respects as contemplated in the Chevron Acquisition Agreements, and as such agreements are described in the Prospectus; and

(g) such other certificates and documents as the Underwriters may request, acting reasonably.

**13. Deliveries**

The sale of the Firm Receipts, Offered Debentures and Option Receipts, if applicable, shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver (A) to the Trust the amount of $75,000,000 by wire transfer, in respect of the Offered Debentures; and (B) to the Escrow Agent, on behalf of the Trust, the amount of $150,062,500, in respect of the Firm Receipts, and $12.25 in respect of each Option Receipt as to which the Underwriters' Option shall have been exercised ($200,287,500 if the Underwriters' Option is exercised in full), by wire transfer, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Firm Receipts, Offered Debentures and Option Receipts, if applicable, registered in the name of BMO Nesbitt Burns Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to BMO Nesbitt Burns Inc. representing the fee provided for in section 2(a) in respect of the Firm Receipts and Offered Debentures;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Offered Receipts and Offered Debentures referred to above and the amount referred to in (iii) above.

**14. Restrictions on Offerings**

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Units, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the prior consent of BMO Nesbitt Burns Inc., TD Securities Inc. and CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Trust from granting options pursuant to the Trust's option plan described in the Prospectus, issuing Units pursuant to options to purchase Units outstanding under such plan on the date hereof, issuing Units pursuant to the Trust's distribution reinvestment plan, issuing Units pursuant to the conversion of exchangeable shares of Acclaim Energy, issuing Units pursuant to other Unit compensation arrangements, or issuing Units on the conversion of 11% Debentures, in each case subject to the limitations, if any, in section 7(c)(xxiv).

## 15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Acclaim Energy, be addressed to Acclaim Energy, c/o Paul Charron, at the above address, Fax No. (403) 262-6977 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: William S. Maslechko
Fax No.: (403) 260-0337

and, in the case of notice to be given to the Underwriters, be addressed to:

BMO Nesbitt Burns Inc.
1400, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Jason J. Zabinsky
Fax No.: (403) 515-1525

TD Securities Inc.
800 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Gregory B. Saksida
Fax No.: (403) 292-2776

CIBC World Markets Inc.
900, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian D. Heald
Fax No.: (403) 260-0524

National Bank Financial Inc.
Suite 2802, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: David M. Vetters
Fax No.: (403) 265-0543

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Mark Herman
Fax No.: (403) 298-4099

RBC Dominion Securities Inc.

7th Floor, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Craig E. Kelly
Fax No.: (403) 299-6900

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: John S. Chambers
Fax No.: (403) 262-0688

Canaccord Capital Corporation
400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl B. Staddon
Fax No.: (403) 508-3866

Raymond James Ltd.
2500, 707 - 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention: Edward J. Bereznicki
Fax No.: (403) 509-0535

Desjardins Securities Inc.
145 King Street West, Suite 2750
Toronto, Ontario M5H 1J8

Attention: Jake A. Herman
Fax No.: (416) 599-5172

Dundee Securities Corporation
3600, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Ali A. Bhojani
Fax No.: (403) 264-6331

and a copy to:

Stikeman Elliott LLP
4300 Bankers Hall
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Christopher Nixon
Fax No.: (403) 266-9017

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on

that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

**16. Conditions**

All terms, covenants and conditions of this agreement to be performed by the Trust and Acclaim Energy shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

**17. Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Securities, the termination of this agreement and the distribution of the Offered Securities pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

**18. Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Securities set forth opposite their names set forth in this section 18; and

(b) if one or more of the Underwriters does not purchase its applicable percentage of the total number of Offered Securities and the percentage of the total number of Offered Securities which one or more of the Underwriters has not purchased exceeds five (5%) percent of the total number of Offered Securities that the Underwriters have agreed to purchase, each of the other Underwriters who shall be willing and able to purchase its own applicable percentage of the total number of Offered Securities shall be relieved of its obligations hereunder on submission to the Trust of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 18, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Offered Securities shall have the right, but not the obligation, to purchase the total number of Offered Securities.

The applicable percentage of the total number of Offered Securities which each of the Underwriters shall be separately obligated to purchase is as follows:

| | |
|---|---|
| BMO Nesbitt Burns Inc. | 20.0% |
| TD Securities Inc. | 20.0% |
| CIBC World Markets Inc. | 20.0% |
| National Bank Financial Inc. | 10.0% |
| Scotia Capital Inc. | 10.0% |
| RBC Dominion Securities Inc. | 8.0% |
| FirstEnergy Capital Corp. | 5.0% |
| Canaccord Capital Corporation | 2.5% |
| Raymond James Ltd. | 2.5% |
| Desjardins Securities Inc. | 1.0% |
| Dundee Securities Corporation | 1.0% |
| | 100.0% |

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Receipts and Offered Debentures or shall relieve any Underwriter in default from liability to the Trust, Acclaim Energy or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Acclaim Energy of their obligations under this agreement, there shall be no further liability on the part of the Trust or Acclaim Energy to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under section 8, 9 or 10.

**19. Authority to Bind Underwriters**

The Trust and Acclaim Energy shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc., TD Securities Inc. and CIBC World Markets Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, BMO Nesbitt Burns Inc., TD Securities Inc. and CIBC World Markets Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

**20. Underwriters Covenants**

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

(i) conduct activities in connection with the proposed offer and sale of the Offered Securities in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities;

(ii) not solicit subscriptions for the Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Qualifying Provinces or, subject to subsection 20(a)(v), in other jurisdictions outside of Canada; and

(iii) as soon as reasonably practicable after the Closing Date provide the Trust with a breakdown of the number of Offered Securities sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Securities, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(iv) For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Securities may be lawfully offered for sale and sold in the Qualifying Provinces if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or Acclaim Energy, of any circumstances that would legally prohibit such distribution.

(v) The Underwriters shall be entitled to offer the Offered Securities to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule, shall be deemed to be incorporated by reference into this agreement.

(vi) No Underwriter will be liable to the Trust under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

**21. Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

**22. Relationship Between the Trust, Acclaim Energy and the Underwriters**

The Trust and Acclaim Energy: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Acclaim Energy nor otherwise fiduciaries of the Trust or Acclaim Energy; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

**23. Stabilization**

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Receipts, Offered Debentures and Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

**24. Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust and Acclaim Energy and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

**25. Time of the Essence**

Time shall be of the essence of this agreement.

Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Computershare Trust Company of Canada, as transfer agent or trustee, as applicable, for the Subscription Receipts, Debentures and Trust Units, in the form attached hereto as Exhibit A (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(F) it understands and acknowledges that certificates representing any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ACCLAIM ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) (2) OR (D) ABOVE, A LEGAL

**26. Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

**27. Contractual Obligations of Trust**

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

**28. Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

**29. Use of Proceeds**

Each of Acclaim Energy and the Trust hereby covenant and agree to use the net proceeds of the sale of the Units hereunder in accordance with the disclosure in the Prospectus.

**30. Distributions**

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.1625 per Unit which is payable on June 19, 2004 to Unitholders of record on May 31, 2004 and if the Closing Date is extended to June 30, 2004, the anticipated regular monthly distribution of $0.1625 per Unit which will be payable on or about July 19, 2004 to Unitholders of record on June 30, 2004.

**31. Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Acclaim Energy.

*Remainder of page intentionally left blank*

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to BMO Nesbitt Burns Inc.

**BMO NESBITT BURNS INC.**

By: *"Shane C. Fildes"*

**TD SECURITIES INC.**

By: *"Gregory B. Saksida"*

**CIBC WORLD MARKETS INC.**

By: *"T. Timothy Kitchen"*

**NATIONAL BANK FINANCIAL INC.**

By: *"David M. Vetters"*

**SCOTIA CAPITAL INC.**

By: *"Mark Herman"*

**RBC DOMINION SECURITIES INC.**

By: *"Craig E. Kelly"*

**FIRSTENERGY CAPITAL CORP.**

By: *"John S. Chambers"*

**CANACCORD CAPITAL CORPORATION**

By: *"Karl B. Staddon"*

*(Executions continued on Page 41)*

**RAYMOND JAMES LTD.**

By: *"Edward J. Bereznicki"*

**DESJARDINS SECURITIES INC.**

By: *"Jake A. Herman"*

**DUNDEE SECURITIES CORPORATION**

By: *"Ali A. Bhojani"*

ACCEPTED AND AGREED to as of the 25th day of May, 2004.

**ACCLAIM ENERGY TRUST**, by Acclaim Energy Inc.

By: ***"J. Paul Charron"***

By: ***"David J. Broshko"***

**ACCLAIM ENERGY INC.**

By: ***"J. Paul Charron"***

By: ***"David J. Broshko"***

## SCHEDULE "A"

## TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

*This is Schedule "A" to the Underwriting Agreement among BMO Nesbitt Burns Inc., TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc., Dundee Securities Corporation, Acclaim Energy Trust and Acclaim Energy Inc. made as of May 25, 2004.*

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities or the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures.

Each Underwriter represents and agrees to and with the Trust that:

1. It acknowledges that the Offered Securities, the Units issuable pursuant to the Offered Receipts and the Units issuable upon conversion of the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

3. All offers and sales of Offered Securities in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4. Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Securities shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Securities by the Underwriter or its U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Securities will be deemed to have represented and agreed as provided in paragraphs 7(A) through (G) below (to the extent such representations are applicable to the purchaser concerned).

6. All purchasers of the Offered Securities in the United States shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the "U.S. Memorandum") including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Securities the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

"The Subscription Receipts/Debentures and the Trust Units issuable pursuant thereto/upon conversion thereof have not been and will not be registered under the U.S. Securities Act or any state securities law and may not be offered or sold in the United States, except that Trust Units may be offered and sold to Qualified Institutional Buyers under the U.S. Securities Act (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Each purchaser of Subscription Receipts/Debentures is hereby notified that the offer and sale of Subscription Receipts/Debentures to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

Each U.S. purchaser will, by its purchase of such Subscription Receipts or Debentures, as applicable, be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(A) it is authorized to consummate the purchase of the Subscription Receipts or Debentures, as applicable;

(B) it understands and acknowledges that the Subscription Receipts, Debentures and Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the offer and sale of Subscription Receipts or Debentures, as applicable to it are being made in reliance upon Rule 144A;

(C) it is a Qualified Institutional Buyer and is acquiring the Subscription Receipts or Debentures, as applicable, for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, in violation of United States federal or state securities laws;

(D) it acknowledges that it has not purchased the Subscription Receipts or Debentures, as applicable, as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(E) it understands and acknowledges that the Subscription Receipts, Debentures and Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Subscription Receipts, Debentures or

Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Computershare Trust Company of Canada, as transfer agent or trustee, as applicable, for the Subscription Receipts, Debentures and Trust Units, in the form attached hereto as Exhibit A (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(F) it understands and acknowledges that certificates representing any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ACCLAIM ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) (2) OR (D) ABOVE, A LEGAL

OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.".

If any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar, transfer agent and trustee, as applicable, in the form attached hereto as Exhibit A (or as the Trust may prescribe from time to time).

If any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, are being sold under Rule 144, the legend may be removed by delivering to Computershare Trust Company of Canada an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(G) it understands and acknowledges that the Trust is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, in the United States;

(H) it acknowledges that it has received a copy of the U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Offered Securities and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Offered Securities;

(I) it understands and acknowledges that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Units are resold by it or at any other time, be a foreign issuer, and (iii) may

engage in one or more transactions which could cause the Trust not to be a foreign issuer; and

(J) it consents to the Trust making a notation on its records or giving instructions to any transfer agent or trustee of the Subscription Receipts, Debentures or Trust Units, as applicable, in order to implement the restrictions on transfer set forth and described herein; and.

(K) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Securities."

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8. Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, the Underwriters, together with their U.S. affiliates selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof; (b) the Trust is not now and as a result of the sale of Offered Securities contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Trust; any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Securities in the United States; and (d) the Offered Securities and the Trust Units are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Securities or Trust Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, or to any prospective purchaser of such Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof, as

applicable, designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

# EXHIBIT A

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

**TO:** Computershare Trust Company of Canada
as registrar, transfer agent and trustee
for Subscription Receipts, Debentures and Trust Units of
Acclaim Energy Trust

The undersigned (a) acknowledges that the sale of the securities of Acclaim Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________ By: ______________________

Name:

Title:

# EXHIBIT B
## UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of subscription receipts and 8% convertible extendible subordinated debentures (collectively, the "**Securities**") of Acclaim Energy Trust (the "**Trust**") pursuant to the Underwriting Agreement dated May 25, 2004 among the Trust, Acclaim Energy Inc. and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(i) ● is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. On the date hereof, and all offers and sales of the Securities in the United States will be effected by ● in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated ●, 2004 for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**")) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _________ day of__________, 2004.

| ● | ● |
|---|---|
| By: ____________________ | By: ____________________ |
| Name: | Name: |
| Title: | Title: |
| ● | ● |
| By: ____________________ | By: ____________________ |
| Name: | Name: |
| Title: | Title: |

## UNDERWRITING AGREEMENT

March 29, 2004

Acclaim Energy Trust
Acclaim Energy Inc.
1800, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

**Attention:** **Mr. Paul Charron, President and Chief Executive Officer**

Dear Sirs:

**Re: Offering of Units of Acclaim Energy Trust**

CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation (the "**Underwriters**") understand that Acclaim Energy Trust (the "**Trust**") proposes to issue and sell 4,500,000 Units (as herein defined) (the "**Firm Units**").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Units at the Closing Time (as herein defined) in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units at the purchase price of $12.00 per Unit.

The Trust hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase from the Trust, at the Underwriters' election, up to 675,000 additional Units (the "**Over-Allotment Units**") exercisable at any time prior to 30 days following the Closing Time for the purpose of covering over-allotments, if any, and for market stabilization purposes. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18, and the Trust hereby agrees to issue and sell such number of Over-Allotment Units to the Underwriters at the purchase price of $12.00 per Unit.

### 1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acclaim Energy**" means Acclaim Energy Inc., the corporation resulting from the amalgamation of Danoil and Nevis under the ABCA;

(c) "**Acclaim Energy West**" means Acclaim Energy West Inc., a corporation continued under the ABCA;

(d) "**Acclaim Notes**" means, collectively, the Elk Point Notes, the Ketch Notes, the Danoil Notes and the Nevis Notes;

(e) "**Administration Agreement**" means the administration agreement dated April 20, 2001 between Acclaim Energy and the Trust, pursuant to which Acclaim Energy provides administration services to the Trust;

(f) "**Additional Closing Date**" and "**Additional Closing Time**" have the meanings ascribed thereto in subsection 13(a)(v);

(g) "**AIF**" means the renewal annual information form of the Trust dated May 7, 2003;

(h) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(i) "**ASC**" means the Alberta Securities Commission;

(j) "**Assets**" means the interests in oil and natural gas reserves and associated facilities of Acclaim Energy and its subsidiaries as described in the Prospectuses;

(k) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(l) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(m) "**Closing Date**" means April 19, 2004 or such other date as may be agreed to by the Underwriters and the Trust, but in any event, prior to April 30, 2004;

(n) "**Closing Time**" means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(o) "**Danoil**" means Danoil Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(p) "**Danoil Notes**" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the merger with Danoil;

(q) "**Debentures**" means the 11% convertible extendible unsecured subordinated debentures of the Trust;

(r) "**Debenture Indenture**" means the trust indenture dated December 17, 2002 among the Trust, Acclaim Energy and Computershare Trust Company of Canada governing the terms and conditions of the Debentures;

(s) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) management's discussion and analysis of the financial condition and results of operations for the year ended December 31, 2003;

(iii) the Trust's statement of reserve data and other oil and gas information dated March 18, 2004, and the accompanying report on reserves data by independent qualified reserves evaluator and report of management and directors on oil and gas disclosure;

(iv) the information circular - proxy statement of the Trust dated April 17, 2003 relating to the annual and special meeting of unitholders of the Trust held on May 29, 2003, excluding the sections entitled "Report on Executive Compensation", "Performance Chart" and "Corporate Governance";

(v) the material change report of the Trust dated January 28, 2003 with respect to the Elk Point Arrangement;

(vi) the material change report of the Trust dated May 27, 2003 with respect to an offering of Units;

(vii) the material change report of the Trust dated July 22, 2003 with respect to an offering of Units;

(viii) the material change report of the Trust dated October 27, 2003 with respect to an offering of Units;

(ix) the historical audited financial statements of Post Energy Corporation (a predecessor of Acclaim Energy) contained in Appendix B to the short form prospectus of Ketch dated April 19, 2002;

(x) the audited consolidated financial statements of Elk Point as at and for the year ended December 31, 2002 together with the notes thereto and the auditors' report thereon;

(xi) the audited consolidated financial statements of Elk Point as at and for the years ended December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Elk Point; and

(xii) the prospectus of the Trust dated October 14, 2003, as to only: the statement of revenue and operating expenses of the NG Properties for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon as it relates to that financial information; the unaudited comparative statements of revenue and operating expenses of the NG Properties for the six months ended June 30, 2003; the statement of revenue and operating expenses of the Gilby/Willesden Green Properties for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon as it relates to that financial information; and the unaudited comparative statements of revenue and operating

expenses of the Gilby/Willesden Green Properties for the six months ended June 30, 2003;

(t) "**Elk Point**" means Elk Point Resources Inc., a corporation incorporated under the CBCA, amalgamated with 3967336 Canada Inc. to form 4141377 Canada Inc. and continued into Alberta to become Acclaim Energy West;

(u) "**Elk Point Arrangement**" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

(v) "**Elk Point Financial Statements**" means the audited consolidated financial statements of Elk Point as at and for the year ended December 31, 2002 together with the notes thereto and the auditors' report thereon and the audited consolidated financial statements of Elk Point as at and for the years ended December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Elk Point;

(w) "**Elk Point Notes**" means the 12% unsecured subordinated notes of Acclaim Energy West issued in connection with the Elk Point Arrangement;

(x) "**Exchange**" means the Toronto Stock Exchange;

(y) "**Gilby/Willesden Green Agreement**" means the agreement dated May 5, 2003 pursuant to which Acclaim Energy acquired the Gilby/Willesden Green Properties, a copy of which has been provided to Underwriters' counsel;

(z) "**Gilby/Willesden Green Properties**" means the interests in oil and natural gas reserves and associated facilities located in the Glby and Willesden Green areas of Alberta acquired by Acclaim Energy pursuant to the Gilby/Willesden Green Agreement;

(aa) "**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(bb) "**GLJ Report**" means the report prepared by GLJ evaluating, effective January 1, 2004, the crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at January 1, 2004;

(cc) "**Ketch**" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(dd) "**Ketch Financial Statements**" means the audited consolidated financial statements of Ketch as at and for the year ended December 31, 2001 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Ketch and

the historical audited financial statements of Post Energy Corporation contained in Appendix B to the short form prospectus of Ketch dated April 19, 2002;

(ee) "**Ketch Notes**" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the acquisition of Ketch;

(ff) "**Material Agreements**" means, collectively, the Trust Indenture, Debenture Indenture, Voting Trust Agreement, Administration Agreement and the Acclaim Notes;

(gg) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(hh) "**Nevis**" means Nevis Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

(ii) "**Nevis Notes**" means the unsecured subordinated promissory notes of Acclaim Energy;

(jj) "**NG Agreement**" means the agreement dated June 23, 2003 pursuant to which Acclaim Energy acquired the NG Properties, a copy of which has been provided to Underwriters' counsel;

(kk) "**NG Properties**" means the interests in oil and natural gas reserves and associated facilities described in the press release of the Trust dated June 23, 2003 acquired by Acclaim Energy pursuant to the NG Agreement;

(ll) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(mm) "**NPI**" means the net profits interest, commencing October 1, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by Acclaim Energy after certain costs, expenditures and deductions;

(nn) "**Offered Units**" means, collectively, the Firm Units and the Over-Allotment Units;

(oo) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated March 31, 2004 and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(pp) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference therein;

(qq) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(rr) "**Public Record**" means all information filed by or on behalf of the Trust and its predecessor entities including, without limitation, Danoil, Western Facilities Fund, Ketch and Elk Point, with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ss) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

(tt) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(uu) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

(vv) "**subsidiary**" has the meaning assigned thereto in the ABCA and, in respect of the Trust or Acclaim Energy includes Acclaim Energy West, 101001276 Saskatchewan Ltd., 960347 Alberta Inc., Acclaim Resource Partnership, Acclaim Energy Partnership and Acclaim Saskatchewan;

(ww) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(xx) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(yy) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(zz) "**Trust Assets**" means, collectively, the NPI, the Acclaim Notes, common shares of Acclaim Energy and cash;

(aaa) "**Trust Indenture**" means the amended and restated trust indenture dated April 20, 2001, as amended May 31, 2003, pursuant to which the Trust is governed;

(bbb) "**Trust's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(ccc) "**Trust's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(ddd) "**Trust Financial Statements**" means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003, together with the notes thereto and the auditors' report thereon;

(eee) "**Underwriters' counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint;

(fff) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ggg) "**Unitholders**" means the holders from time to time of Units;

(hhh) "**Units**" means trust units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(iii) "**Voting Trust Agreement**" means the voting trust agreement dated April 20, 2001 between Computershare Trust Company of Canada, as trustee, and the Trust; and

(jjj) "**Voting Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement;

(kkk) and "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

**2. Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Units, the Trust agrees to pay the Underwriters: (a) at the Closing Time a fee of $0.60 per Offered Unit for each Offered Unit purchased (being an aggregate amount of $2,700,000 in respect of the Firm Units); and (b) at the Additional Closing Time a fee of $0.60 per Over-Allotment Unit purchased (being an aggregate amount of $405,000 in respect of the Over-Allotment Units, if the Over-Allotment Option is exercised in full).

The foregoing fees (the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Units and withheld for the account of the Underwriters. In the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 10.

**3. Qualification for Sale**

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Units.

(b) The Trust shall:

(i) not later than March 31, 2004, have:

(ii) prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(iii) obtained a preliminary MRRS decision document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iv) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than April 13, 2004 (or such later date as may be agreed to in writing by the Trust, Acclaim Energy and the Underwriters), have:

(v) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(vi) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(vii) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Units, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units for distribution to the public in the Qualifying Provinces.

**4. Delivery of Prospectus and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's, Ketch's and Elk Point's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of each of the Trust, Ketch and Elk Point and have found such information and percentages to be in agreement, which comfort letter shall be based on each of the Trust's, Ketch's and Elk Point's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by each of the Trust's, Ketch's and Elk Point's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's, Ketch's and Elk Point's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to

the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subsection 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of he information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Units.

**5. Commercial Copies**

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

**6. Material Change**

(a) During the period of distribution of the Offered Units, the Trust and Acclaim Energy will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Acclaim Energy, or their respective subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Acclaim Energy are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Acclaim Energy shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Units, the Trust and Acclaim Energy shall promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Acclaim Energy or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Acclaim Energy of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(iv) The Trust and Acclaim Energy will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Trust and Acclaim Energy will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Acclaim Energy shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be

unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(c) During the period of distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Acclaim Energy;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust,

(iv) and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the crude oil, natural gas liquids and natural gas reserves, or value, attributable to the Assets prepared by GLJ or any other independent engineer as soon as practicable following receipt thereof by the Trust or Acclaim Energy.

**7. Representations and Warranties of the Trust and Acclaim Energy**

(a) Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Acclaim Energy (and each of the Trust and Acclaim Energy hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(b) all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Acclaim Energy and the Offered Units;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Acclaim Energy or their subsidiaries.

(c) In addition to the representations and warranties contained in subsection (a) hereof, each of the Trust and Acclaim Energy jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Acclaim Energy and its subsidiaries has been duly incorporated, or in the case of the non-corporate subsidiaries formed, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, or formation as the case may be, and has all requisite authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Acclaim Energy and its subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) with the exception of Acclaim Energy West, 101001276 Saskatchewan Ltd. and 960347 Alberta Inc., neither the Trust nor Acclaim Energy has any subsidiaries (as defined in the ABCA), and neither the Trust nor Acclaim Energy is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit

trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) all of the issued and outstanding securities of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. and 960347 Alberta Inc. and equity and voting interests of the Acclaim Resource Partnership, Acclaim Energy Partnership and Acclaim Saskatchewan, are fully paid and non-assessable and (other than 675,039 exchangeable shares of Acclaim Energy) legally and beneficially owned by the Trust in the case of Acclaim Energy, Acclaim Energy in the case of Acclaim Energy West, 101001276 Saskatchewan Ltd., 960347 Alberta Inc. and Acclaim Energy and 101001276 Saskatchewan Ltd., 960347 Alberta Ltd. and Acclaim Resource Partnership, in the case of the other subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. or 960347 Alberta Inc. or interests in the other subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Acclaim Energy, Acclaim Energy West, 101001276 Saskatchewan Ltd. or 960347 Alberta Inc. or interests in the other subsidiaries;

(vii) the Trust has full power and authority to issue the Firm Units and the Over-Allotment Units and to grant the Over-Allotment Option and, at the Closing Date, the Firm Units and, at the Additional Closing Date, the Over-Allotment Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

(viii) neither of the Trust nor Acclaim Energy is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust and Acclaim Energy and the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust or Acclaim Energy, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust or Acclaim Energy is a party or by which any of the Trust or Acclaim Energy is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust or Acclaim Energy, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole);

(ix) each of the Trust and Acclaim Energy has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein

and this agreement has been duly authorized, executed and delivered by the Trust and Acclaim Energy and this agreement is a legal, valid and binding obligation of the Trust and Acclaim Energy enforceable against the Trust and Acclaim Energy in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(x) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Acclaim Energy from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole) since December 31, 2003 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Acclaim Energy and their subsidiaries (taken as a whole) which have not been disclosed in the Prospectuses;

(xi) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Acclaim Energy as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Acclaim Energy as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xii) the Ketch Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Ketch as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Ketch as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) to the knowledge of the Trust, after due inquiry, the Elk Point Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Elk Point as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute,

accrued, contingent or otherwise) of Elk Point as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) to the knowledge of the Trust and Acclaim Energy, after due enquiry, the audited schedule of revenues and expenses for the Gilby/Willesden Green Properties contained in the Prospectuses has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, has been prepared and presented in accordance with Applicable Securities Laws, and includes all adjustments necessary for a fair presentation;

(xv) to the knowledge of the Trust and Acclaim Energy, after due enquiry, the audited schedule of revenues and expenses for the NG Properties contained in the Prospectuses has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, has been prepared and presented in accordance with Applicable Securities Laws, and includes all adjustments necessary for a fair presentation;

(xvi) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, the Gilby/Willesden Green Properties and the NG Properties, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xvii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Acclaim Energy in connection with the sale and delivery of the Offered Units hereunder, except such as may be required under the Applicable Securities Laws;

(xviii) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Acclaim Energy are aware) threatened against or affecting the Trust, Acclaim Energy or their subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Acclaim Energy or which affects or may affect the distribution of the Offered Units;

(xix) each of the Trust, Acclaim Energy and their subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without

limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(xx) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust and Acclaim Energy, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust nor Acclaim Energy is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xxi) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxii) the authorized capital of the Trust consists of an unlimited number of Units and an unlimited number of Special Voting Units of which 75,108,792 Units and one Special Voting Unit (776,227 votes) are issued and outstanding at March 26, 2004;

(xxiii) no person holds any securities convertible into or exchangeable for Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for he acquisition of any unissued Units or Special Voting Units or other securities of the Trust except for at March 26, 2004: 4,588,000 Units issuable on exercise of options granted to directors, officers and employees of Acclaim Energy pursuant to the Trust's trust unit option plan; 675,039 Units (770,793 after adjustments for distributions) issuable on the exchange of exchangeable shares of Acclaim Energy; up to 250,790 Units issuable pursuant to other Unit compensation arrangements; up to 1,809,595 Units issuable on the conversion of Debentures and up to 2,800,000 Units (plus adjustments for distributions) issuable pursuant to the Trust's Unit award incentive plan; and

(xxiv) no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Acclaim Energy are aware) threatened;

(xxv) Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Units;

(xxvi) the minute books of the Trust, Acclaim Energy and their subsidiaries are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and Unitholders of the Trust, Acclaim Energy and their subsidiaries;

(xxvii) other than as provided for in this agreement, neither the Trust, Acclaim Energy nor any of their subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxviii) the issued and outstanding Units are listed and posted for trading on the Exchange;

(xxix) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland within the meaning of the Applicable Securities Laws in such provinces and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxx) the definitive form of certificates for the Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxxi) the Trust and Acclaim Energy have made available to GLJ, prior to the issuance of the GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information does not contain any material misrepresentation. Neither the Trust nor Acclaim Energy has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to GLJ since the date that such information was so provided. Each of the Trust and Acclaim Energy believes that each of the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2004 based upon information available at the time such reserves information was prepared, and the Trust and Acclaim Energy believe that at the date of each such report, each report did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of each such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxii) neither the Trust nor Acclaim Energy is aware of any defects, failures or impairments in the title of Acclaim Energy or any of its subsidiaries to the Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the Assets; (B) the current production volumes of Acclaim Energy on a consolidated basis; or (C) the current cash flow of Acclaim Energy;

(xxxiii) to the knowledge of the Trust and Acclaim Energy, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

(xxxiv) each of the Trust and Acclaim Energy have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(xxxv) each of the Trust and Acclaim Energy have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on either the Trust or Acclaim Energy;

(xxxvi) neither the Trust nor Acclaim Energy (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Trust nor Acclaim Energy (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance short of prosecution. There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or Acclaim Energy, nor has either the Trust or Acclaim Energy received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(xxxvii) Acclaim Energy has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Acclaim Energy to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxviii)the attributes and characteristics of the Offered Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses; and

(xxxix) with such exceptions as are not material to the Trust and Acclaim Energy (taken as a whole), each of the Trust and Acclaim Energy has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal

period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Acclaim Energy and to the best of the knowledge, information and belief of the Trust and Acclaim Energy there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Acclaim Energy in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(d) and each of the Trust and Acclaim Energy covenants and agrees that:

(i) provided the Closing Time occurs on or before April 30, 2004, the Trust shall pay on the Firm Units and, provided the Additional Closing Time occurs on or before April 30, 2004, the Trust shall pay on the Over-Allotment Units, and the holders thereof will be entitled to receive on or about May 20, 2004 the distribution payable to Unitholders of record on April 30, 2004; and

(ii) the net proceeds of the issue and sale of the Offered Units will be used as described in the Prospectuses.

**8. Indemnity**

(a) Each of the Trust and Acclaim Energy, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus,

any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

(v) any breach of, default under or non-compliance by the Trust or Acclaim Energy with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Acclaim Energy hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by subsection 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Acclaim Energy (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential

differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Units or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Units and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees

under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(i) The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(h) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

**9. Contribution**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(b) if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

**10. Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Units shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction. Notwithstanding the foregoing, the fees and disbursements of the Underwriters' counsel and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters; provided that if the purchase and sale of the Offered Units is not completed (other than as a result of a default by the Underwriters hereunder), the Trust shall reimburse the Underwriters in respect of such fees, disbursements and expenses, to the extent they are reasonable.

**11. Termination**

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Acclaim Energy or prohibiting or restricting the distribution of any of the Offered Units, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is issued by any governmental authority or exchange; or any law or regulation is promulgated, changed or announced; or any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof occurs or is announced or threatened; which in the opinion of the Underwriters or any one of them, acting reasonably, is expected to adversely affect the trading in or the distribution of the Offered Units or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Units or other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of Acclaim Energy, or in the business, operations, capital or condition (financial or otherwise), business prospects, properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Acclaim Energy which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units or the investment quality or marketability of the Offered Units;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust or Acclaim Energy;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Acclaim Energy or any of their subsidiaries (taken as a whole) which had not been publicly disclosed in writing to the Underwriters at or prior to the date hereof; or

(vi) the Trust or Acclaim Energy shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust or Acclaim Energy under section 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Acclaim Energy, the liability of the Trust or Acclaim Energy hereunder shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10.

**12. Closing Documents**

The obligations of the Underwriters hereunder, as to the Offered Units to be purchased at the Closing Time shall be conditional upon all representations and warranties and other statements of the Trust and Acclaim Energy herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Acclaim Energy having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed, the Underwriters due diligence review not revealing any material adverse information or fact which is not currently generally known to the public which would, in the Underwriters' reasonable opinion, seriously adversely affect the value or market price of the Units or the investment quality or marketability of the Units and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust and Acclaim Energy and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Acclaim Energy and Acclaim Energy West has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and beneficial holder of all issued and outstanding shares of Acclaim Energy (other than 776,227 exchangeable shares of Acclaim Energy), all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) Acclaim Energy is the registered and beneficial holder of all issued and outstanding shares of Acclaim Energy West, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(vi) each of the Trust and Acclaim Energy has all necessary trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust and Acclaim Energy, respectively, and constitutes a legal, valid and binding obligation of each of the Trust and Acclaim Energy enforceable against the Trust and Acclaim Energy in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(vii) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust and Acclaim Energy, and the performance of and compliance with the terms of this agreement by the Trust and Acclaim Energy does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the Unitholders or the directors or shareholders of the Trust or Acclaim Energy, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Acclaim Energy is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

(viii) the form of the definitive certificate representing the Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(ix) the Offered Units have been duly and validly created, allotted and issued as fully paid and non-assessable Units of the Trust;

(x) the Trust and the attributes of the Offered Units conform in all material respects with the description thereof contained in the Prospectuses;

(xi) the Offered Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(xii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xiii) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xiv) each of the Trust and Acclaim Energy have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Acclaim Energy to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xv) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Units;

(xvi) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Québec;

(xvii) the Offered Units are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

(xviii) the authorized and issued capital of the Trust;

(xix) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units (including the Offered Units);

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Acclaim Energy, the transfer agent and the Trust's, Ketch's and Elk Point's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Acclaim Energy and the Units, including the issuance of the Offered Units;

(b) a certificate of each of the Trust and Acclaim Energy dated the Closing Date, addressed to the Underwriters and signed on behalf of the Trust and Acclaim Energy by the Chief Executive Officer and Chief Operating Officer of Acclaim Energy or such other officers or directors of Acclaim Energy satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Acclaim Energy has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time, as applicable;

(ii) the representations and warranties of the Trust and Acclaim Energy set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in subsection 11(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's, Ketch's and Elk Point's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date and shall be posted for trading as at the opening of business on the Closing Date;

(e) evidence satisfactory to the Underwriters that the distribution expected to be payable to Unitholders of record on or about April 30, 2004 will be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to April 30, 2004, on the Over-Allotment Units; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

**13. Deliveries**

(a) The sale of the Firm Units shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Trust the amount of $54,000,000 by wire transfer, in respect of the Firm Units against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 12;

(ii) definitive certificates representing, in the aggregate, all of the Firm Units registered in the name of CIBC World Markets Inc. or in such name or names as the

Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to CIBC World Markets Inc. representing the fee provided for in section 2 in respect of the Firm Units;

(iv) or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Units referred to above and the amount referred to in (iii) above.

(v) The sale of the Over-Allotment Units, if applicable, shall be completed at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Units), or at such other time and date as the Underwriters and the Trust may agree upon in writing. Subject to the conditions set forth in section 12, the Underwriters, at the Additional Closing Time, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary, in the amount of (or deliver by wire transfer the amount of) $12.00 per Over-Allotment Unit agreed to be purchased by the Underwriters from the Trust pursuant to their exercise of the Over-Allotment Option, against delivery by the Trust of:

(vi) the opinions, certificates and documents referred to in section 12;

(vii) definitive certificates representing in the aggregate, all of the Over-Allotment Units registered in the name of CIBC World Markets Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time; and

(viii) a certified cheque or bank draft payable to CIBC World Markets Inc. representing the fee provided for in section 2 in respect of the Over-Allotment Units.

**14. Restrictions on Offerings**

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Units, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the prior consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Trust from granting options pursuant to the Trust's option plan described in the Prospectus, issuing Units pursuant to options to purchase Units outstanding under such plan on the date hereof, issuing Units pursuant to the Trust's distribution reinvestment plan, issuing Units pursuant to the conversion of exchangeable shares of Acclaim Energy, issuing Units pursuant to other Unit compensation arrangements,

or issuing Units on the conversion of Debentures, in each case subject to the limitations, if any, in section 7(c)(xxiii).

**15. Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Acclaim Energy, be addressed to Acclaim Energy, c/o Paul Charron, at the above address, Fax No. (403) 262-6977 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.-W.
Calgary, Alberta T2P 3N9

Attention: William S. Maslechko
Fax No.: (403) 260-0337

and, in the case of notice to be given to the Underwriters, be addressed to:

CIBC World Markets Inc.
900, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian D. Heald
Fax No.: (403) 260-0524

BMO Nesbitt Burns Inc.
1400, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Shane C. Fildes
Fax No.: (403) 515-1525

TD Securities Inc.
800 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Gregory B. Saksida
Fax No.: (403) 292-2776

National Bank Financial Inc.
Suite 2802, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: David M. Vetters
Fax No.: (403) 265-0543

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Mark Herman
Fax No.: (403) 298-4099

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 4J7

Attention: John S. Chambers
Fax No.: (403) 262-0688

Canaccord Capital Corporation
400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl B. Staddon
Fax No.: (403) 508-3866

and a copy to:

Stikeman Elliott LLP
4300 Bankers Hall
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Christopher Nixon
Fax No.: (403) 266-9017

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

**16. Conditions**

All terms, covenants and conditions of this agreement to be performed by the Trust and Acclaim Energy shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

**17. Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

**18. Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Units set forth opposite their names set forth in this section 18; and

(b) if one of the Underwriters does not purchase its applicable percentage of the total number of Offered Units, each of the other Underwriters who shall be willing and able to purchase its own applicable percentage of the total number of Offered Units shall be relieved of its obligations hereunder on submission to the Trust of reasonable evidence of its ability and willingness to fulfil its obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 18, the Underwriters who shall be willing and able to purchase their applicable percentage of the total number of Offered Units shall have the right, but not the obligation, to purchase the total number of Offered Units.

The applicable percentage of the total number of Offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

| | |
|---|---|
| CIBC World Markets Inc. | 28% |
| BMO Nesbitt Burns Inc. | 17% |
| TD Securities Inc. | 17% |
| National Bank Financial Inc. | 12% |
| Scotia Capital Inc. | 12% |
| FirstEnergy Capital Corp. | 9% |
| Canaccord Capital Corporation | 5% |
| | 100% |

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default fom liability to the Trust, Acclaim Energy or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Acclaim Energy of their obligations under this agreement, there shall be no further liability on the part of the Trust or Acclaim Energy to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under section 8, 9 or 10.

**19. Authority to Bind Underwriters**

The Trust and Acclaim Energy shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by CIBC World Markets Inc., which shall

represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, CIBC World Markets Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

**20. Underwriters Covenants**

(a) Each of the Underwriters covenants and agrees with the Trust that it will:

(i) conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

(ii) not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces or, subject to subsection 20(a)(v), in other jurisdictions outside of Canada; and

(iii) as soon as reasonably practicable after the Closing Date provide the Trust with a breakdown of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust notice to that effect, if required by Applicable Securities Laws.

(iv) For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Units may be lawfully offered for sale and sold in the Qualifying Provinces if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Trust or Acclaim Energy, of any circumstances that would legally prohibit such distribution.

(v) The Underwriters shall be entitled to offer the Offered Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule, shall be deemed to be incorporated by reference into this agreement.

(vi) No Underwriter will be liable to the Trust under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

**21. Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

**22. Relationship Between the Trust, Acclaim Energy and the Underwriters**

The Trust and Acclaim Energy: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Acclaim Energy nor otherwise fiduciaries of the Trust or Acclaim Energy; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

**23. Stabilization**

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

**24. Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust and Acclaim Energy and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

**25. Time of the Essence**

Time shall be of the essence of this agreement.

**26. Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

**27. Contractual Obligations of Trust**

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

**28. Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

**29. Use of Proceeds**

Each of Acclaim Energy and the Trust hereby covenant and agree to use the net proceeds of the sale of the Units hereunder in accordance with the disclosure in the Prospectus.

**30. Distributions**

The Trust agrees that, provided the Closing Date occurs on or prior to April 30, 2004, it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.1625 per Unit which is payable on April 19, 2004 to Unitholders of record on March 31, 2004. The Trust agrees that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the distribution to be paid to Unitholders of record on April 30, 2004 be paid on the Firm Units and, if the Additional Closing Date occurs on or prior to April 30, 2004, the Over-Allottment Units. Accordingly, the Trust agrees that if for any reason the condition referred to in subsection 12(e) is not satisfied (other than as a result of the Closing Date or the Additional Closing Date (if it was otherwise scheduled to occur on or prior to April 30, 2004), as the case may be, not occurring before April 30, 2004 as a result of a default by the Underwriters hereunder), the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Additional Closing Date was scheduled to occur on or prior to April 30, 2004, the Over-Allottment Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding ten Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangements may be effected.

**31. Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Acclaim Energy.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to CIBC World Markets Inc.

**CIBC WORLD MARKETS INC.**

By: *"Arthur N. Korpach"*

*(Executions continued on Page 37)*

**BMO NESBITT BURNS INC.**

By: *"Shane C. Fildes"*

**TD SECURITIES INC.**

By: *"Gregory B. Saksida"*

**NATIONAL BANK FINANCIAL INC.**

By: *"David M. Vetters"*

**SCOTIA CAPITAL INC.**

By: *"Mark Herman"*

**FIRSTENERGY CAPITAL CORP.**

By: *"John S. Chambers"*

**CANACCORD CAPITAL CORPORATION**

By: *"Karl B. Staddon"*

ACCEPTED AND AGREED to as of the 30th day of March, 2004.

**ACCLAIM ENERGY TRUST**, by Acclaim Energy Inc.

By: *"J. Paul Charron"*

By: *"David J. Broshko"*

**ACCLAIM ENERGY INC.**

By: *"J. Paul Charron"*

By: *"David J. Broshko"*

## SCHEDULE "A"

## TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

*This is Schedule "A" to the Underwriting Agreement among CIBC World Markets Inc., BMO Nesbitt Burns Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Acclaim Energy Trust and Acclaim Energy Inc. made as of March 29, 2004.*

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Units.

Each Underwriter represents and agrees to and with the Trust that:

32. It acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

33. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

34. All offers and sales of Offered Units in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

35. Offers and sales of Offered Units in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

36. Offers to sell and solicitations of offers to buy the Offered Units shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Units by the Underwriter or its U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Units will be deemed to have represented and agreed as provided in paragraphs 7(A) through (G) below (to the extent such representations are applicable to the purchaser concerned).

37. All purchasers of the Offered Units in the United States shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

38. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the "U.S. Memorandum") including the Amended Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Units the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

"The Trust Units have not been and will not be registered under the U.S. Securities Act or any state securities law and may not be offered or sold in the United States, except that Trust Units may be

offered and sold to Qualified Institutional Buyers under the U.S. Securities Act (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Each purchaser of Trust Units is hereby notified that the offer and sale of Trust Units to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

Each U.S. purchaser will, by its purchase of such Trust Units, be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(A) it is authorized to consummate the purchase of the Trust Units;

(B) it understands and acknowledges that the Trust Units have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the offer and sale of Trust Units to it are being made in reliance on Rule 144A;

(C) it is a Qualified Institutional Buyer and is acquiring the Trust Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Trust Units in violation of United States federal or state securities laws;

(D) it acknowledges that it has not purchased the Trust Units as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(E) it understands and acknowledges that the Trust Units are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Trust Units, the Trust Units may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Computershare Trust Company of Canada, as transfer agent for the Trust Units, in the form attached hereto as Exhibit A (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(F) it understands and acknowledges that certificates representing any Trust Units sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Trust Units and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ACCLAIM ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
>
> IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

If any Trust Units are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, in the form attached hereto as Exhibit A (or as the Trust may prescribe from time to time).

If any Trust Units are being sold under Rule 144, the legend may be removed by delivering to Computershare Trust Company of Canada an opinion of counsel,

of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(G) it understands and acknowledges that the Trust is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Trust Units in the United States;

(H) it acknowledges that it has received a copy of the U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Trust Units and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Trust Units;

(I) it understands and acknowledges that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Units are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Trust not to be a foreign issuer; and

(J) it consents to the Trust making a notation on its records or giving instructions to any transfer agent of the Trust Units in order to implement the restrictions on transfer set forth and described herein; and.

(K) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Units."

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

39. **Any offer, sale or solicitation of an offer to buy Offered Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.**

40. **At closing, the Underwriters, together with their U.S. affiliates selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States.**

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

41. **(a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units; (b) the Trust is not now and**

as a result of the sale of Offered Units contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States; and (d) the Offered Units are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

42. For so long as any of the Offered Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Units, or to any prospective purchaser of such Offered Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

# EXHIBIT A

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

**TO:** Computershare Trust Company of Canada
as registrar and transfer agent
for Trust Units of
Acclaim Energy Trust

The undersigned (a) acknowledges that the sale of the securities of Acclaim Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________________ By: __________________________________

Name:

Title:

## EXHIBIT B
### UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Trust Units (the "**Securities**") of Acclaim Energy Trust (the "**Trust**") pursuant to the Underwriting Agreement dated March 29, 2004 among the Trust, Acclaim Energy Inc. and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(i) (i) ● is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. On the date hereof, and all offers and sales of the Securities in the United States will be effected by ● in accordance with all U.S. broker-dealer requirements;

(ii) (ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated April ●, 2004 for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii) (iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**")) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv) (iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v) (v) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _________ day of__________, 2004.

| ● | ● |
|---|---|
| By: ______________________________ | By: ______________________________ |
| Name: | Name: |
| Title: | Title: |
| ● | ● |

By: ______________________ By: ______________________

Name: Name:

Title: Title:

ACCLAIM ENERGY TRUST

# RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz présenté ci-après (le « **relevé** ») est daté du 15 mars 2004. La date d'effet du relevé est le 31 décembre 2003, et la date de son élaboration, le 15 février 2004.

**Présentation des données relatives aux réserves**

Les données relatives aux réserves de Acclaim Energy Inc. (« **Acclaim Energy** ») présentées ci-après (les « **données relatives aux réserves** ») sont fondées sur une évaluation effectuée par Gilbert Laustsen Jung Associates Ltd. (« **GLJ** ») en date du 1er janvier 2004 qui figure dans un rapport de GLJ daté du 18 mars 2004 (le « **rapport GLJ** »). Les données relatives aux réserves résument les réserves de pétrole brut, de liquides et de gaz naturel de Acclaim Energy ainsi que la valeur actualisée nette des produits nets futurs relatifs à ces réserves établie au moyen de prix et de coûts constants et au moyen de prix et de coûts prévisionnels. Les données sur les réserves sont conformes aux exigences du règlement 51-101 sur l'information concernant les activités pétrolières et gazières (le « **règlement 51-101** »). D'autres renseignements qui n'étaient pas requis par le règlement 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que Acclaim Energy estime être importants pour le lecteur. Acclaim Energy a chargé GLJ de fournir une évaluation des réserves prouvées et de la somme des réserves prouvées et probables. Aucune tentative n'a été faite pour évaluer les réserves possibles.

Toutes les réserves de Acclaim Energy sont situées au Canada, plus particulièrement, dans les provinces d'Alberta, de Colombie-Britannique et de Saskatchewan.

On ne doit pas présumer que les estimations des produits nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants, celle des prix et des coûts prévisionnels ou d'autres hypothèses s'avéreront et les écarts pourraient être importants.

***Données relatives aux réserves (prix et coûts prévisionnels)***

Les tableaux suivants présentent des données relatives aux réserves et les produits nets futurs de Acclaim Energy établis au moyen des prix et des coûts prévisionnels.

**Sommaire des réserves de pétrole et de gaz et valeur actualisée nette des produits nets futurs en date du 31 décembre 2003**

**Prix et coûts prévisionnels**

| | Réserves | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Pétrole léger et moyen | | Pétrole lourd | | Gaz naturel | | Liquides de gaz naturel | | Bep | |
| Catégorie de réserves | Brutes (kb) | Nettes (kb) | Brutes (kb) | Nettes (kb) | Brutes (Mpi³) | Nettes (Mpi³) | Brutes (kb) | Nettes (kb) | Brutes (kbep) | Nettes (kbep) |
| Réserves prouvées | | | | | | | | | | |
| Réserves mises en valeur exploitées | 20 975 | 19 049 | 5 772 | 5 195 | 152 289 | 118 267 | 4 462 | 3 106 | 56 591 | 47 061 |
| Réserves mises en valeur inexploitées | 1 244 | 1 077 | 633 | 552 | 12 072 | 9 233 | 181 | 130 | 4 070 | 3 297 |
| Réserves non mises en valeur | 4 272 | 3 914 | 1 153 | 1 097 | 10 916 | 8 054 | 501 | 360 | 7 745 | 6 713 |
| Total des réserves prouvées | 26 491 | 24 039 | 7 558 | 6 844 | 175 277 | 135 555 | 5 144 | 3 596 | 68 406 | 57 072 |
| Réserves probables | 5 834 | 5 249 | 1 998 | 1 845 | 45 961 | 36 306 | 1 393 | 1 035 | 16 885 | 14 181 |
| Total des réserves prouvées et probables | 32 325 | 29 288 | 9 556 | 8 690 | 221 238 | 171 861 | 6 537 | 4 631 | 85 291 | 71 252 |

| Catégorie de réserves | Valeur actualisée nette des produits nets futurs — Avant les impôts sur les bénéfices, actualisée à (en pourcentage par année) | | | | | Après les impôts sur les bénéfices, actualisée à (en pourcentage par année) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0 | 5 | 10 | 15 | 20 | 0 | 5 | 10 | 15 | 20 |
| | (en milliers de dollars) | | | | | | | | | |
| Réserves prouvées | | | | | | | | | | |
| Réserves mises en valeur exploitées | 889 158 | 709 851 | 602 752 | 530 340 | 477 437 | 889 158 | 709 851 | 602 752 | 530 340 | 477 437 |
| Réserves mises en valeur inexploitées | 66 161 | 43 041 | 32 263 | 25 951 | 21 762 | 66 161 | 43 041 | 32 263 | 25 951 | 21 762 |
| Réserves non mises en valeur | 93 826 | 59 499 | 39 916 | 27 583 | 19 288 | 93 826 | 59 499 | 39 916 | 27 583 | 19 288 |
| Total des réserves prouvées | 1 049 145 | 812 392 | 674 930 | 583 874 | 518 487 | 1 049 145 | 812 392 | 674 930 | 583 874 | 518 487 |
| Réserves probables | 258 698 | 155 165 | 107 490 | 80 398 | 63 038 | 258 698 | 155 165 | 107 490 | 80 398 | 63 038 |
| Total des réserves prouvées et probables | 1 307 843 | 967 557 | 782 420 | 664 272 | 581 525 | 1 307 843 | 967 557 | 782 420 | 664 272 | 581 525 |

**Total des produits nets futurs**
**(non actualisés)**
**en date du 31 décembre 2003**

**Prix et coûts prévisionnels**

| Catégorie de réserves | Produits | Redevances | Frais d'exploitation | Frais de mise en valeur | Frais d'abandon des puits | Produits nets futurs avant les impôts sur les bénéfices | Impôts sur les bénéfices | Produits nets futurs après les impôts sur les bénéfices |
|---|---|---|---|---|---|---|---|---|
| | (en milliers de dollars) | | | | | | | |
| Réserves prouvées | 2 207 862 | 344 435 | 718 047 | 62 589 | 33 645 | 1 049 145 | 0 | 1 049 145 |
| Réserves prouvées et probables | 2 752 927 | 427 799 | 888 355 | 90 920 | 38 012 | 1 307 843 | 0 | 1 307 843 |

**Produits nets futurs**
**par groupe de production**
**en date du 31 décembre 2003**

**Prix et coûts prévisionnels**

| Catégorie de réserves | Groupe de production | Produits nets futurs avant les impôts sur les bénéfices (actualisés au taux de 10 % par année) (en milliers de dollars) |
|---|---|---|
| Réserves prouvées | Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits) | 301 256 |
| | Pétrole lourd (y compris le gaz dissous et les autres sous-produits) | 72 418 |
| | Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole) | 301 255 |

| Catégorie de réserves | Groupe de production | Produits nets futurs avant les impôts sur les bénéfices (actualisés au taux de 10 % par année) (en milliers de dollars) |
|---|---|---|
| Réserves prouvées et probables | Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits) | 346 853 |
| | Pétrole lourd (y compris le gaz dissous et les autres sous-produits) | 86 396 |
| | Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole) | 349 172 |

***Données relatives aux réserves (prix et coûts constants)***

Les tableaux suivants présentent des données relatives aux réserves et les produits nets futurs de Acclaim Energy établis au moyen des prix et des coûts constants.

**Sommaire des réserves de pétrole et de gaz**
**et valeur actualisée nette des produits nets futurs**
**en date du 31 décembre 2003**

**Prix et coûts constants**

| | Réserves | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Pétrole léger et moyen | | Pétrole lourd | | Gaz naturel | | Liquides de gaz naturel | | Bep | |
| Catégorie de réserves | Brutes (kb) | Nettes (kb) | Brutes (kb) | Nettes (kb) | Brutes (Mpi$^3$) | Nettes (Mpi$^3$) | Brutes (kb) | Nettes (kb) | Brutes (kbep) | Nettes (kbep) |
| Réserves prouvées | | | | | | | | | | |
| Réserves mises en valeur exploitées | 21 890 | 19 835 | 5 941 | 5 370 | 154 163 | 119 752 | 4 512 | 3 136 | 58 037 | 48 299 |
| Réserves mises en valeur inexploitées | 1 226 | 1 050 | 644 | 562 | 12 008 | 9 191 | 183 | 131 | 4 054 | 3 274 |
| Réserves non mises en valeur | 4 207 | 3 835 | 1 159 | 1 102 | 10 847 | 7 998 | 499 | 357 | 7 673 | 6 628 |
| Total des réserves prouvées | 27 322 | 24 720 | 7 744 | 7 034 | 177 018 | 136 942 | 5 195 | 3 625 | 69 764 | 58 202 |
| Réserves probables | 6 024 | 5 387 | 2 020 | 1 865 | 46 052 | 36 375 | 1 393 | 1 031 | 17 112 | 14 346 |
| Total des réserves prouvées et probables | 33 346 | 30 107 | 9 764 | 8 898 | 223 070 | 173 316 | 6 588 | 4 656 | 86 876 | 72 547 |

| Catégorie de réserves | Valeur actualisée nette des produits nets futurs — Avant les impôts sur les bénéfices, actualisée à (en pourcentage par année) 0 | 5 | 10 | 15 | 20 | Après les impôts sur les bénéfices, actualisée à (en pourcentage par année) 0 | 5 | 10 | 15 | 20 |
|---|---|---|---|---|---|---|---|---|---|---|
| | (en milliers de dollars) | | | | | | | | | |
| Réserves prouvées | | | | | | | | | | |
| Réserves mises en valeur exploitées | 1 086 952 | 838 659 | 693 015 | 596 160 | 526 533 | 1 086 952 | 838 659 | 693 015 | 596 160 | 526 533 |
| Réserves mises en valeur inexploitées | 78 528 | 52 151 | 39 217 | 31 400 | 26 130 | 78 528 | 52 151 | 39 217 | 31 400 | 26 130 |
| Réserves non mises en valeur | 130 384 | 84 649 | 58 404 | 41 790 | 30 556 | 130 384 | 84 649 | 58 404 | 41 790 | 30 556 |
| Total des réserves prouvées | 1 295 864 | 975 459 | 790 636 | 669 349 | 583 219 | 1 295 864 | 975 459 | 790 636 | 669 349 | 583 219 |
| Réserves probables | 322 443 | 197 193 | 137 289 | 102 682 | 80 360 | 322 443 | 197 193 | 137 289 | 102 682 | 80 360 |
| Total des réserves prouvées et probables | 1 618 307 | 1 172 652 | 927 926 | 772 031 | 663 580 | 1 618 307 | 1 172 652 | 927 926 | 772 031 | 663 580 |

**Total des produits nets futurs**
**(non actualisés)**
**en date du 31 décembre 2003**

**Prix et coûts constants**

| Catégorie de réserves | Produits | Redevances | Frais d'exploitation | Frais de mise en valeur | Frais d'abandon des puits | Produits nets futurs avant les impôts sur les bénéfices | Impôts sur les bénéfices | Produits nets futurs après les impôts sur les bénéfices |
|---|---|---|---|---|---|---|---|---|
| | (en milliers de dollars) | | | | | | | |
| Réserves prouvées | 2 432 424 | 384 420 | 662 154 | 61 279 | 28 706 | 1 295 864 | 0 | 1 295 864 |
| Réserves prouvées et probables | 3 022 499 | 479 474 | 804 967 | 88 874 | 30 878 | 1 618 307 | 0 | 1 618 307 |

**Produits nets futurs**
**par groupe de production**
**en date du 31 décembre 2003**

**Prix et coûts constants**

| Catégorie de réserves | Groupe de production | Produits nets futurs avant les impôts sur les bénéfices (actualisés au taux de 10 % par année) (en milliers de dollars) |
|---|---|---|
| Réserves prouvées | Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits) | 361 144 |
| | Pétrole lourd (y compris le gaz dissous et les autres sous-produits) | 76 567 |
| | Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole) | 352 926 |

| Catégorie de réserves | Groupe de production | Produits nets futurs avant les impôts sur les bénéfices (actualisés au taux de 10 % par année) (en milliers de dollars) |
|---|---|---|
| Somme des réserves prouvées et probables | Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits) | 417 597 |
| | Pétrole lourd (y compris le gaz dissous et les autres sous-produits) | 92 472 |
| | Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole) | 417 857 |

### Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence et les hypothèses relatives aux prix utilisés aux fins de l'établissement des données relatives aux réserves et, dans le cas des prix et des coûts prévisionnels, l'hypothèse relative au taux d'inflation.

**Résumé des hypothèses relatives aux prix**
**en date du 31 décembre 2003**

**Prix et coûts constants**

| | Pétrole | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | WTI à Cushing (Oklahoma) | Prix au pair à Edmonton 40 °API | Pétrole lourd à Hardisty 12 °API | Pétrole moyen à Cromer 29,3 °API | Prix du gaz naturel à l'AECO | Propane à Edmonton | Butane à Edmonton | Pentanes à Edmonton | Cours du change |
| | ($ US/b) | ($ CA/b) | ($ CA/b) | ($ CA/b) | ($ CA/MBtu) | ($ CA/b) | ($ CA/b) | ($ CA/b) | ($ US/$ CA) |
| 2003 (Fin d'exercice) | 32,52 | 40,81 | 23,31 | 34,81 | 6,09 | 29,81 | 31,81 | 41,31 | 0,7738 |

**Résumé des hypothèses relatives aux prix**
**en date du 31 décembre 2003**

**Prix et coûts prévisionnels**

| | Pétrole | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Exercice | WTI à Cushing (Oklahoma) | Prix au pair à Edmonton 40 °API | Pétrole lourd à Hardisty 12 °API | Pétrole moyen à Cromer 29,3 °API | Prix du gaz naturel à l'AECO | Propane à Edmonton | Butane à Edmonton | Pentanes à Edmonton | Taux d'inflation | Cours du change |
| | ($ US/b) | ($ CA/b) | ($ CA/b) | ($ CA/b) | ($ CA/MBtu) | ($ CA/b) | ($ CA/b) | ($ CA/b) | (en pourcentage par année) | ($ US/$ CA) |
| Prévisions | | | | | | | | | | |
| 2004 | 34,25 | 44,75 | 29,00 | 41,00 | 6,65 | 33,75 | 36,75 | 45,25 | 1,5 | 0,750 |
| 2005 | 29,00 | 37,75 | 25,00 | 33,75 | 5,55 | 25,75 | 28,75 | 38,25 | 1,5 | 0,750 |
| 2006 | 27,00 | 35,25 | 23,75 | 31,25 | 5,20 | 23,25 | 25,25 | 35,75 | 1,5 | 0,750 |
| 2007 | 25,00 | 32,50 | 21,00 | 28,50 | 5,00 | 20,50 | 22,50 | 33,00 | 1,5 | 0,750 |
| 2008 | 25,00 | 32,50 | 21,00 | 28,50 | 5,00 | 20,50 | 22,50 | 33,00 | 1,5 | 0,750 |
| 2009 | 25,00 | 32,50 | 21,00 | 28,50 | 5,00 | 20,50 | 22,50 | 33,00 | 1,5 | 0,750 |
| 2010 | 25,50 | 33,00 | 21,50 | 29,00 | 5,10 | 21,00 | 23,00 | 33,50 | 1,5 | 0,750 |
| 2011 | 25,75 | 33,50 | 22,00 | 29,50 | 5,20 | 21,50 | 23,50 | 34,00 | 1,5 | 0,750 |
| 2012 | 26,25 | 34,00 | 22,50 | 30,00 | 5,25 | 21,75 | 24,00 | 34,50 | 1,5 | 0,750 |
| 2013 | 26,50 | 34,50 | 23,00 | 30,50 | 5,35 | 22,00 | 24,50 | 35,00 | 1,5 | 0,750 |
| 2014 | 27,00 | 35,00 | 23,50 | 31,00 | 5,45 | 22,50 | 24,75 | 35,50 | 1,5 | 0,750 |
| 2015 + | +1,5 %/an | +1,5 %/an | +1,5 %/an | +1,5 %/an | +1,5 %/an | +1,5 %/an | +1,5 %/an | +1,5 %/an | 1,5 | 0,750 |

Les prix historiques moyens pondérés réalisés par Acclaim Energy pour l'exercice terminé le 31 décembre 2003 s'élevaient à 5,88 $/kpi³ pour le gaz naturel, à 35,03 $/b pour le pétrole brut, à 29,40 $/b pour les liquides de gaz naturel et à 30,99 $/b pour le pétrole lourd.

**Rapprochement de l'évolution des réserves et produits nets futurs**

Le tableau suivant présente le rapprochement des réserves nettes de Acclaim Energy pour l'exercice terminé le 31 décembre 2003 au moyen des estimations relatives aux prix et aux coûts prévisionnels tirées du rapport GLJ et des réserves nettes de Acclaim Energy au 31 décembre 2002. Se reporter à la note suivant le tableau pour connaître le mode de calcul des réserves nettes au 31 décembre 2002.

**Rapprochement des réserves nettes de la Société**
**par type de produit principal**
**Prix et coûts prévisionnels[1]**

| Facteurs | Pétrole léger et moyen | | | Pétrole lourd | | |
|---|---|---|---|---|---|---|
| | Réserves prouvées nettes (kb) | Réserves probables nettes (kb) | Réserves prouvées et probables nettes (kb) | Réserves prouvées nettes (kb) | Réserves probables nettes (kb) | Réserves prouvées et probables nettes (kb) |
| 31 décembre 2002[1] | 13 507 | 2 272 | 15 779 | 3 688 | 629 | 4 317 |
| Acquisitions | 14 000 | 2 240 | 16 240 | 3 539 | 44 | 3 584 |
| Aliénations | (346) | (141) | (487) | - | - | - |
| Découvertes | 23 | 17 | 39 | - | - | - |
| Extensions | 329 | 56 | 386 | 116 | 9 | 125 |
| Récupération améliorée | - | - | - | - | - | - |
| Facteurs économiques | (24) | (15) | (39) | (41) | (3) | (44) |
| Révisions techniques | (1 259) | 819 | (439) | 127 | 1 166 | 1 293 |
| Production | (2 190) | - | (2 190) | (585) | - | (585) |
| 31 décembre 2003 | 24 039 | 5 249 | 29 288 | 6 844 | 1 845 | 8 690 |

| Facteurs | Gaz | | | LGN | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | Réserves prouvées nettes (Mpi³) | Réserves probables nettes (Mpi³) | Réserves prouvées et probables nettes (Mpi³) | Réserves prouvées nettes (kb) | Réserves probables nettes (kb) | Réserves prouvées et probables nettes (kb) | Réserves prouvées nettes (kbep) | Réserves probables nettes (kbep) | Réserves prouvées et probables nettes (kbep) |
| 31 décembre 2002[1] | 86 545 | 14 583 | 101 128 | 3 076 | 416 | 3 491 | 34 695 | 5 748 | 40 442 |
| Acquisitions | 84 916 | 14 996 | 99 913 | 1 648 | 256 | 1 904 | 33 341 | 5 039 | 38 380 |
| Aliénations | (478) | (76) | (554) | - | - | - | (426) | (154) | (579) |
| Découvertes | 4 583 | 573 | 5 156 | 259 | 18 | 277 | 1 045 | 130 | 1 175 |
| Extensions | 3 774 | 399 | 4 174 | 137 | 5 | 142 | 1 212 | 137 | 1 348 |
| Récupération améliorée | - | - | - | - | - | - | - | - | - |
| Facteurs économiques | 2 202 | 346 | 2 548 | (8) | (1) | (9) | 294 | 39 | 333 |

| Facteurs | Gaz Réserves prouvées nettes (Mpi³) | Gaz Réserves probables nettes (Mpi³) | Gaz Réserves prouvées et probables nettes (Mpi³) | LGN Réserves prouvées nettes (kb) | LGN Réserves probables nettes (kb) | LGN Réserves prouvées et probables nettes (kb) | Total Réserves prouvées nettes (kbep) | Total Réserves probables nettes (kbep) | Total Réserves prouvées et probables nettes (kbep) |
|---|---|---|---|---|---|---|---|---|---|
| Révisions techniques | (26 980) | 5 486 | (21 495) | (1 010) | 341 | (669) | (6 639) | 3 241 | (3 398) |
| Production | (19 008) | - | (19 008) | (506) | - | (506) | (6 450) | - | (6 450) |
| 31 décembre 2003 | 135 555 | 36 306 | 171 861 | 3 596 | 1 035 | 4 631 | 57 072 | 14 181 | 71 252 |

Note

(1) L'évaluation au 31 décembre 2002 a été effectuée au moyen des définitions des réserves qui figurent dans l'Instruction générale C-2B. Conformément à ces définitions, les réserves probables ont été rajustées d'un certain facteur pour tenir compte du risque associé à leur récupération. Acclaim Energy affectait auparavant un facteur de risque de 50 % aux réserves probables qu'elle présentaient. Aux termes des définitions des réserves qui figurent dans le règlement 51-101 actuel, les estimations sont établies de manière à ce que toutes les réserves prouvées et probables soient jugées récupérables (les réserves prouvées et probables sont en fait une « meilleure estimation »). Le rapprochement qui précède tient compte des réserves probables actuelles plutôt que des réserves probables antérieures affectées d'un facteur de risque (50 %) présentées par Acclaim Energy.

Le tableau suivant présente le rapprochement de la valeur actualisée nette des produits nets futurs de Acclaim Energy pour l'exercice terminé le 31 décembre 2003 au moyen des estimations relatives aux prix et aux coûts constants tirées du rapport GLJ.

**Rapprochement de l'évolution de la valeur actualisée nette**
**des produits nets futurs**
**actualisée au taux de 10 % par année**
**Réserves prouvées**
**Prix et coûts constants**

| Période et facteur | 2003 (en milliers de dollars) |
|---|---|
| Produits nets futurs estimatifs au début de l'exercice | 600 152 |
| Ventes et transferts du pétrole et du gaz produits, déduction faite des frais de production et des redevances | (167 979) |
| Évolution nette des prix, des frais de production et des redevances liées à la production future | (52 040) |
| Évolution des frais de mise en valeur estimés antérieurement engagés pendant la période | - |
| Évolution des frais de mise en valeur futurs estimatifs | (5 900) |
| Extensions et récupération améliorée | 14 118 |
| Découvertes | 12 174 |
| Acquisitions de réserves | 462 501 |
| Aliénations de réserves | (6 264) |
| Évolution nette résultant de la révision des quantités estimatives | (126 141) |
| Augmentation du taux d'actualisation | (60 015) |
| Évolution nette des impôts sur les bénéfices | - |
| Produits nets futurs estimatifs à la fin de l'exercice | 790 636 |

## Propriétés pétrolifères et gazéifères

Le texte qui suit décrit les propriétés pétrolifères et gazéifères principales de Acclaim Energy au 31 décembre 2003. Sauf indication contraire, les données sur la production estimative, sur les acres bruts et nets et sur le nombre de puits sont au 31 décembre 2003. Les données sur les réserves indiquées, déduction faite des redevances au 31 décembre 2003, selon l'hypothèse de la hausse des coûts et des prix sont telles qu'elles ont été évaluées dans le rapport GLJ. Les estimations des réserves et des produits nets futurs liés à chacune des propriétés pourraient ne pas indiquer le même degré de confiance que les estimations des réserves et des produits nets futurs liées à toutes les propriétés en raison de l'effet du regroupement.

Entièrement terrestres et axées exclusivement sur l'Ouest canadien, les activités de Acclaim Energy sont concentrées dans cinq régions géographiques. Acclaim Energy est l'exploitante de 80 % de sa production et s'est dotée d'un important potentiel de croissance continue grâce à ses analyses techniques détaillées et à sa compétence en matière d'exploitation.

***Région centrale***

*Morinville et Golden Spike*

Les propriétés Morinville et Golden Spike, situées près d'Edmonton, sont les propriétés clés de Acclaim Energy dans la région centrale et ont été acquises dans le cadre de l'arrangement relatif à Ketch Energy. La région est riche en zones d'intérêt d'exploitation et de mise en valeur, tant pour le pétrole que pour le gaz naturel. La production de cette zone provient de nombreuses formations, notamment du gaz naturel et des liquides provenant des réservoirs de grès Lower Mannville Ellerslie et du pétrole provenant des formations âgées Wabamun et Leduc du Dévonien. Acclaim Energy est propriétaire et exploitante d'installations de collecte et de traitement situées à Morinville, ce qui limite les frais versés à des tiers et génère des revenus de traitement à façon. L'intérêt économique direct moyen de Acclaim Energy dans cette zone est d'environ 85 % et celle-ci est l'exploitante de la totalité de sa production. Acclaim Energy exploite deux installations de gaz et une installation de pétrole corrosif à Morinville et du gaz supplémentaire est traité par l'intermédiaire des installations de traitement du gaz Carbondale et Golden Spike exploitées par ATCO Midstream. En fin d'exercice, la production nette provenant de cette zone s'établissait à 1 575 b/j de pétrole brut et de liquides et à 15 800 kpi$^3$/j de gaz naturel, soit une production totale de 4 200 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 8 852 kbep, soit 1 450 kb de pétrole brut, 2 201 kb de LGN et 31 204 Mpi$^3$ de gaz naturel.

*Judy Creek (Alberta)*

La zone Judy Creek du centre de l'Alberta se situe à environ 100 milles au nord-ouest d'Edmonton. La source principale de la production de gaz de Judy Creek est la formation Pekisko, à une profondeur moyenne de 6 000 pieds, mais les formations Belly River, Viking, Notikewin et Gething contribuent également à la production dans certaines parties de la zone. Acclaim Energy a une participation dans trois puits de pétrole (1,3 puits net), 11 puits de gaz (7,6 puits nets) et deux puits fermés (1,2 puits net). La majeure partie de la production de gaz naturel de Acclaim Energy est traitée à l'usine à gaz d'un tiers. En fin d'exercice, la production nette provenant de cette zone s'établissait à 2 500 kpi$^3$/j de gaz naturel et à 11 b/j de pétrole brut et de liquides, soit une production totale de 425 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 740 kbep, soit 20 kb de pétrole, 52 kb de LGN et 4 008 Mpi$^3$ de gaz naturel.

*Yekau Lake*

Le gisement Yekau Lake du centre de l'Alberta est situé à la limite ouest de la ville d'Edmonton. Les terrains se trouvent principalement dans la réserve Stoney Plain de la Nation des Cris Enoch. La production actuelle s'établit actuellement à 180 b/j de pétrole brut provenant principalement de la formation détritique et à 600 kpi$^3$/j de gaz naturel dissous et non associé provenant actuellement de la formation Ellerslie; une zone d'intérêt éventuelle est étudiée dans la formation Belly River. La production est tirée principalement de treize (13) puits de pétrole pompés et d'un (1) puits de gaz. La totalité du gaz est traité par l'intermédiaire d'installations de traitement de tiers. Le pétrole est traité sur place à l'installation 4-12 de Acclaim et est transporté par camion jusqu'à un terminal d'expédition situé dans la région d'Edmonton. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 918 kbep, soit 761 kb de pétrole brut, 55 kb de LGN et 612 Mpi$^3$ de gaz naturel.

***Région nord***

*Tangent*

La propriété Tangent, située dans la zone de l'arche de Peace River en Alberta, acquise dans le cadre de l'arrangement relatif à Ketch Energy, est l'une des propriétés productives de gaz principales de Acclaim Energy. La production de gaz provient de plus de 18 zones, allant de la formation Dunvegan du Crétacé à la formation Wabamun du Dévonien. Les forages sont effectués à des profondeurs faibles à moyennes, mais permettent malgré tout à Acclaim Energy de bénéficier d'une production de gaz moyenne à élevée. Les intérêts économiques directs de Acclaim Energy dans la propriété Tangent s'établissent de 50 % à 100 %. Acclaim Energy exploite deux installations de gaz et une installation de pétrole. En fin d'exercice, la production nette provenant

de cette zone s'établissait à 120 b/j de pétrole et de liquides et à 3 700 kpi³/j de gaz naturel, soit une production totale de 740 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 1 722 kbep, soit 156 kb de pétrole, 63 kb de LGN et 9 019 Mpi³ de gaz naturel.

*Valhalla*

La propriété Valhalla, acquise dans le cadre de l'arrangement relatif à Elk Point, est située à environ 35 milles au nord-ouest de Grande Prairie, en Alberta. C'est une propriété à revenu net élevé dont Acclaim Energy n'est pas l'exploitante, produisant du pétrole léger qui dégage une production de gaz associé et non associé. Un projet pilote d'injection d'eau mis en œuvre récemment dans le gisement Montney C a donné de bons résultats sur le plan de la production et il existe une possibilité d'étendre l'injection d'eau à la totalité du gisement, ce qui, d'après la direction, pourrait augmenter considérablement la production. La propriété comprend un intérêt économique direct de 16,33 % dans une installation de pétrole et un réseau collecteur ainsi que dans un compresseur de gaz dissous, de même qu'un intérêt économique direct de 25 % dans une usine d'injection d'eau. Acclaim Energy a un intérêt économique direct de 25 % dans une découverte de gaz récente à Spirit River, qui se trouve à proximité. En fin d'exercice, la production nette provenant de cette zone s'établissait à 370 b/j de pétrole et de liquides et à 2 000 kpi³/j de gaz naturel, soit une production totale de 700 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 1 919 kbep, soit 979 kb de pétrole, 122 kb de LGN et 4 905 Mpi³ de gaz naturel.

*Pouce Coupe*

Les propriétés Pouce Coupe, acquises dans le cadre de l'arrangement relatif à Elk Point, sont situées à environ 50 milles au nord-ouest de Grande Prairie, en Alberta. Cette concession de pétrole léger à revenu net élevé comprend un intérêt économique direct de 62,8 % dans une installation de pétrole et une installation d'injection d'eau, ainsi que dans des installations de traitement aux amines, de réfrigération et de compression de gaz. Acclaim Energy exploite la concession Pouce Coupe South Boundary B n° 2. La production de la concession provient du membre Boundary Lake de la formation Charlie Lake. La concession Pouce Coupe South Boundary B n° 1 a été constituée en mai 1984, tire actuellement sa production de 28 puits de pétrole et est exploitée par Enerplus Resources Corporation. Acclaim Energy a également une participation de 20,793 % dans la concession Pouce Coupe South Boundary B. Des réserves de pétrole sont attribuées au membre Boundary Lake de la formation Charlie Lake. La production, qui ne fait pas l'objet d'une exploitation concertée, provient de 18 puits productifs visés par des participations allant d'une redevance dérogatoire brute à 78,75 %. Les formations productives comprennent principalement Bluesky, Gething, Baldonnel et Boundary Lake. En fin d'exercice, la production provenant de cette zone s'établissait à 2 000 kpi³/j de gaz naturel et à 375 b/j de pétrole brut et de LGN, soit une production totale de 700 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 2 679 kbep, soit 1 947 kb de pétrole, 112 kb de LGN et 3 718 Mpi³ de gaz naturel.

*Buick Creek*

La zone Buick Creek est située à environ 35 milles au nord de Fort St. John, en Colombie-Britannique. Les intérêts économiques directs dans les terrains varient entre 4,167 % et 50 %. Acclaim Energy a des participations diverses dans quatre installations de compression et de collecte dans la zone Buick Creek, qui sont toutes exploitées par des partenaires du secteur. Les réserves de pétrole se trouvent dans la formation Lower Halfway, et les réserves de gaz naturel, dans les formations Dunlevy et Bluesky. La zone Buick Creek compte actuellement deux puits de pétrole productifs et 27 puits de gaz productifs. En fin d'exercice, la production liée à ces propriétés s'établissait à environ 2 800 kpi³/j de gaz naturel et 25 b/j de pétrole brut et de LGN, soit une production totale de 490 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 1 159 kbep, soit 51 kb de pétrole, 138 kb de LGN et 5 819 Mpi³ de gaz naturel.

***Région ouest***

*Willesden Green*

La zone Willesden Green est située à environ 80 milles au sud-ouest d'Edmonton, dans la deuxième tendance productrice de pétrole Cardium en importance en Alberta. Les propriétés comprennent des participations faisant l'objet d'une exploitation concertée et non concertée, la majeure partie de la production étant exploitée par Acclaim Energy et faisant l'objet d'intérêts économiques directs élevés. Les participations faisant l'objet d'une exploitation concertée visent quatre concessions pétrolières

productives, dont deux grandes concessions exploitées par Acclaim Energy et une zone de projet en propriété exclusive produisant du pétrole léger (41 °API) provenant de la formation Cardium. Deux autres concessions (dont une est exploitée par Acclaim Energy) produisent du gaz naturel et du pétrole brut léger de longue durée provenant de la formation Viking. Les propriétés pourraient éventuellement faire l'objet de forage intercalaire sur 160 acres et de stimulation et le rendement de l'injection d'eau qui y est effectuée pourrait être amélioré. Les participations ne faisant pas l'objet d'une exploitation concertée produisent du pétrole brut léger provenant de la formation Cardium et des groupes Mannville et du gaz naturel provenant des formations Belly River, Cardium, Ellerslie, Ostracod et Nordegg. Il s'agit d'une zone multicible dont les profondeurs de forage sont faibles à modérées, où les avoirs fonciers sont vastes et concentrés, dont la majeure partie est exploitée. Cette zone compte également des cibles de forage profondes dans les groupes Mannville indiquées par des données sismiques, ainsi que plusieurs zones d'intérêt dans les formations moins profondes Belly River, Edmonton, Paskapoo et Scollard. Cette zone est assortie de la propriété des installations associées à la production, ainsi que d'une participation de 21,7 % dans l'usine à gaz Willesden Green de la Compagnie Pétrolière Impériale Ltée. En fin d'exercice, la production tirée des propriétés Willesden Green s'établissait à environ 5 600 Mpi$^3$/j de gaz naturel et à 1 390 b/j de pétrole brut et de LGN, soit une production totale de 2 320 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 8 750 kbep, soit 6 365 kb de pétrole, 407 kb de LGN et 11 857 Mpi$^3$ de gaz naturel.

*Gilby*

La zone Gilby est située à environ 20 milles au sud-est des propriétés Willesden Green et produit du pétrole brut léger et du gaz naturel non corrosif à partir d'un certain nombre de zones dans cette région multicible. La propriété se compose de six concessions (dont trois sont exploitées par Acclaim Energy) et de terrains ne faisant pas l'objet d'une exploitation concertée tirant leur production de zones datant du début des périodes du Crétacé et du Jurassique, où il est possible d'effectuer du forage intercalaire et d'optimiser la production. La propriété comprend un intérêt économique direct de 24,8 % dans l'usine à gaz Gilby West, dont Acclaim a été choisie comme exploitante en juillet 2003, et des intérêts économiques directs dans un certain nombre d'installations exploitées par Acclaim Energy. En fin d'exercice, la production s'établissait à 8 200 Mpi$^3$/j de gaz naturel et à 540 b/j de pétrole brut et de LGN, soit une production totalisant environ 1 710 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 3 270 kbep, soit 1 248 kb de pétrole, 236 kb de LGN et 10 710 Mpi$^3$ de gaz naturel.

*Pembina/Bigoray/Lobstick*

La zone Bigoray/Lobstick a été acquise dans le cadre de l'arrangement relatif à Elk Point et est située à 65 milles à l'ouest d'Edmonton, en Alberta. Acclaim Energy détient des intérêts économiques directs allant de 23,2 % dans la concession Bigoray n° 1 à 100 % dans des terrains ne faisant pas l'objet d'une exploitation concertée. Acclaim Energy a également un intérêt économique direct de 30,3 % dans la concession de gaz Glauconite n° 1 de Lobstick et dans l'installation de traitement du gaz de Lobstick. En fin d'exercice, la production nette provenant de cette zone s'établissait à 580 b/j de pétrole et à 4 700 kpi$^3$/j de gaz, soit une production totale de 1 250 bep/j. Acclaim Energy détient un intérêt économique direct de 100 % dans la concession Pembina Cardium n° 15, qui a été acquise dans le cadre de l'arrangement relatif à Elk Point. Cette propriété comprend une installation pétrolière centrale, des installations d'injection d'eau et des installations de compression de gaz dissous ainsi qu'un gazoduc vers l'usine à gaz d'un tiers. Les projets de mise valeur futurs comprennent des possibilités de forage intercalaire dans le pétrole de la formation Cardium et l'optimisation de l'injection d'eau. Dans le cadre de l'acquisition de propriétés gazéifères, Acclaim a acquis d'autres participations dans la zone Pembina. La propriété Pembina F se trouve dans la partie ouest du gisement pétrolifère Pembina Cardium, à environ 75 milles à l'ouest d'Edmonton, et se compose de trois groupes, notamment la concession Pembina F, la concession Pembina P et le projet Pembina Cardium n° 6. En fin d'exercice, la production associée aux participations dans cette zone s'établissait à 900 kpi$^3$/j de gaz naturel et à 440 b/j de pétrole brut et de LGN, soit une production totale de 590 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 7 257 kbep, soit 3 982 kb de pétrole, 451 kb de LGN et 16 947 Mpi$^3$ de gaz naturel.

*Minnehik/Buck Lake*

La zone Minnehik/Buck Lake est caractérisée par une production multizone regroupée dans un réseau de collecte et de compression du gaz exploité par Acclaim qui transporte le gaz vers l'une des deux installations de traitement de la zone. Acclaim y compte de nombreux terrains et des intérêts économiques directs élevés (qui varient de 75 % à 100 %). Les activités exercées par les participants du secteur dans cette zone sont fortes et axées principalement sur les cibles de gaz. En fin d'exercice, la production nette s'établissait à 3 200 kpi$^3$/j, soit 533 bep/j, et était complétée par le revenu tiré des frais de traitement facturés aux producteurs de la zone. En 2003 et en 2004, Acclaim a procédé de façon active à l'installation de la surcompression afin de

réduire la pression du gisement et d'accroître les revenus. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 663 kbep, soit 13 kb de pétrole, 112 kb de LGN et 3 226 $Mpi^3$ de gaz naturel.

***Région du centre-est***

Le portefeuille d'éléments d'actif situé dans la région du centre-est est réparti dans deux sous-régions principales, soit la sous-région de Big Valley et celle de l'est. Cette zone représentait également antérieurement la zone principale de Acclaim au moment de son établissement en 2001.

*Big Valley*

L'actif productif principal de la sous-région de Big Valley s'étend du lac La Biche à l'extrémité nord à Drumheller à l'extrémité sud. Les intérêts économiques directs varient de 100 % à 50 %. Les propriétés gazéifères productives principales sont Craigend, Pinehurst, Castor et Lanes Lake. La production de gaz totale s'est établie à environ 7 $Mpi^3$/j. Les propriétés pétrolifères productives principales sont Bashaw, Chigwell, Sedgwick et West Drumheller et, en fin d'exercice, celles-ci produisaient environ 300 b/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 5 652 kbep, soit 1 681 kb de pétrole, 139 kb de LGN et 22 992 $Mpi^3$ de gaz naturel.

*Sous-région de l'est*

Corridor Lloydminster (Alberta et Saskatchewan)

Acclaim Energy a une participation dans un certain nombre de propriétés productives situées dans la zone Lloydminster, en Alberta et en Saskatchewan, ainsi que des terrains inexploités susceptibles de receler du gaz naturel ou du pétrole lourd à des profondeurs inférieures à 2 200 pieds. Acclaim Energy possède un intérêt économique direct de 100 % dans deux sections de terrain situées à environ 15 milles au nord-est de Lloydminster, à Tangleflags. Elle détient un intérêt économique direct de 100 % dans la zone Baldwinton, à 45 milles au sud-est de Lloydminster. Dans le cadre de l'acquisition de Exodus Energy Ltd., Acclaim a acquis les propriétés Greater Furness. La zone Greater Furness est une propriété recelant du pétrole lourd qui a été découverte à la fin des années 1940 dont Acclaim est la propriétaire et l'exploitante. La production est concentrée dans deux gisements et provient de la formation Sparky. La grande quantité de pétrole initial en place dans la formation Sparky et les facteurs de récupération relativement faibles permettent de mettre en valeur et d'optimiser davantage ces gisements. D'autres horizons éventuels comprennent les formations Colony, Upper McLaren, General Petroleum et Cummings. Acclaim a également acquis un terminal d'expédition aux fins du traitement et de la manutention du pétrole lourd dans le cadre de l'acquisition de Exodus Energy. Acclaim Energy exploite toutes ces propriétés et ces éléments d'actif représentent une zone centrale pour celle-ci; en date des présentes, la production nette s'établit à 2 730 b/j de pétrole brut et à 7 300 $kpi^3$/j de gaz naturel, soit une production totale de 3 950 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 8 954 kbep, soit 8 652 kb de pétrole et 1 807 $Mpi^3$ de gaz naturel.

Dodsland

La propriété Dodsland, qui est située près de Kindersley, en Saskatchewan, tire principalement sa production de pétrole de la zone Viking. Acclaim Energy, en collaboration avec un partenaire prépondérant, exploite environ 600 puits dont le taux de production en fin d'exercice s'établissait à environ 580 b/j de pétrole brut. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 1 854 kbep, soit 1 820 kb de pétrole, 6 kb de LGN et 171 $Mpi^3$ de gaz naturel.

***Région sud (Alberta)***

*Bantry*

La propriété Bantry, productrice de pétrole de densité moyenne, est située à 110 milles à l'est de Calgary. Elle a été acquise dans le cadre de l'arrangement relatif à Elk Point. La production actuelle provient principalement du groupe Mannville à une profondeur moyenne de 3 200 pieds, la formation Nisku produisant également du pétrole dans deux puits. Acclaim Energy (à titre de propriétaire à 60 %) exploite 16 puits de pétrole (9,2 puits nets), 11 puits fermés ou dont l'exploitation est suspendue (6,6 puits

nets) ainsi qu'une installation pétrolière centrale et un système d'évacuation des eaux. En fin d'exercice, la production nette provenant de cette propriété s'établissait à 250 b/j de pétrole brut et à 500 kpi$^3$/j de gaz naturel, soit une production totale de 330 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 969 kbep, soit 840 kb de pétrole et 774 Mpi$^3$ de gaz naturel.

*Manyberries*

La propriété Manyberries, acquise dans le cadre de l'arrangement relatif à Ketch Energy, se caractérise par une production de pétrole brut de grande qualité à raison d'un intérêt économique direct élevé. La stratégie d'exploitation de Acclaim Energy dans cette zone consiste à contrôler de grandes quantités de pétrole initial en place et à mettre en œuvre des stratégies efficaces d'épuisement de gisements comprenant l'injection d'eau, le forage de développement et le forage d'exploitation. L'horizon productif principal, le grès Lower Mannville Sunburst, s'est révélé une cible excellente pour augmenter la récupération de pétrole grâce au maintien de pression et à l'injection d'eau. Acclaim Energy exploite 90 % de sa production et contrôle deux installations pétrolières centrales et de nombreuses installations à puits unique dans cette zone. En fin d'exercice, la production nette provenant de cette propriété s'établissait à 600 b/j de pétrole et de liquides et à 300 kpi$^3$/j de gaz naturel, soit une production totale de 650 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 2 320 kbep, soit 2 134 kb de pétrole et 115 Mpi$^3$ de gaz naturel.

*Sud-ouest de la Saskatchewan*

Ces propriétés productrices de pétrole de densité moyenne sont situées à environ 50 milles au sud-ouest de Swift Current. La production provient des formations Upper et Lower Shaunavon, à une profondeur moyenne de 4 600 pieds. Acclaim Energy exploite la majorité des puits de la zone, ayant des participations dans 52 puits de pétrole productifs bruts (49,1 puits nets) et sept puits fermés ou dont l'exploitation est suspendue (7,0 puits nets). À Leitchville, Acclaim Energy exploite la concession Leitchville Shaunavon Voluntary (en propriété exclusive), qui est composée de 17 puits de pétrole, de deux puits de pétrole dont l'exploitation est suspendue, de huit puits d'injection d'eau et d'un puits d'eau. Les puits sont tous raccordés à l'installation centrale appartenant exclusivement à Acclaim Energy, qui assure le traitement de la production et comprend également une usine d'injection d'eau. L'installation de production est reliée à un pipeline. Acclaim Energy a également un intérêt économique direct de 100 % dans des terrains adjacents à la concession qui ne font pas l'objet d'une exploitation concertée, sur lesquels on trouve neuf puits de pétrole et trois puits fermés ou dont l'exploitation est suspendue. À Leon Lake, Acclaim Energy est propriétaire d'une participation dans 19 puits de pétrole productifs (16,5 puits nets), un puits fermé net et une installation pétrolière dont elle est propriétaire exclusive. Une partie du gisement fait l'objet d'un projet pilote d'injection d'eau. À Clintonville, Acclaim Energy a une participation dans cinq puits de pétrole productifs (4,6 puits nets) et un puits fermé net. En fin d'exercice, la production nette de pétrole provenant du sud-ouest de la Saskatchewan s'établissait à 550 b/j de pétrole. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à ces propriétés se chiffraient à 2 552 kbep, soit 2 547 kb de pétrole et 32 Mpi$^3$ de gaz naturel.

*Sud-est de la Saskatchewan*

La zone du sud-est de la Saskatchewan, acquise dans le cadre de l'arrangement relatif à Ketch Energy, produit du pétrole de densité légère et moyenne. Les propriétés productives principales sont Viewfield, Elcott, Workman South et Wapella. Dans la zone Viewfield, Acclaim Energy produit du pétrole de densité moyenne provenant de la formation Midale et du pétrole de densité légère provenant des formations Frobisher. À Elcott, Acclaim Energy produit du pétrole de densité moyenne provenant de la formation Midale. Le gisement fait l'objet d'un projet pilote d'injection d'eau et recèle de bonnes possibilités d'expansion de l'injection d'eau et d'augmentation de la production et des réserves. À Wapella, Acclaim Energy produit du pétrole de densité moyenne provenant des sables pétrolifères du Jurassique et du Crétacé inférieur. Acclaim estime qu'il existe de bonnes possibilités de forage intercalaire dans le gisement et de remise en production de puits dans des horizons productifs supplémentaires. L'intérêt économique direct moyen de Acclaim Energy est d'environ 43 %. En fin d'exercice, la production nette de pétrole provenant de la zone du sud-est de la Saskatchewan totalisait environ 785 b/j de pétrole et 300 kpi$^3$/j de gaz dissous, soit 835 bep/j. En date du 31 décembre 2003, les réserves prouvées et probables totales de Acclaim Energy attribuables à cette propriété se chiffraient à 1 563 kbep, soit 1 534 kb de pétrole et 162 Mpi$^3$ de gaz naturel.

## Renseignements supplémentaires concernant les données relatives aux réserves

### *Réserves non mises en valeur*

Le tableau suivant présente les réserves prouvées non mises en valeur et les réserves probables non mises en valeur, chacune par type de produit, attribuées à Acclaim Energy pour les périodes indiquées, en fonction des participations de la Société dans celles-ci.

| | Réserves prouvées non mises en valeur[1] | | | | Réserves probables non mises en valeur[1] | | | |
|---|---|---|---|---|---|---|---|---|
| Exercice | Pétrole brut léger et moyen (kb) | Pétrole lourd (kb) | Gaz naturel (Mpi³) | LGN (kb) | Pétrole brut léger et moyen (kb) | Pétrole lourd (kb) | Gaz naturel (Mpi³) | LGN (kb) |
| 2003 | 4 272 | 1 153 | 10 976 | 507 | 2 836 | 825 | 13 530 | 688 |
| 2002 | 4 719 | 761 | 16 090 | 720 | 1 983 | 549 | 14 690 | 442 |
| 2001[2] | 3 795 | - | 34 215 | 1 216 | 3 067 | - | 31 885 | 984 |

Notes
(1) Selon la participation de la Société dans les réserves.
(2) Ketch Energy ne disposait pas de la répartition des réserves prouvées inexploitées et des réserves prouvées non mises en valeur; par conséquent, les réserves prouvées non mises en valeur sont égales au total des réserves prouvées inexploitées.
(3) Ketch Energy ne disposait pas de la répartition des réserves probables mises en valeur inexploitées et des réserves probables non mises en valeur; par conséquent, les réserves probables non mises en valeur sont égales au total des réserves probables inexploitées.

Acclaim Energy investit des capitaux dans des travaux de mise en valeur, qui font passer ses réserves prouvées non mises en valeur et ses réserves probables dans la catégorie des réserves prouvées mises en valeur exploitées. En 2003, 41,3 M$ ont été affectés au poste des capitaux de mise en valeur et entre 40 M$ et 50 M$ ont été inscrits au budget des capitaux de mise en valeur en 2004. Une partie des capitaux de mise en valeur sera affectée à la conversion des réserves prouvées non mises en valeur et des réserves probables en réserves prouvées exploitées mises en valeur. L'attribution des capitaux aux propriétés et le calendrier des activités de mise en valeur reposent sur des données économiques et sur le rendement de chacune des propriétés. En 2004, Acclaim Energy priorisera la mise en valeur des zones Pouce Coupe, dans la région nord, Golden Spike, dans la région centrale, Willesden Green, dans la région ouest, ainsi que, dans une moindre mesure, Greater Furness, dans la région du centre-est, et Manyberries.

Acclaim Energy prévoit continuer de recourir à des activités de mise en valeur, telles que le forage, le conditionnement et la modernisation des installations, afin de faire passer les réserves prouvées et probables non mises en valeur dans la catégorie des réserves prouvées mises en valeur exploitées. Si des droits visant des terrains sont susceptibles d'expirer dans un délai inférieur à un an, Acclaim Energy pourrait conclure des accords d'amodiation qui élimineraient l'expiration éventuelle en question et se traduiraient éventuellement par la conversion de certaines réserves prouvées et probables non mises en valeur en réserves prouvées mises en valeur exploitées.

### *Frais de mise en valeur futurs*

Le tableau suivant présente les frais de mise en valeur déduits de l'estimation des produits nets futurs de Acclaim Energy attribuables aux catégories de réserves indiquées ci-après.

| Exercice | Prix et coûts prévisionnels (en milliers de dollars) | | | | Prix et coûts constants (en milliers de dollars) | |
|---|---|---|---|---|---|---|
| | Réserves prouvées | | Réserves prouvées et probables | | Réserves prouvées | |
| | 0 % | 10 % | 0 % | 10 % | 0 % | 10 % |
| 2004 | 23 338 | 22 252 | 28 917 | 27 571 | 23 338 | 22 252 |
| 2005 | 22 961 | 19 902 | 40 223 | 34 865 | 22 622 | 19 608 |
| 2006 | 5 480 | 4 318 | 8 380 | 6 603 | 5 319 | 4 191 |

| Exercice | Prix et coûts prévisionnels (en milliers de dollars) | | | | Prix et coûts constants (en milliers de dollars) | |
|---|---|---|---|---|---|---|
| | Réserves prouvées | | Réserves prouvées et probables | | Réserves prouvées | |
| | 0 % | 10 % | 0 % | 10 % | 0 % | 10 % |
| 2007 | 3 792 | 2 716 | 4 365 | 3 127 | 3 626 | 2 598 |
| 2008 | 3 960 | 2 579 | 4 573 | 2 978 | 3 733 | 2 431 |
| Par la suite | 3 058 | 1 299 | 4 462 | 1 789 | 2 641 | 1 136 |
| Total | 62 589 | 53 066 | 90 920 | 76 933 | 61 279 | 52 217 |

Les frais de mise en valeur futurs sont des dépenses en immobilisations nécessaires à l'avenir pour permettre à Acclaim Energy de convertir les réserves prouvées non mises en valeur et les réserves probables en réserves prouvées mises en valeur exploitées. Acclaim Energy prévoit combiner les rentrées de fonds générées à l'interne et les financements par actions et par emprunts pour financer ses frais de mise en valeur futurs. Selon les prix des marchandises et les hypothèses relatives aux coûts adoptés dans le cas des prix et des coûts constants et dans celui des prix et des coûts prévisionnels, toutes les dépenses incluses dans les frais de mise en valeur futurs sont économiques étant donné qu'elles augmentent la valeur actualisée nette des réserves prouvées mises en valeur.

**Autres renseignements pétroliers et gaziers**

*Puits de pétrole et de gaz*

Le tableau suivant présente le nombre et l'état des puits dans lesquels Acclaim Energy avait un intérêt économique direct au 31 décembre 2003.

| | Puits de pétrole | | | | Puits de gaz naturel | | | |
|---|---|---|---|---|---|---|---|---|
| | Productifs | | Non productifs[1] | | Productifs | | Non productifs[1] | |
| | Bruts[2] | Nets | Bruts | Nets | Bruts[2] | Nets | Bruts | Nets |
| Alberta | 1 139 | 406,9 | 12 | 8,3 | 1 424 | 290,9 | 38 | 22,3 |
| Colombie-Britannique | 21 | 1,2 | - | - | 43 | 14,4 | 2 | 1,1 |
| Saskatchewan | 805 | 426,9 | 21 | 21,0 | 13 | 2,7 | - | - |
| Total | 1 965 | 835,0 | 33 | 29,3 | 1 480 | 308,0 | 40 | 23,4 |

(1) Les puits non productifs désignent les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs.
(2) Les puits bruts comprennent les puits faisant l'objet d'une exploitation concertée.

*Propriétés sans réserves attribuées*

Le tableau suivant présente la superficie totale des terrains appartenant à la Société qui sont attribuables aux propriétés recelant des réserves prouvées et non prouvées au 31 décembre 2003.

| | Terrains mis en valeur (en acres) | | Terrains non prouvés (en acres) | | Total (en acres) | |
|---|---|---|---|---|---|---|
| | Bruts | Nets | Bruts | Nets | Bruts | Nets |
| Alberta | 609 743 | 317 253 | 541 375 | 347 513 | 1 115 118 | 664 766 |
| Colombie-Britannique | 51 452 | 20 916 | 54 080 | 26 115 | 105 532 | 47 031 |
| Saskatchewan | 78 002 | 45 668 | 49 271 | 35 660 | 127 273 | 81 328 |
| Total | 739 197 | 383 837 | 644 726 | 409 287 | 1 347 923 | 793 125 |

Acclaim Energy prévoit que des droits d'exploration, de mise en valeur et d'exploitation visant 89 000 acres nets de ses terrains non mis en valeur expireront d'ici le 31 décembre 2004.

*Contrats à terme*

Le programme de couverture de Acclaim Energy est conçu pour réduire les risques et à assurer une certaine stabilité afin de soutenir les distributions que la Fiducie verser à ses porteurs de parts. Le programme a pour objectif d'assurer une protection contre la baisse des prix quant à environ 50 % de la production à terme estimative, tout en conservant la possibilité de profiter d'une hausse des prix au moyen d'options de vente et de tunnels. Acclaim Energy contrôle directement environ 85 % de ses ventes de gaz naturel, le reste étant vendu aux termes de contrats à long terme conclus avec plusieurs courtiers-fournisseurs de gaz canadiens. La totalité de la production de pétrole brut et de LGN de Acclaim Energy est vendue par l'intermédiaire de revendeurs et de raffineurs indépendants à des prix sensibles aux fluctuations du marché.

Pour obtenir de plus amples renseignements sur les engagements principaux visant la vente de gaz naturel et de pétrole brut qui étaient en vigueur au 31 décembre 2003, se reporter à la note 12 des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, qui est intégrée aux présentes par renvoi.

***Renseignements supplémentaires sur les frais d'abandon et de remise en état***

Les frais d'abandon et de remise en état futurs ont été estimés en fonction des frais réels engagés jusqu'à présent par Acclaim Energy dans le cadre de ses activités d'abandon et de remise en état. Des frais d'abandon et de remise en état visant environ 1 143 puits productifs nets et totalisant 33,6 M$ (14,7 M$ actualisés au taux de 10 %) sont pris en considération dans les produits nets futurs estimatifs. Des frais d'abandon d'installations de 21 M$ (9,2 M$ actualisés au taux de 10 %) ne sont pas pris en considération dans les produits nets futurs estimatifs.

*Horizon fiscal*

En raison de la structure de la Fiducie et de ses entités affiliées, la totalité du revenu imposable qu'aurait réalisé Acclaim Energy ou les autres entités affiliées sera dévolue à la Fiducie qui l'attribuera à ses porteurs de parts, principalement par l'intermédiaire du paiement et de la déduction de l'intérêt sur les emprunts ou des redevances sur les propriétés pétrolifères et gazéifères sous-jacentes que détient la Fiducie. Par conséquent, Acclaim Energy n'a pas eu d'impôt à payer jusqu'à présent et ne prévoit pas avoir à le faire.

*Frais engagés*

Le tableau suivant résume les dépenses (déduction faite des mesures incitatives et d'une certaine tranche du produit et compte tenu des frais généraux et administratifs capitalisés) se rapportant aux activités exercées par Acclaim Energy au cours de l'exercice terminé le 31 décembre 2003.

| | |
|---|---|
| Coût d'acquisition des propriétés | |
| Propriétés recelant des réserves prouvées | 404,7 $ |
| Propriétés recelant des réserves non prouvées | 9,4 |
| Frais d'exploration | 2,7 |
| Frais de mise en valeur | 37,8 |
| Total | 454,6 $ |

*Activités d'exploration et de mise en valeur*

Le tableau suivant présente les puits d'exploration et de développement bruts et nets au forage desquels Acclaim Energy a participé au cours de l'exercice terminé le 31 décembre 2003.

| | Bruts | Nets |
|---|---|---|
| Puits de pétrole léger et moyen | 28 | 18,79 |
| Puits de gaz naturel | 18 | 10,79 |
| Puits de service | - | - |
| Puits secs | 4 | 2,26 |
| Total | 50 | 31,22 |

Acclaim Energy a dépensé 37,8 M$ en 2003 pour forer 50 puits de développement dans tout le bassin sédimentaire de l'Ouest canadien et 2,7 M$ pour acheter des terres de la Couronne. Le programme a été pondéré aux fins de la mise en valeur du pétrole, les dépenses ayant été réparties équitablement entre les cinq régions exploitées par Acclaim Energy. Dans les régions du centre-est, sud, nord, centrale et ouest, 17, 13, huit et quatre puits ont été forés, respectivement. Le programme d'acquisition de 2003 de Acclaim Energy a visé principalement l'augmentation des éléments d'actif productifs dans les régions ouest et nord et le programme de forage de 2004, qui devrait s'établir entre 40 M$ et 50 M$, pourrait être accru dans ces régions. En outre, le programme de 2004 prévoira une priorisation accrue des activités de remise en état et de reconditionnement de puits existants, ainsi que d'autres activités d'optimisation, notamment l'acidification, la fracturation et l'injection d'eau afin d'accroître de façon économique la production et les réserves.

*Production estimative*

Le tableau suivant présente le volume de production estimatif de Acclaim Energy pour l'exercice terminé le 31 décembre 2004, dont l'estimation des produits nets futurs présentée dans le tableau figurant à la rubrique « Présentation des données relatives aux réserves » fait état.

| | Pétrole léger et moyen | Pétrole lourd | Gaz naturel | Liquides de gaz naturel | Bep |
|---|---|---|---|---|---|
| | *(b/j)* | *(b/j)* | *(kpi³/j)* | *(b/j)* | *(bep/j)* |
| 2004 | 8 600 | 2 000 | 75 000 | 1 900 | 25 000 |

*Historique de production*

Le tableau suivant résume certains renseignements relatifs à la production, aux prix obtenus pour les produits, aux redevances versées, aux frais d'exploitation et aux revenus nets en résultant pour les périodes indiquées ci-après.

| | Trimestre terminé le | | | |
|---|---|---|---|---|
| | 2003 | | | |
| (6:1) | 31 décembre | 30 septembre | 30 juin | 31 mars |
| Production quotidienne moyenne | | | | |
| Pétrole léger et moyen (b/j) | 7 996 | 7 124 | 5 520 | 4 474 |
| Pétrole lourd (b/j) | 1 520 | 2 123 | 2 153 | 2 792 |
| Gaz (kpi³/j) | 80 058 | 76 720 | 59 162 | 55 225 |
| LGN (b/j) | 2 179 | 2 233 | 1 838 | 1 730 |
| Combinaison (bep/j) | 25 009 | 24 267 | 19 372 | 18 200 |

| (6:1) | Trimestre terminé le 2003 | | | |
|---|---|---|---|---|
| | **31 décembre** | **30 septembre** | **30 juin** | **31 mars** |
| Prix moyen obtenu | | | | |
| Pétrole léger et moyen ($/b) | 34,87 | 33,27 | 35,01 | 38,21 |
| Pétrole lourd ($/b) | 24,77 | 30,17 | 27,21 | 38,05 |
| Gaz ($/kpi$^3$) | 5,29 | 5,63 | 6,19 | 6,79 |
| LGN ($/b) | 29,98 | 25,92 | 28,55 | 34,14 |
| Combinaison ($/bep) | 32,16 | 32,59 | 34,60 | 39,09 |
| Redevances | | | | |
| Pétrole léger et moyen ($/b) | 4,09 | 5,36 | 4,81 | 11,66 |
| Pétrole lourd ($/b) | 2,19 | 1,84 | 1,26 | 1,91 |
| Gaz ($/kpi$^3$) | 1,11 | 1,37 | 1,31 | 1,73 |
| LGN ($/b) | 5,86 | 6,70 | 5,65 | 11,81 |
| Combinaison ($/bep) | 5,48 | 6,64 | 6,05 | 9,47 |
| Frais d'exploitation ($/bep) | | | | |
| Pétrole léger et moyen ($/b) | 9,96 | 11,25 | 10,39 | 11,02 |
| Pétrole lourd ($/b) | 8,94 | 9,34 | 6,10 | 4,17 |
| Gaz ($/kpi$^3$) | 1,03 | 0,81 | 0,68 | 0,71 |
| LGN ($/b) | - | - | - | - |
| Combinaison ($/bep) | 7,01 | 6,69 | 5,73 | 5,50 |
| Revenu net réalisé ($/bep) | | | | |
| Pétrole léger et moyen ($/b) | 20,82 | 16,66 | 19,82 | 15,52 |
| Pétrole lourd ($/b) | 13,63 | 18,99 | 19,85 | 31,97 |
| Gaz ($/kpi$^3$) | 18,90 | 20,71 | 25,21 | 26,13 |
| LGN ($/b) | 24,12 | 19,22 | 25,90 | 22,33 |
| Combinaison ($/bep) | 19,67 | 19,26 | 22,82 | 24,12 |

Le tableau suivant indique la production quotidienne moyenne que Acclaim Energy à tiré de ses gisements principaux au cours de l'exercice terminé le 31 décembre 2003.

| | **Pétrole brut léger et moyen** | **Pétrole lourd** | **Gaz** | **LGN** | **Bep** |
|---|---|---|---|---|---|
| | **(b/j)** | **(b/j)** | **(kpi$^3$/j)** | **(b/j)** | **(bep/j)** |
| **Total en Alberta** | **4 873** | **67** | **63 182** | **1 952** | **17 422** |
| Golden Spike | 291 | - | 10 346 | 821 | 2 837 |
| Morinville | 350 | - | 8 696 | 301 | 2 101 |
| Willesden Green | 116 | - | 6 112 | 43 | 1 178 |
| Tangent | 209 | - | 1 169 | 56 | 460 |
| Sud-est de l'Alberta | 963 | - | 1 237 | - | 1 170 |
| Bigoray | 459 | - | 3 380 | 77 | 1 099 |
| Valhalla | 359 | - | 2 109 | 46 | 756 |
| Autres propriétés | 2 126 | - | 30 133 | 608 | 7 821 |
| **Total en Saskatchewan** | **1 366** | **2 084** | **1 105** | **5** | **3 639** |
| Propriétés de pétrole lourd | - | 1 740 | 686 | - | 1 854 |
| Sud-est de la Saskatchewan | 673 | - | 36 | - | 679 |
| Sud-ouest de la Saskatchewan | 461 | - | - | - | 461 |
| Dodsland | 77 | 334 | 157 | 5 | 442 |
| Autres propriétés | 155 | 10 | 226 | - | 203 |

| | Pétrole brut léger et moyen | Pétrole lourd | Gaz | LGN | Bep |
|---|---|---|---|---|---|
| | (b/j) | (b/j) | (kpi³/j) | (b/j) | (bep/j) |
| **Total en Colombie-Britannique** | **37** | **-** | **3 597** | **40** | **677** |
| Buick Creek | 10 | - | 1 393 | 23 | 265 |
| Inga | 8 | - | 642 | 7 | 122 |
| Autres propriétés | 19 | - | 1 562 | 10 | 290 |
| **Total** | **6 276** | **2 151** | **67 884** | **1 997** | **21 738[1]** |

(1) Les données sur la production tiennent compte de la production totale dont on a fait la moyenne pendant l'année. La moyenne des données relatives à la production totale a été calculée pour la période durant laquelle les propriétés appartenaient à Acclaim, période qui, relativement à plusieurs propriétés clés, était inférieure à un an.

**Définitions et autres notes**

Les définitions et autres notes suivantes s'appliquent au présent relevé :

« **Acclaim Energy** » désigne Acclaim Energy Inc., société par actions constituée en vertu de la BCAA;

« **acquisition de Gilby/Willesden Green** » désigne l'acquisition des propriétés Gilby/Willesden Green par Acclaim Energy;

« **acquisition de NG** » désigne l'acquisition des propriétés NG par Acclaim Energy;

« **arrangement relatif à Elk Point** » désigne le regroupement d'entreprises auquel ont participé la Fiducie, Acclaim Energy, Elk Point et Burmis Energy Inc., qui a été réalisé le 28 janvier 2003 par voie de plan d'arrangement en vertu de la LCSA, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Elk Point, Burmis Energy Inc. a acquis l'actif américain et certaines propriétés albertaines de moindre importance de Elk Point et les actions de Burmis Energy Inc. ont été placées auprès des ex-porteurs d'actions ordinaires de Elk Point;

« **arrangement relatif à Ketch Energy** » désigne le regroupement d'entreprises auquel ont participé la Fiducie, Acclaim Energy, Ketch Energy et Ketch Resources Ltd., qui a été réalisé le 1er octobre 2002 par voie de plan d'arrangement en vertu de la BCAA, dans le cadre duquel, entre autres choses, la Fiducie a acquis indirectement la totalité des actions ordinaires émises et en circulation de Ketch Energy, Ketch Resources Ltd. a acquis certains éléments d'actif de croissance de Ketch Energy et les actions de Ketch Resources Ltd. ont été placées auprès des ex-porteurs d'actions ordinaires de Ketch Energy;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **bruts** » ou « **brutes** » désigne :

a) à l'égard de la participation de Acclaim Energy dans la production et les réserves, les « **réserves brutes de Acclaim Energy** », qui représentent la quote-part de la participation (en exploitation ou hors exploitation) de Acclaim Energy sans déduire les redevances et sans inclure les droits de redevance de celle-ci;

b) à l'égard des puits, le nombre total de puits dans lesquels Acclaim Energy a une participation;

c) à l'égard des propriétés, le nombre total de propriétés dans lesquelles Acclaim Energy a une participation;

« **charges futures d'impôt** » désigne les charges futures d'impôt estimées (généralement chaque année) de la manière suivante :

a) en procédant aux répartitions appropriées des coûts et des pertes non déduits estimatifs reportés aux fins de l'impôt entre les activités pétrolières et gazières et les autres activités;

b) sans déduire les coûts futurs estimatifs (par exemple, les redevances à la Couronne) qui ne sont pas déductibles dans le calcul du revenu imposable;

c) en tenant compte des crédits d'impôt et des déductions fiscales estimatifs (par exemple, les crédits d'impôt pour redevances);

d) en imputant aux rentrées nettes futures avant impôts se rapportant aux activités pétrolières et gazières de Acclaim Energy les taux d'imposition de fin d'année appropriés, compte tenu des taux d'imposition déjà fixés dans la loi;

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances;

« **Fiducie** » désigne Acclaim Energy Trust;

« **frais d'exploration** » désigne les frais engagés en vue de repérer des zones qui pourraient justifier une étude et d'étudier des zones particulières qui sont jugées susceptibles de contenir des réserves de pétrole et de gaz, y compris les frais des forages d'exploration et des forages stratigraphiques d'exploration. Les frais d'exploration peuvent être engagés avant ou après l'acquisition de la propriété en question. Les frais d'exploration, qui comprennent les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités d'exploration, sont les suivants :

a) les frais liés aux études topographiques, géochimiques, géologiques et géophysiques, les droits d'accès aux propriétés pour effectuer ces études, les salaires et autres frais des géologues, des équipes géophysiques et du personnel effectuant ces études;

b) les frais de possession et de conservation des terrains non prouvés, comme les loyers différés, les impôts sur les propriétés (autres que l'impôt sur les bénéfices et l'impôt sur le capital), les frais juridiques relatifs à la défense des titres et à la conservation des titres et des contrats de concession;

c) les contributions liées aux puits secs et aux conditionnements de puits;

d) les frais de forage et d'équipement des puits d'exploration;

e) les frais liés aux forages stratigraphiques d'exploration;

« **frais de mise en valeur** » désigne les frais engagés afin d'accéder aux réserves et d'implanter des installations d'extraction, de traitement, de collecte et de stockage du pétrole et du gaz tirés des réserves. Plus précisément, les frais de mise en valeur, y compris les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités de mise en valeur, sont les frais engagés aux fins suivantes :

a) accéder aux emplacements de puits et les préparer en vue du forage, y compris la prospection de ceux-ci visant à déterminer les emplacements précis de forage de développement, le déblaiement, le drainage, la construction de routes, le déplacement de routes publiques, de conduites de gaz et de lignes électriques, le matériel de pompage et les têtes de puits;

b) forer et équiper les puits de développement, les puits de développement résultant de forages stratigraphiques et les puits de service, y compris les frais liés aux plates-formes et au matériel comme le tubage, les colonnes de production, le matériel de pompage et les têtes de puits;

c) acquérir, construire et mettre en place des installations de production comme les conduites d'écoulement, les séparateurs, les purificateurs, les réchauffeurs, les collecteurs, les appareils de mesure et les réservoirs de stockage,

les installations de conditionnement et de traitement du gaz naturel et les systèmes de services généraux et d'évacuation des déchets;

d) mettre en place des systèmes de récupération améliorés;

« **GLJ** » désigne Gilbert Laustsen Jung Associates Ltd., consultants en pétrole indépendants de Calgary, en Alberta;

« **hypothèses économiques** » désigne les prix et les coûts utilisés dans l'estimation, à savoir :

a) les prix et les coûts constants au dernier jour de l'exercice de Acclaim Energy;

b) les prix et les coûts prévisionnels;

« **Ketch Energy** » désigne Ketch Energy Ltd., société par actions devancière de Acclaim Energy constituée en vertu de la BCAA;

« **LCSA** » désigne la *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, en sa version modifiée, y compris le règlement y afférent;

« **nets** » ou « **nettes** » désigne :

a) à l'égard de la participation Acclaim Energy dans la production et les réserves, les « **réserves nettes de Acclaim Energy** », qui représentent la quote-part de la participation de Acclaim Energy (en exploitation et hors exploitation), déduction faite des redevances à payer, plus les droits de redevance de Acclaim Energy sur la production ou les réserves;

b) à l'égard des puits, le nombre de puits obtenus en additionnant l'intérêt économique direct de Acclaim Energy dans chacun de ses puits bruts;

c) à l'égard de la participation de Acclaim Energy dans une propriété, la superficie totale dans laquelle Acclaim Energy a une participation, multipliée par l'intérêt économique direct dont Acclaim Energy est propriétaire;

« **porteurs de parts** » désigne les porteurs de parts de fiducie de la Fiducie;

« **prix et coûts constants** » désigne les prix et les coûts suivants utilisés dans une estimation :

a) les prix et les coûts de Acclaim Energy à la date d'effet de l'estimation, maintenus constants pendant toute la durée estimative des propriétés faisant l'objet de l'estimation;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels Acclaim Energy est liée légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a);

« **prix et coûts prévisionnels** » désigne les prix et les coûts futurs qui correspondent à l'un ou l'autre des critères suivants :

a) ceux qui sont généralement acceptés comme une perspective raisonnable;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels Acclaim Energy est liée légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a);

« **propriétés Gilby/Willesden Green** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées dans les zones Gilby West et Willesden Green, dans le centre-ouest de l'Alberta, acquises par Acclaim Energy dans le cadre de l'acquisition de Gilby/Willesden Green;

« **propriétés NG** » désigne les participations dans les réserves de pétrole et de gaz naturel et les installations connexes situées en Alberta et en Colombie-Britannique, acquises par Acclaim Energy dans le cadre de l'acquisition de NG;

« **puits d'exploration** » désigne un puits qui n'est ni un puits de développement, ni un puits de service ni un forage stratigraphique;

« **puits de développement** » désigne un puits foré dans les limites établies d'un gisement de pétrole ou de gaz, ou à proximité du bord d'un gisement, jusqu'à la profondeur d'un horizon stratigraphique reconnu comme productif;

« **puits de service** » désigne un puits foré ou complété en vue de soutenir la production dans un champ existant. Les puits de cette catégorie sont forés aux fins précises suivantes : injection de gaz (gaz naturel, propane, butane ou gaz de combustion), injection d'eau, injection de vapeur, injection d'air, élimination de l'eau salée, approvisionnement d'eau en vue de l'injection, observation ou injection en vue de la combustion;

« **rapport GLJ** » désigne le rapport daté du 18 mars 2004 qui évalue, en date du 31 décembre 2003, les réserves de pétrole brut, de liquides de gaz naturel et de gaz naturel attribuables, au 1er janvier 2004, aux propriétés de Acclaim Energy;

« **réserves** » désigne les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie connue;

c) des conditions économiques précises, généralement acceptées comme raisonnables et indiquées;

« **réserves mises en valeur exploitées** » désigne les réserves qu'on prévoit récupérer d'intervalles de conditionnement ouverts au moment de l'estimation. Ces réserves peuvent être actuellement en production, ou, si elles sont inutilisées, elles doivent avoir été en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable;

« **réserves mises en valeur inexploitées** » désigne les réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue;

« **réserves mises en valeur** » désigne les réserves qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits);

« **réserves non mises en valeur** » désigne les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées, probables ou possibles) dont elles font partie;

« **réserves probables** » désigne les réserves additionnelles pour lesquelles la certitude de la récupération est inférieure à celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives. Il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et des réserves probables estimatives;

« **réserves prouvées** » désigne les réserves qu'on estime récupérables avec un degré élevé de certitude. Il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives.

En outre, sauf indication contraire, les termes et les expressions utilisés dans le présent relevé sans y être définis ont le sens qui leur est attribué dans le règlement 51-101.

Dans le présent relevé, les abréviations suivantes ont le sens qui leur est donné ci-après :

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi$^3$** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de un baril par 6 kpi$^3$. Les renseignements figurant aux présentes à l'égard des bep peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en bep de 6 kpi$^3$ pour un baril est fondé sur une méthode de conversion en valeur d'énergie équivalente applicable principalement au bec de brûleur et ne représente pas une équivalence des valeurs à la tête du puits.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **Mb** » désigne un million de barils

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **kpi$^3$** » désigne un millier de pieds cubes

« **kpi$^3$/j** » désigne un millier de pieds cubes par jour

« **Mpi$^3$** » désigne un million de pieds cubes

« **Mpi$^3$/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

## ACCLAIM ENERGY TRUST

## RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR L'INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

La direction de Acclaim Energy Inc. (« Acclaim Energy ») a la responsabilité d'établir et de fournir l'information concernant les activités pétrolières et gazières de Acclaim Energy conformément à la réglementation des valeurs mobilières. Cette information inclut les données relatives aux réserves, qui comprennent ce qui suit :

a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz, estimées au 31 décembre 2003 au moyen de prix et coûts prévisionnels;

(ii) les produits nets futurs estimatifs correspondants;

b) (i) les réserves prouvées de pétrole et de gaz, estimées au 31 décembre 2003 au moyen de prix et coûts constants;

(ii) les produits nets futurs estimatifs correspondants.

Un évaluateur de réserves qualifié indépendant a évalué les données relatives aux réserves de Acclaim Energy. Son rapport est présenté ci-après.

Le comité des réserves du conseil d'administration de Acclaim Energy a fait ce qui suit :

a) a examiné les méthodes suivies par Acclaim Energy pour fournir l'information à l'évaluateur de réserves qualifié indépendant;

b) a rencontré l'évaluateur de réserves qualifié indépendant dans le but de déterminer si on lui a imposé des restrictions limitant sa capacité de fournir un rapport sans restriction;

c) a examiné les données relatives aux réserves avec la direction et l'évaluateur de réserves qualifié indépendant.

Le comité des réserves du conseil d'administration a examiné les procédures suivies par Acclaim Energy pour rassembler et présenter toute autre information concernant ses activités pétrolières et gazières et a examiné cette information avec la direction. Le conseil d'administration, sur la recommandation du comité des réserves, a approuvé ce qui suit :

a) le contenu des données relatives aux réserves et de toute autre information concernant le pétrole et le gaz et leur dépôt auprès des autorités en valeurs mobilières;

b) le dépôt du rapport de l'évaluateur de réserves qualifié indépendant sur les données relatives aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

(signé) « J. Paul Charron »
J. Paul Charron
Président et chef de la direction

(signé) « Richard J. Tiede »
Richard J. Tiede
Vice-président, Expansion des affaires

(signé) « Noel A. Cleland »
Noel A. Cleland
Administrateur et président du comité des réserves

(signé) « Jack C. Lee »
Jack C. Lee
Président du conseil d'administration et membre du comité des réserves

Le 18 mars 2004

**ACCLAIM ENERGY TRUST**

**RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES**

Au conseil d'administration de Acclaim Energy Inc. (la « Société »)

1. Nous avons évalué les données relatives aux réserves de la Société au 1er janvier 2004. Les données relatives aux réserves comprennent ce qui suit :

   a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz, estimées au 1er janvier 2004 au moyen de prix et coûts prévisionnels;

   (ii) les produits nets futurs estimatifs correspondants;

   b) (i) les réserves prouvées de pétrole et de gaz, estimées au 31 décembre 2003 au moyen de prix et coûts constants;

   (ii) les produits nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes exposées dans le manuel intitulé *Canadian Oil and Gaz Evaluation Handbook* (le « manuel COGE »), rédigé en collaboration par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que l'évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et définitions exposés dans le manuel COGE.

4. Le tableau suivant présente les produits nets futurs estimatifs (avant impôts) attribués aux réserves prouvées et probables, estimés au moyen de prix et coûts prévisionnels et au moyen d'un taux d'actualisation de 10 %, qui sont compris dans les données relatives aux réserves ayant fait l'objet de l'évaluation, pour l'exercice terminé le 31 décembre 2003, et indique les portions respectives de ces produits que nous avons évaluées et à l'égard desquelles nous avons présenté un rapport au conseil d'administration de la Société :

| Évaluateur ou vérificateur de réserves qualifié indépendant | Description et date d'établissement du rapport | Emplacement des réserves (pays ou zone géographique étrangère) | Valeur actualisée nette des produits nets futurs (avant impôts, taux d'actualisation de 10 %) | | | |
|---|---|---|---|---|---|---|
| | | | Vérification | Évaluation | Examen | Total |
| Gilbert Laustsen Jung Associates Ltd. | 15 février 2004 | Canada | 0 | 782 420 000 $ | 0 | 782 420 000 $ |

5. À notre avis, les données relatives aux réserves que nous avons respectivement évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci. Nous n'exprimons aucune opinion quant aux données relatives aux réserves que nous avons examinées, mais que nous n'avons pas vérifiées ou évaluées.

6. Nous n'avons pas la responsabilité de mettre à jour nos rapports dont il est question au paragraphe 4 pour tenir compte des faits et des circonstances postérieurs à leur date d'établissement.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

(signé) « Gilbert Laustsen Jung Associates Ltd. »

Gilbert Laustsen Jung Associates Ltd.
Calgary (Alberta)
Le 18 mars 2004

82-34789

**FEE RULE**

**FORM 13-502F1**
**ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS**

---

**Reporting Issuer Name:** ACCLAIM ENERGY TRUST

**Participation Fee for the Financial Year Ending:** December 31, 2003

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)**

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 74,601,000
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) — X $10.985

Market value of class or series — = $819,492,000 — $819,492,000 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
Principal amount of 11% convertible, extendible, unsecured, subordinated debentures of Acclaim Energy Trust outstanding as at December 31, 2003 — $21,416,000 (B)

705,039 exchangeable shares, series 1 of Acclaim Energy Inc. — $8,623,000 (B)

**Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** **$849,531,000**

**Total fee payable in accordance with Appendix A of the Rule** **$35,000**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) — N/A

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 — N/A

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) — N/A

**2. Class 2 Reporting Issuers (Other Canadian Issuers)**

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

**Total Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year ________
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

**3. Class 3 Reporting Issuers (Foreign Issuers)**

Market value of securities:
*If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):*
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

**Capitalization (add market value of all classes and series of securities)** ________

*Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):*

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

**Capitalization** ________

**Total Fee payable pursuant to Appendix A of the Rule** ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

**Notes and Instructions**

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

**ACCLAIM ENERGY TRUST**
1900, 255 - 5th Avenue S.W.
Calgary, AB T2P 3G6

**DELIVERED VIA SEDAR**

April 13, 2004

Autorite des Marches Financiers
Exchange Tower, 22nd Floor
800, Square Victoria
Montreal, QC H4Z 1G3

Attention : Ms. Sophie Corbeil

Dear Ms. Corbeil:

Re: Notice pursuant to Section 114 of the *Regulation Respecting Securities* (the "**Regulation**")

We hereby file a report pursuant to Section 114 of the Regulation for the year ended December 31, 2003. Acclaim Energy Trust has not distributed any options to purchase trust units pursuant to its stock option plan nor has it issued any trust units pursuant to the exercise of options issued under its stock option plan in reliance on the exemption prescribed by Section 52 of the *Securities Act.*

No other securities were issued by Acclaim Energy Trust pursuant to an exemption provided in Section 52 of the *Securities Act* to residents of the Province of Québec for the year ended December 31, 2003.

Yours very truly,

**ACCLAIM ENERGY TRUST,** by its attorney,
**ACCLAIM ENERGY INC.**

Per: ***"David J. Broshko"***
David J. Broshko
Vice President, Finance and Chief Financial Officer

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